As filed with the Securities and Exchange Commission on May 26, 2005
Registration No. 333-124833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
COSI, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1393745
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1751 Lake Cook Road, 6th Floor
Deerfield, Illinois 60015
(847) 597-8800
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Kevin Armstrong
Chief Executive Officer
Cosi, Inc.
1751 Lake Cook Road, 6th Floor
Deerfield, Illinois 60015
(847) 597-8800
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)
Copies to:

Dennis J. Block, Esq. William P. Mills, III, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-6000	Thomas J. Leary, Esq. O’Melveny & Myers LLP 610 Newport Center Drive, Suite 1700 Newport Beach, CA 92660-5139 (949) 760-9600
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated May 26, 2005
5,076,142 Shares
Così, Inc.
Common Stock
We are selling 5,076,142 shares of common stock. Our common shares are quoted on the Nasdaq National Market under the symbol “COSI.” On May 23, 2005, the last reported sale price of our common stock was $5.14 per share.
Our business and an investment in our common shares involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 7 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
The underwriters may also purchase up to 761,421 shares of our common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over allotments.
The underwriters expect to deliver the shares in New York, New York on                     , 2005.

SG Cowen & Co.	RBC Capital Markets
                        , 2005

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
      Throughout this prospectus, we refer to various trademarks and trade names that we own or to which we have rights, including “COSÌ,” “Totally Toasted Almond Mocha,” “Mocha Kiss,” “Squagels,” “Xando,” our sun and moon logo, “Wake Up Call to Last Call,” “Symphony Blend,” “King of Hearts Blend,” “Xandwich,” ‘’Generation XO,” “Così Corners,” and “Warm ’n Così Melts.” This prospectus also contains trademarks of other companies.

PROSPECTUS SUMMARY
      This summary highlights the information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the accompanying notes, as well as the documents incorporated by reference in this prospectus, before making an investment decision.
      All references to “Così,” “we,” “our,” “ours,” “us” and the “Company” refer to Così, Inc. and its consolidated subsidiaries.
Our Business
      We are a high quality, premium convenience restaurant company that owns and operates company restaurants and offers franchises to qualified restaurant operators. We are focused on knowing our customers and their food and dining needs. We believe we meet our customers’ needs by providing authentic, innovative savory foods in tasteful upscale settings. We believe our customers view us as an “affordable luxury.” Our restaurant menus feature our authentic hearth baked crackly crust flatbread, “Così Bread,” which forms the basis for savory sandwiches and pizzas and accompanies freshly tossed salads. We also offer a full line of barista and blender products in addition to freshly brewed coffees. Our food is ordered at the counter and made fresh with the convenience of table delivery for eat-in dinner customers. We believe the combination of our high quality, innovative menu items, inviting customer-oriented atmosphere and multiple daypart dining convenience drives customer satisfaction and repeat visits. Our average check for comparable restaurants for the thirteen weeks ended April 4, 2005 was $8.28. We have also begun to provide franchisees the Così restaurant concept, which we believe is easy to operate and offers the prospect of strong financial returns.
      We currently own and operate 92 restaurants, including nine located in Federated department stores pursuant to our pilot strategic alliance with Federated Department Stores, Inc., or Federated. We locate our restaurants in business districts and residential communities in both urban and suburban locations that are convenient to our target customers. Based on a detailed research study we conducted in fiscal 2003, we determined that our target customers are adults aged 18 to 34 without children and upscale suburbanites and metro elites of all ages. Based on this research, we believe there are approximately 40 million heads of households in this demographic mix. We believe that this demographic mix is particularly attractive because in addition to its size, these customers generally have higher than average disposable incomes and a desire for high quality, made-to-order, convenient food service.
The Così Concept
      We believe that the Così name and experience have achieved substantial brand equity among our customers and have become well-known within our markets. We believe the Così concept is particularly attractive to our target customers and is defined by the following:
      The Così hearth. Our signature Così Bread is freshly baked in front of our customers throughout the day in an open flame stone hearth oven prominently located in each of our restaurants. We have introduced a new logo that features the hearth and the phrase “Simply Good Taste.”
      Distinctive product offerings. Our menu features authentic, innovative savory sandwiches, salads, pizzas, Così bagels, soups, appetizers, Warm n’ Così Melts, and S’mores and other desserts, and our beverage menu features a full line of coffee beverages, tea, smoothies, mochas and lattes and coffee cocktails. Our restaurants offer made-to-order menu items that include high quality fresh ingredients designed to appeal to our customers, who we believe have sophisticated tastes.
      Relaxing urbane atmosphere. Our restaurants are designed to be welcoming and comfortable and the upscale atmosphere is appropriately managed throughout the day by changing the music and lighting. The interior design of our restaurants is intended to create a visual vocabulary that can be easily identified by our customers.
      Multiple dayparts and formats. We currently operate our restaurants in two formats, Così and Così Downtown. Our restaurants offer lunch and afternoon coffee in a counter service format, with most offering breakfast as well. After 5 p.m., our Così restaurants add table service and offer dinner and dessert in a casual dining format. Così Downtown restaurants close in the early evening. In addition, in June 2005, one of our franchisees plans to open in New York’s LaGuardia Airport a limited walk-up Così that will offer beverage service and limited pre-prepared menu offerings.
Business Strategy
      Our goal is to become the leading national premium convenience restaurant by:
      Offering an innovative menu appealing to our target customer. Our restaurants offer high quality, made-to-order products featuring our signature Così Bread and fresh, distinctive ingredients. We maintain a pipeline of new menu offerings that are introduced seasonally through limited time offerings, or LTOs, to keep our products relevant to our target customers.
      Providing customers with an exceptional service and dining experience. Our restaurants are designed to provide a high level of service and a memorable dining experience. We believe that we provide an “affordable luxury” that our customers can enjoy everyday. Our average customer check for comparable restaurants for the thirteen weeks ended April 4, 2005 was $8.28.
      Expanding marketing initiatives to build brand awareness. We focus our marketing efforts on building brand awareness and we have devoted capital resources in fiscal 2005 to execute on this strategy. For example, we have developed a marketing calendar that focuses on five time periods (Winter, Spring, Summer, Fall and Holiday).
      Increasing comparable restaurant sales and average unit volumes. We seek to increase comparable restaurant sales and average unit volumes by introducing new menu items, increasing sales across all dayparts and running seasonal product promotions. Comparable restaurant sales for our Company-owned restaurants during each of the last three fiscal years of 2004, 2003 and 2002 increased 5.9%, 4.7% and 4.1%, respectively. Comparable restaurant sales in the first quarter of 2005 increased approximately 9.4% over the first quarter of 2004. Così has achieved comparable restaurant sales growth for 14 consecutive quarters.
      Operating our restaurants efficiently. We have developed operating disciplines that are designed to optimize the cost structure of our restaurants and to be applied consistently across our restaurants, and we continually seek to refine and improve upon those disciplines.
Growth Strategy
      We plan to grow in both existing and new markets through the following:
      Continue to develop Company-owned restaurants. Our goal is to open up to 11 Company-owned restaurants in the remainder of fiscal 2005.
      Build a system of franchised restaurants. We are currently eligible to offer franchises in 47 states. We have signed four franchise commitments. We are also in active discussions with qualified area developers and franchisees to add to our four commitments.
      Pursue foodservice strategic alliances with retailers and others. We are currently evaluating our Federated pilot program and are in discussions with Federated regarding whether or not to continue and/or expand this strategic alliance. Additionally, we plan to explore similar strategic alliances in shopping and lodging establishments, airports, stadiums and other public venues that meet our operating and financial criteria.

History
      Così was created through the October 1999 combination of two restaurant concepts, Così Sandwich Bar, Inc. and Xando, Incorporated; both served a similar customer, but focused on different parts of the day. We brought the Così Sandwich Bar concept to the United States from Paris in 1996, opening in high density business districts in New York, Washington D.C., Boston and Philadelphia. Xando Coffee and Bar, founded in 1994, offered five dayparts, including a full liquor bar at 5 p.m. After the merger, we added Così Sandwich Bar menu items to the Xando Coffee and Bar platform to create the Così restaurant. In November 2002, we became a public company.
Successful Revitalization Program
      William Forrest was elected Chairman on March 31, 2003, and, in July 2003, was joined by Kevin Armstrong as Chief Executive Officer. Under the leadership of Messrs. Forrest and Armstrong, we instituted a disciplined and aggressive customer-focused revitalization plan based upon the strength and appeal of the Così brand. We believe we have successfully implemented our revitalization plan over the last two years.

      Our principal executive offices are located at 1751 Lake Cook Road, Suite 600, Deerfield, Illinois 60015 and our telephone number is (847) 597-8800. Our website is www.getcosi.com. Information on our website is not part of this prospectus.

The Offering

Common Stock offered by us	5,076,142 shares

Common Stock to be outstanding after this offering	36,895,749 shares

Use of proceeds	We intend to use the net proceeds from this offering primarily for the development of new Company-owned restaurants, as well as for general corporate purposes, including, without limitation, working capital needs, the maintenance and remodeling of our existing restaurants and the implementation and support of our franchising program. See “Use of Proceeds.”

Nasdaq National Market symbol	COSI
      The number of shares of common stock to be outstanding after this offering is based on 31,819,607 shares of our common stock outstanding as of May 23, 2005. Except where we state otherwise, the common stock information we present in this prospectus is based on shares outstanding and excludes, as of April 4, 2005:

•	4,579,461 shares of common stock issuable upon exercise of stock options outstanding under the Così, Inc. 2005 Omnibus Long-Term Incentive Plan, the Amended and Restated Così, Inc. Stock Incentive Plan and the 1996 Così Sandwich Bar, Inc. Incentive Stock Option Plan, of which 2,240,198 were exercisable as of April 4, 2005; and

•	2,151,881 warrants to purchase, before certain anti-dilution adjustments, (a) 74,323 shares of common stock at an exercise price of $0.01 per share; (b) 2,041,753 shares of common stock at an exercise price of $6.00 per share; (c) 33,279 shares of common stock at an exercise price of $8.50 per share and (d) 2,526 shares of common stock at an exercise price of $9.50 per share.
      Except as otherwise indicated or required by context, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over allotments.
Risk Factors
      Before making an investment in our common stock, you should carefully consider the matters discussed under the heading “Risk Factors” on page 7.

Summary Consolidated Financial Data
(dollars in thousands, except per share data)
      The following table sets forth our summary historical financial data as, at and for the periods indicated. You should read this information together with the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Our fiscal year ends on the Monday closest to December 31. Fiscal years 2002, 2003 and 2004 ended on December 30, 2002, December 29, 2003 and January 3, 2005, respectively. Fiscal years 2002 and 2003 each contained 52 weeks and fiscal year 2004 contained 53 weeks.
      Our historical results are not necessarily indicative of results for any future period and the consolidated unaudited financial data for the thirteen weeks ended April 4, 2005 are not necessarily indicative of the results to be achieved for the year ending January 2, 2006.

				Thirteen Weeks Ended
	Fiscal Year
					March 29,
		2003(1)	2002(1)	April 4,	2004(1)
	2004	(Restated)	(Restated)	2005	(Restated)

Statement of Operations Data:
Net sales	$110,630.6	$107,257.4	$84,424.2	$27,205.1	$24,917.2
Costs and expenses:
Cost of goods sold	28,012.8	29,713.9	22,697.5	6,673.8	6,495.6
Restaurant operating expenses	66,611.9	67,321.8	51,244.9	16,190.5	16,326.3

Total costs of sales	94,624.7	97,035.7	73,942.4	22,864.3	22,821.9

General and administrative expenses	20,624.7	22,274.4	17,811.7	5,180.7	4,263.5
Corporate office relocation	1,093.7	—	—	—	—
Stock compensation expense	3,219.1	893.7	—	231.2	2,647.0
Depreciation and amortization	6,947.8	7,852.5	5,951.2	1,765.1	1,746.6
Restaurant pre-opening expenses	405.4	389.8	1,845.1	21.9	59.4
Provision for losses on asset impairments and disposals	1,405.5	8,531.8	1,056.5	—	474.4
Lease termination costs	(588.8)	(3,391.2)	(1,165.0)	—	(702.3)

Operating loss	(17,101.5)	(26,329.3)	(15,017.7)	(2,858.1)	(6,393.3)
Other income (expense):
Interest income	159.0	40.5	98.3	30.8	14.7
Interest expense	(62.4)	(226.3)	(1,192.6)	(6.3)	(3.1)
Reserve for notes receivable from stockholders	(1,266.0)	—	—	16.8	—
Amortization of deferred financing costs	—	(90.5)	(549.0)	—	—
Loss on early extinguishment of debt	—	—	(5,083.2)	—	—
Other income (expense)	(102.5)	112.0	380.9	21.2	3.6

Total other income (expense)	(1,271.9)	(164.3)	(6,345.6)	62.5	15.2

Net loss	(18,373.4)	(26,493.6)	(21,363.3)	(2,795.6)	(6,378.1)
Preferred stock dividends	—	—	(8,193.6)	—	—

Net loss attributable to common stockholders	$(18,373.4)	$(26,493.6)	$(29,556.9)	$(2,795.6)	$(6,378.1)

Statement of Operations Data:
Net loss per common share — basic and diluted:	$(0.62)	$(1.53)	$(5.13)	$(0.09)	$(0.24)

Weighted shares used in computing net loss per common share — basic and diluted	29,432,050	17,304,480	5,762,818	31,200,458	26,949,230

Selected Operating Data:
Restaurants open at end of period	92	89	91	92	88
Comparable restaurant sales growth(2)	5.9%	4.7%	4.1%	9.4%	3.7%

	As of April 4, 2005

	Actual	As Adjusted(3)

Selected Balance Sheet Data:
Cash and cash equivalents and Investments	$7,105.4	$31,375.7
Total assets	46,868.4	71,138.7
Total debt and capital lease obligations	342.2	342.2
Total common stockholders’ equity	28,474.1	52,744.4

(1)	Fiscal years 2002, 2003, and the thirteen weeks ended March 29, 2004 have been restated from amounts previously reported to reflect certain adjustments as discussed in Note 2 to our consolidated financial statements.

(2)	A restaurant is included in the comparable restaurant base after it has been in operation for 15 full months.

(3)	Selected balance sheet data has been adjusted to give effect to this offering at an assumed public offering price of $5.14 per share and net of underwriting discounts and commissions and other estimated offering expenses.

RISK FACTORS
      You should carefully consider each of the following risks, as well as all of the other information contained in this prospectus, before deciding to invest in our common stock. If any of these risks occurs, our business, financial condition and results of operations may be adversely affected, the trading price of our common stock could decline and you may lose part or all of your investment.
Risks Related to Our Growth Strategy
We may not be able to achieve our planned expansion. If we are unable to successfully open new restaurants, our revenue growth rate and profits may be reduced.
      To successfully expand our business, we must open new restaurants on schedule and in a profitable manner. In the past, we have experienced delays in restaurant openings and we and our franchisees may experience similar delays in the future. Delays or failures in opening new restaurants could hurt our ability to meet our growth objectives, which may affect the expectations of securities analysts and others and thus our stock price. We cannot guarantee that we or our franchisees will be able to achieve our expansion goals or that new restaurants will be operated profitably. Further, any restaurants that we or our franchisees open may not obtain operating results similar to those of our existing restaurants. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include:

•	locating suitable restaurant sites in new and existing markets;

•	negotiating acceptable lease terms;

•	generating positive cash flow from existing and new restaurants;

•	successful operation and execution in new and existing markets;

•	recruiting, training and retaining qualified corporate and restaurant personnel and management;

•	attracting and retaining qualified franchisees;

•	cost effective and timely planning, design and build-out of restaurants;

•	the reliability of our customer and market studies;

•	obtaining and maintaining required local, state and federal governmental approvals and permits related to the construction of the sites and the sale of food and alcoholic beverages;

•	creating customer awareness of our restaurants in new markets;

•	competition in our markets, both in our business and in locating suitable restaurant sites;

•	the cost of our principal food products and supply and delivery shortages or interruptions; and

•	general economic conditions.
We must identify and obtain a sufficient number of suitable new restaurant sites for us to sustain our revenue growth rate.
      We require that all proposed restaurant sites, whether for company-owned or franchised restaurants, meet site-selection criteria established by us. We and our franchisees may not be able to find sufficient new restaurant sites to support our planned expansion in future periods. We face significant competition from other restaurant companies and retailers for sites that meet our criteria and the supply of sites may be limited in some markets. As a result of these factors, our costs to obtain and lease sites may increase, or we may not be able to obtain certain sites due to unacceptable costs. Our inability to obtain suitable restaurant sites at reasonable costs may reduce our growth rate, which may affect the expectations of securities analysts and others and thus our stock price.

Our expansion in existing markets can cause sales in some of our existing restaurants to decline, which could result in restaurant closures.
      As part of our expansion strategy, we and our franchisees intend to open new restaurants in our existing markets. Since we typically draw customers from a relatively small radius around each of our restaurants, the sales performance and customer counts for restaurants near the area in which a new restaurant opens may decline due to cannibalization, which could result in restaurant closures. In addition, new restaurants added in existing markets may not achieve the same operating performance as our existing restaurants.
Our expansion into new markets may present increased risks due to our unfamiliarity with the area. The restaurants we open in new geographic regions may not achieve market acceptance.
      Some of our future franchised restaurants and Company-owned restaurants, including those in certain Federated department stores, will be located in areas where we have little or no meaningful experience. Those markets may have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing markets that may cause our new restaurants to be less successful than restaurants in our existing markets. An additional risk in expansion into new markets is the lack of market awareness of the Così brand. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average annual Company-owned restaurant sales, if at all, thereby affecting the profitability of these restaurants.
We may not be able to successfully incorporate a franchising and area developer model into our strategy.
      We are incorporating a franchising and area developer model into our business strategy in certain selected markets. We have not used a franchising or area developer model in the past and may not be as successful as predicted in attracting franchisees and developers to the Così concept or identifying franchisees and developers that have the business abilities or access to financial resources necessary to open our restaurants or to successfully develop or operate our restaurants in a manner consistent with our standards. Incorporating a franchising and area developer model into our strategy also requires us to devote significant management and financial resources to support the franchise of our restaurants. Our future performance will depend on our franchisees’ ability to execute our concept and capitalize upon our brand recognition and marketing. We may not be able to recruit franchisees who have the business abilities or financial resources necessary to open restaurants on schedule, or who will conduct operations in a manner consistent with our concept and standards. Our franchisees may not be able to operate restaurants in a profitable manner. If we are not successful in incorporating a franchising or area developer model into our strategy, we may experience delays in our growth or may not be able to expand and grow our business.
If our franchisees cannot develop or finance new restaurants, build them on suitable sites or open them on schedule, our growth and success may be impeded.
      Our growth depends in part upon our ability to establish a successful and effective franchise program and to attract qualified franchisees. If our franchisees are unable to locate suitable sites for new restaurants, negotiate acceptable lease or purchase terms, obtain the necessary financial or management resources, meet construction schedules or obtain the necessary permits and government approvals, our growth plans may be negatively affected. We cannot assure you that the four area developers from whom we have commitments will open all of the restaurants to which they are committed or, if opened, that they will be profitable.

Additional foodservice strategic alliances may not be successful and may materially adversely affect our business and results of operations.
      We may decide to enter into additional alliances with third parties to develop foodservice strategic alliances in select markets. Identifying strategic partners, negotiating agreements and building such alliances may divert management’s attention away from our existing businesses and growth plans. If we are not successful in forming additional foodservice strategic alliances, we may experience delays in our growth and may not be able to expand and grow our business. If we do form additional strategic alliances, we cannot assure you that the restaurants opened pursuant to these strategic alliances will achieve the same operating results as our restaurants under our pilot strategic alliance with Federated or our Company-owned restaurants.
Any inability to manage our growth effectively could materially adversely affect our operating results.
      Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future both through a franchising strategy and opening new Company-owned restaurants. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls. We must attract and retain talented operating personnel to maintain the quality and service levels at our existing and future restaurants. We may not be able to effectively manage these or other aspects of our expansion. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely impacted.
If we are unable to successfully integrate future acquisitions, our business could be negatively impacted.
      We may consider future strategic acquisitions. Integrating newly-acquired businesses is expensive and time consuming. If we acquire a business, we may not manage these integration efforts successfully, and our business and results of operations could suffer.
Risks Related to Our Business
If we are unable to execute our business strategy, we could be materially adversely affected.
      Our ability to successfully execute our business strategy will depend on a number of factors, some of which are beyond our control, including:

•	our ability to generate positive cash flow from operations;

•	identification and availability of suitable restaurant sites;

•	competition for restaurant sites and customers;

•	negotiation of favorable leases;

•	management of construction and development costs of new restaurants;

•	securing required governmental approvals and permits;

•	recruitment and retention of qualified operating personnel;

•	successful operation and execution in new and existing markets;

•	recruiting, training and retaining qualified corporate and restaurant personnel and management;

•	identification of under-performing restaurants and our ability to efficiently close under-performing restaurants, including securing favorable lease termination terms;

•	the rate of our internal growth, and our ability to generate increased revenue from existing restaurants;

•	our ability to incorporate a franchising and area developer model into our strategy;

•	competition in new and existing markets;

•	the reliability of our customer and market studies;

•	the cost of our principal food products and supply and delivery shortages or interruptions; and

•	general economic conditions.
      Each of these factors could delay or prevent us from successfully executing our business strategy, which could adversely affect our growth, revenues and our results of operations.
We have a limited operating history and we may be unable to achieve profitability.
      We currently operate 92 restaurants, nine of which were opened during the last quarter of fiscal 2004. Accordingly, limited information is available with which to evaluate our business and prospects. As a result, forecasts of our future revenues, expenses and operating results may not be as accurate as they would be if we had a longer history of operations and of combined operations. In fiscal 2004, we incurred net losses of $18.4 million, and since we were formed, we have incurred net losses of approximately $194.3 million through the end of fiscal 2004 primarily due to funding operating losses, impairment charges, the cost of our merger in 1999, new restaurant opening expenses and lease termination costs. We intend to continue to expend significant financial and management resources on the development of additional restaurants, both Company-owned and franchised restaurants. We cannot predict whether we will be able to achieve or sustain revenue growth, profitability or positive cash flow in the future. See the financial statements included in this prospectus for information on the history of our losses.
If internally generated cash flow from our restaurants does not meet our expectations, our business, results of operations and financial condition could be materially adversely affected.
      Our cash resources, and therefore our liquidity, are highly dependent upon the level of internally generated cash from operations and upon future financing transactions. Although we believe that we have sufficient liquidity to fund our working capital requirements for the next twelve months, if cash flows from our existing restaurants or cash flows from new restaurants that we open do not meet our expectations or are otherwise insufficient to satisfy our cash needs or expansion plans, we may have to seek additional financing from external sources to continue funding our operations or reduce or cease our plans to open or franchise new restaurants. We cannot predict whether such financing will be available on terms acceptable to us, or at all.
We may need additional capital in the future and it may not be available on acceptable terms.
      Our business may require significant additional capital in the future to, among other things, fund our operations, increase the number of Company-owned or franchised restaurants, expand the range of services we offer and finance future acquisitions and investments. There is no assurance that financing will be available on terms acceptable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our business, results of operations and financial condition could be materially adversely affected.
Our franchisees could take actions that could harm our business.
      Franchisees are independent contractors and are not our employees. Although we have developed criteria to evaluate and screen prospective franchisees, we are limited in the amount of control we can exercise over our licensed franchisees and the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Franchisees may not have the business acumen or financial resources necessary to successfully operate restaurants in a manner consistent with our standards and requirements and may not hire and train qualified managers and other restaurant personnel. Poor restaurant operations may affect each restaurant’s sales. Our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline if our franchisees do not operate successfully.
We could face liability from our franchisees.
      A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationships. Various state and federal laws govern our relationship with our franchisees and potential sales of our franchised restaurants. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. Expensive litigation with our franchisees or government agencies may adversely affect both our profits and our important relations with our franchisees.
If our strategic alliance with Federated is unsuccessful, our business and operating results may be negatively impacted.
      In 2004, we entered into an agreement with Federated to open ten restaurants within selected Federated department stores on a trial basis. We currently have eight restaurants and one coffee kiosk in nine Federated department stores. We are currently evaluating our Federated pilot program and are in discussions with Federated regarding whether or not to continue and/or expand this strategic alliance. We cannot predict when a final decision will be made with respect to our current or future relationship. At the conclusion of these discussions, either we or Federated may decide not to continue or expand the relationship. A decision by us or Federated to terminate our relationship could have a material adverse effect on our business, results of operations and financial condition. An agreement between us and Federated to expand our relationship may disrupt our ongoing business, including by diverting management focus from existing businesses, impairing our other relationships and creating variability in revenue and income from entering into, amending or terminating such alliance. In addition, if we open new restaurants or coffee kiosks in additional Federated department stores, we cannot assure you that these new restaurants will achieve the same operating results as our restaurants in our trial Federated department stores or our Company-owned restaurants. Thus, an expansion of our relationship with Federated could also have a material adverse effect on our business, results of operations and financial condition.
Our restaurants are currently concentrated in the Northeastern and Mid-Atlantic regions of the United States, particularly in the New York City area. Accordingly, we are highly vulnerable to negative occurrences in these regions.
      We currently operate 59 restaurants in Northeastern and Mid-Atlantic states, of which 16 are located in the New York City area, the majority of which are located in New York central business districts. As a result, we are particularly susceptible to adverse trends and economic conditions in these areas. In addition, given our geographic concentration, negative publicity regarding any of our restaurants could have a material adverse effect on our business and operations, as could other regional occurrences impacting the local economies in these markets.
You should not rely on past increases in our average unit volumes as an indication of our future results of operations because they may fluctuate significantly.
      A number of factors have historically affected, and will continue to affect, our average unit sales, including, among other factors:

•	our ability to execute our business and growth strategy effectively;

•	introduction of new menu items;

•	sales performance by our new and existing restaurants;

•	competition;

•	general regional and national economic conditions;

•	weather conditions; and

•	consumer trends.
      It is not reasonable to expect our average unit volumes to increase at rates achieved over the past several years. Changes in our average unit volumes could cause the price of our common stock to fluctuate substantially.
Seasonality, inclement weather and other variable factors may adversely affect our sales and results of operations and could cause our quarterly results to fluctuate and fall below expectations of securities analysts and investors, resulting in a decline in our stock price.
      Our business is subject to significant seasonal fluctuations and weather influences on consumer spending and dining out patterns. Inclement weather may result in reduced frequency of dining at our restaurants. Customer counts (and consequently revenues) are generally highest in spring and summer months and lowest during the winter months because of the high proportion of our restaurants located in the Northeast where inclement weather affects customer visits. As a result, our quarterly and yearly results have varied in the past, and we believe that our quarterly operating results will vary in the future. Other factors such as unanticipated increases in labor, commodity, energy, insurance or other operating costs may also cause our quarterly results to fluctuate. For this reason, you should not rely upon our quarterly operating results as indications of future performance.
Our operations depend on governmental licenses and we may face liability under “dram shop” statutes.
      We are subject to extensive federal, state and local government regulations, including regulations relating to alcoholic beverage control, the preparation and sale of food, public health and safety, sanitation, building, zoning and fire codes. Our business depends on obtaining and maintaining required food service and/or liquor licenses for each of our restaurants. If we fail to obtain or maintain all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations. In addition, our sale of alcoholic beverages subjects us to “dram shop” statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. Although we take significant precautions to ensure that all employees are trained in the responsible service of alcohol and maintain insurance policies in accordance with all state regulations regarding the sale of alcoholic beverages, the misuse of alcoholic beverages by customers may create considerable risks for us. If we are the subject of a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, operating results or cash flows could be materially and adversely affected. See “Business — Government Regulation” for a discussion of the regulations with which we must comply.
Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.
      We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, and proprietary rights to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which might cause us to incur significant litigation costs and could harm our image or our brand or competitive position.
      We also cannot assure you that third parties will not claim that our trademarks or offerings infringe the proprietary rights of third parties. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.
We hold significant amounts of relatively illiquid assets and may have to dispose of them on unfavorable terms.
      A certain portion of our assets, such as leasehold improvements and equipment, is relatively illiquid. These assets cannot be converted into cash quickly and easily. We may be compelled to dispose of these illiquid assets on unfavorable terms, which could have an adverse effect on our business.

We face litigation that could have a material adverse effect on our business, financial condition and results of operations.
      On February 5, 2003, a purported shareholder class action complaint was filed in the United States District Court for the Southern District of New York, or the Court, alleging that Così and various of our officers and directors and the underwriter of our initial public offering violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, or Securities Act, by misstating, and by failing to disclose, certain financial and other business information (Sheel Mohnot v. Cosi, Inc., et al., No. 03 CV 812). At least eight additional class action complaints with substantially similar allegations were later filed. These actions have been consolidated in In re Cosi, Inc. Securities Litigation, collectively, the Securities Act Litigation. On July 7, 2003, lead plaintiffs filed a Consolidated Amended Complaint, alleging on behalf of a purported class of purchasers of our stock allegedly traceable to our November 22, 2002 initial public offering, that at the time of the initial public offering, our offering materials failed to disclose that the funds raised through the initial public offering would be insufficient to implement our expansion plan; that it was improbable that we would be able to open 53 to 59 new restaurants in 2003; that at the time of the initial public offering, we had negative working capital and therefore did not have available working capital to repay certain debts; and that the principal purpose for going forward with the initial public offering was to repay certain existing shareholders and members of the Board of Directors for certain debts and to operate our existing restaurants.
      The plaintiffs in the Securities Act Litigation generally seek to recover recessionary damages, expert fees, attorneys’ fees, costs of Court and pre- and post-judgment interest. Based on the allegations set forth in the complaint, we believe that the amount of recessionary damages that could be awarded to the plaintiffs, if a judgment is rendered against us, would not exceed $24 million. In addition, the underwriter is seeking indemnification from us for any damages assessed against it in the Securities Act Litigation. On August 22, 2003, lead plaintiffs filed a Second Consolidated Amended Complaint, which was substantially similar to the Consolidated Amended Complaint.
      On September 22, 2003, defendants filed motions to dismiss the Second Consolidated Amended Complaint in the Securities Act Litigation. Plaintiffs filed their opposition to defendants’ motion to dismiss on October 23, 2003. We filed reply briefs on November 12, 2003.
      On July 30, 2004, the Court granted plaintiffs permission to replead their complaint against us. On September 10, 2004, plaintiffs filed their Third Consolidated Amended Complaint. Plaintiffs abandoned their claim that we misled investors about our ability to execute our growth plans. Instead, plaintiffs claim that our offering materials failed to disclose that, at the time of the initial public offering, we were researching the possibility of franchising our restaurants. On October 12, 2004, we filed a motion to dismiss plaintiffs’ Third Consolidated Amended Complaint.
      On November 19, 2004, plaintiffs filed their opposition to our motion to dismiss. On January 11, 2005, we filed a reply brief in further support of our motion to dismiss plaintiffs’ Third Consolidated Complaint. We have requested that the court hear an oral argument on the matter. If our request for oral argument is granted, the judge will take the arguments under submission. We have no way of predicting when the judge will issue a ruling on the case.

      We cannot predict what the outcome of these lawsuits will be. It is possible that we may be required to pay substantial damages or settlement costs that may not be covered by insurance or that may exceed the limits of any insurance coverage, which could have a material adverse effect on our financial condition or results of operations. We could also incur substantial legal costs, and management’s attention and resources could be diverted from our business.

We have a new management team that does not have proven success with the Company.
      Several members of our management team have been in place for only a relatively short period of time. They do not have previous experience with us, and we cannot assure you that they will fully integrate themselves into our business or that they will effectively manage our business affairs. Our failure to assimilate the new members of management, the failure of the new members of management to perform effectively or the loss of any of the new members of management could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to protect our customers’ credit card data, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.
      In connection with credit card sales, we transmit confidential credit card information securely over public networks and store it in our data warehouse. Third parties may have the technology or know-how to breach the security of this customer information, and our security measures may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.
Risks Relating to the Food Service Industry
Our business is affected by changes in consumer preferences.
      Our success depends, in part, upon the popularity of our food products, our ability to develop new menu items that appeal to consumers and what we believe is an emerging trend in consumer preferences toward premium convenience restaurants. We depend on consumers who prefer made-to-order food in a sophisticated environment and are willing to pay a premium price for our products. We also depend on trends toward consumers eating away from home more often. Shifts in consumer preferences away from our restaurants or cuisine, our inability to develop new menu items that appeal to consumers or changes in our menu that eliminate items popular with some consumers could harm our business and future profitability.
General economic conditions and the effects of the war on terrorism may cause a decline in discretionary consumer spending, which would negatively affect our business.
      Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic and political conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the September 11, 2001 terrorist attacks on the United States. In addition, economic uncertainty due to military action overseas, such as in Iraq and post-war military, diplomatic or financial responses, may lead to further declines in sales. Any decline in consumer spending or economic conditions could reduce customer traffic or impose practical limits on pricing, either of which could have a material adverse effect on our sales, results of operations, business and financial condition.
Our success depends on our ability to compete with many food service businesses.
      The restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall guest experience. We compete with other sandwich retailers, specialty coffee retailers, bagel shops, fast-food restaurants, delicatessens, cafes, bars, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the five dayparts (breakfast, lunch, afternoon coffee, dinner and dessert), ranging from coffee bars and bakery cafes to casual dining chains. Aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our sales and profit margins.
      Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than we can. As competitors expand their operations, we expect competition to intensify. We also compete with other employers in our markets for hourly workers and may be subject to higher labor costs.
Fluctuations in coffee prices could adversely affect our operating results.
      The price of coffee, one of our main products, can be highly volatile. Although most coffee trades on the commodity markets, coffee of the quality we seek tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending on supply and demand at the time of the purchase. Supplies and prices of green coffee can be affected by a variety of factors, such as weather, politics and economics in the producing countries. An increase in pricing of specialty coffees could have a significant adverse effect on our profitability. To mitigate the risks of increasing coffee prices and to allow greater predictability in coffee pricing, we typically enter into fixed price purchase commitments for a portion of our green coffee requirements. We cannot assure you that these activities will be successful or that they will not result in our paying substantially more for our coffee supply than we would have been required to pay absent such activities. We purchase coffee through a single supplier, whose contract is up for renewal in June 2005. A failure to renew this agreement could also adversely affect the price that we pay and therefore our operating results.
Changes in food and supply costs could adversely affect our results of operations.
      Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. We rely on a single primary distributor of our food and paper goods. Although we believe that alternative distribution sources are available, any increase in distribution prices or failure by our distributor to perform could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions and government regulations. Failure to anticipate and adjust our purchasing practices to these changes could negatively impact our business.
The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause customers to avoid our products and result in liabilities.
      Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs, regardless of the result.
Our business could be adversely affected by increased labor costs or labor shortages.
      Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and employees. Increased labor costs, due to competition, increased minimum wage or employee benefits costs or otherwise, would adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our needs. If we are unable to do so, our results of operations may be adversely affected.
Risks Relating to the Offering
We may experience volatility in the market price of our common stock.
      The market price of our common stock has fluctuated significantly in the past, and is likely to continue to be highly volatile. For example, during the twelve month period ended April 4, 2005, the price of our stock ranged from a high of $7.42 per share to a low of $4.53 per share. Many factors could cause the market price of our common stock to rise and fall. In addition to the matters discussed in other risk factors included herein, some of the reasons for the fluctuations in our stock price are:

•	fluctuations in our results of operations;

•	changes in our business, operations or prospects;

•	the hiring or departure of key personnel;

•	announcements or activities by our competitors;

•	new contractual relationships with key suppliers or manufacturers by us or our competitors;

•	proposed acquisitions by us or our competitors;

•	financial results that fail to meet public market analysts expectations and changes in stock market analysts’ recommendations regarding us, other retail companies or the retail industry in general;

•	adverse judgments or settlements obligating us to pay damages;

•	acts of war, terrorism or national calamities;

•	industry, domestic and international market and economic conditions;

•	decisions by investors to de-emphasize investment categories, groups or strategies that include our company or industry; and

•	low trading volume of our common stock.
      In addition, the stock market has recently experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company’s stock drops significantly, stockholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.
Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new equity offerings.
      Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. Immediately after this offering, there will be a total of 36,895,749 shares of common stock outstanding, assuming that the underwriters do not exercise their over allotment option, of which 36,191,067 will be freely tradable upon completion of this offering, subject, in some instances, to volume and other limitations of Rule 144 under the Securities Act and to the 90-day “lock-up” restrictions described in the “Underwriting” section of this prospectus. Certain of our existing stockholders also have the right to require us to register shares of common stock for resale. In addition, shares issuable upon exercise of our options and warrants may be sold in the market and sales of substantial amounts of those shares, or the perception that these sales may occur, also may adversely affect the price of our common stock.

Future issuances of our common stock may adversely affect the market price for our common stock.
      Additional issuances and sales of our common stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us.
Management could apply the proceeds of this offering to uses that do not increase our market value or improve our operating results.
      Our management will have considerable discretion in using the net proceeds from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. We might not apply the net proceeds from this offering in ways with which you agree or in ways that increase the value of your investment. We expect to use the net proceeds from this offering primarily for the development of new Company-owned restaurants, as well as for general corporate purposes, including, without limitation, working capital needs, the maintenance and remodeling of our existing restaurants and the implementation and support of our franchising program. We cannot assure you that our management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested in a manner yielding a favorable return.
You will experience an immediate and substantial dilution if you purchase common stock in this offering.
      The assumed public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Any common stock you purchase in this offering will have a post-offering net tangible book value per share of $3.70 less than the assumed public offering price of $5.14 per share. Future issuances of our common stock, including issuances in connection with stock option and warrant exercises, could cause further dilution.
We do not expect to pay any dividends for the foreseeable future.
      We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.
Delaware law and provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws may delay or prevent takeover attempts by third parties and therefore inhibit our stockholders from realizing a premium on their stock.
      We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. This section prevents any stockholder who owns 15% or more of our outstanding common stock from engaging in certain business combinations with us for a period of three years following the time that the stockholder acquired such stock ownership unless certain approvals were or are obtained from the Board of Directors or the holders of 66 2/3% of our outstanding common stock. Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws also contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, a classified Board of Directors, elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings, an affirmative vote of the holders of 80% of our outstanding common stock for certain business combinations with a 10% stockholder and “blank check” preferred stock. Blank check preferred stock enables our Board of Directors to, without stockholder approval, designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board of Directors may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our Board of Directors may designate and issue preferred stock with terms that are senior to our common stock. We also have a stockholder rights plan, or “poison pill,” that is designed to inhibit or prevent takeover attempts by third parties without the agreement of our Board of Directors.
      Our Board of Directors can use these and other provisions to discourage, delay or prevent a change in the control of our company or a change in our management. Any delay or prevention of a change of control transaction or a change in our Board of Directors or management could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares. These provisions could also limit the price that investors might be willing to pay for shares of our common stock.

FORWARD-LOOKING STATEMENTS
      Matters discussed in this prospectus that relate to events or developments which are expected to occur in the future, including any discussion, expressed or implied, of anticipated growth, operating results or earnings constitute forward-looking statements. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to:

•	the cost of our principal food products and supply and delivery shortages or interruptions;

•	labor shortages or increased labor costs;

•	changes in consumer preferences and demographic trends;

•	expansion into new markets;

•	our ability to locate suitable restaurant sites in new and existing markets and negotiate acceptable lease terms;

•	competition in our markets, both in our business and in locating suitable restaurant sites;

•	our operation and execution in new and existing markets;

•	our ability to recruit, train and retain qualified corporate and restaurant personnel and management;

•	cost effective and timely planning, design and build-out of restaurants;

•	our ability to attract and retain qualified franchisees;

•	the availability and cost of additional financing, both to fund our existing operations and to open new restaurants;

•	the rate of our internal growth and our ability to generate increased revenue from our existing restaurants;

•	our ability to generate positive cash flow from existing and new restaurants;

•	the reliability of our customer and market studies;

•	fluctuations in our quarterly results due to seasonality;

•	increased government regulation and our ability to secure required governmental approvals and permits;

•	our ability to create customer awareness of our restaurants in new markets;

•	market saturation due to new restaurant openings;

•	inadequate protection of our intellectual property;

•	adverse weather conditions which impact customer traffic at our restaurants; and

•	adverse economic conditions.
      The words “believe,” “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “plan,” “strive,” or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS
      Based on an assumed offering price of $5.14 per share, the last reported sale price of our common stock on May 23, 2005, we estimate that the net proceeds from this offering will be approximately $24.3 million, or approximately $28.0 million if the underwriters exercise their over allotment option in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds primarily for the development of new Company-owned restaurants as well as for general corporate purposes, including, without limitation, working capital needs, the maintenance and remodeling of our existing restaurants and the implementation and support of our franchising program.
      We will retain broad discretion over the allocation of the net proceeds of this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing investment grade securities. We cannot predict whether the proceeds invested will yield a favorable return.
DIVIDEND POLICY
      We have not paid cash dividends in the past and do not anticipate paying cash dividends in the foreseeable future. Any future determination regarding cash dividend payments will be made by our board of directors and will depend upon our earnings, capital requirements, financial condition, restrictions in financing agreements and other factors deemed to be relevant by the board of directors.
PRICE RANGE OF OUR COMMON STOCK
      On common stock is quoted on the Nasdaq National Market under the symbol “COSI.”
Stock Price Information
      The following table sets forth, for the periods indicated, the range of high and low closing prices of our common stock.

	Market Price

	High	Low

Fiscal 2005
First Quarter	$7.42	$5.61
Second Quarter through May 23, 2005	$6.70	$4.42
Fiscal 2004
First Quarter	$5.87	$2.70
Second Quarter	$7.04	$5.17
Third Quarter	$6.31	$4.53
Fourth Quarter	$6.63	$4.90
Fiscal 2003
First Quarter	$6.08	$1.66
Second Quarter	$2.22	$0.95
Third Quarter	$3.79	$1.30
Fourth Quarter	$3.31	$1.70
      On May 23, 2005, the last reported sale price for our common stock on the Nasdaq National Market was $5.14 per share. On that date, there were approximately 172 holders of record.

CAPITALIZATION
      The following table sets forth our capitalization as of April 4, 2005 on an actual consolidated basis and as adjusted to give effect to this offering (assuming that the underwriters’ over allotment option is not exercised), at an assumed public offering price of $5.14 per share and net of underwriting discounts and commissions and other estimated offering expenses.
      You should read this table together with the “Selected Consolidated Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	April 4, 2005

	Actual	Pro Forma

	(Unaudited)
	(Dollars in thousands)
Cash and cash equivalents and Investments	$7,105.4	$31,375.7

Long-term debt	$270.0	$270.0
Stockholders’ Equity:
Common stock, $0.01 par value; 100,000,000 shares authorized; 31,466,689 and 36,542,831 shares issued, respectively	314.7	365.5
Additional paid-in capital	227,467.4	251,687.0
Deferred stock compensation	(720.0)	(720.0)
Treasury stock	—	—
Notes receivable from stockholders	(1,475.6)	(1,475.6)
Accumulated deficit	(197,112.4)	(197,112.4)

Total common stockholders’ equity	28,474.1	52,744.4

Total capitalization	$28,744.1	$53,014.4

DILUTION
      Our net tangible book value as of April 4, 2005 was $28,279.1, or $0.90 per share of common stock. Net tangible book value per share is the amount by which total tangible assets exceeds total liabilities, excluding redeemable securities, divided by the total number of shares of common stock outstanding. Our adjusted net tangible book value as of April 4, 2005 would have been $52,549.4, or $1.44 per share, after giving effect to the sale of 5,076,142 shares of common stock offered by this prospectus at an assumed public offering price of $5.14 per share, and after deducting estimated underwriting discounts and commissions and other estimated offering expenses. This represents an immediate increase in the net tangible book value of $0.54 per share to existing shareholders and an immediate dilution of $3.70 per share to new investors. Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after this offering. The following table illustrates the per share dilution:

	Actual	Pro Forma

Assumed initial public offering price		$5.14
Net tangible book value per share as of April 4, 2005	$0.90
Increase attributable to the sale of shares offered hereby	$0.54
Adjusted net tangible book value after this offering		$1.44
Dilution in the net tangible book value to new investors		$3.70
      The foregoing table does not reflect (i) 4,579,461 shares of common stock issuable upon exercise of stock options outstanding under the Così, Inc. 2005 Omnibus Long-Term Incentive Plan, the Amended and Restated Così, Inc. Stock Incentive Plan and the 1996 Così Sandwich Bar, Inc. Incentive Stock Option Plan, of which 2,240,198 were exercisable as of April 4, 2005; (ii) 2,151,881 warrants to purchase, before certain anti-dilution adjustments, (a) 74,323 shares of common stock at an exercise price of $0.01 per share; (b) 2,041,753 shares of common stock at an exercise price of $6.00 per share; (c) 33,279 shares of common stock at an exercise price of $8.50 per share and (d) 2,526 shares of common stock at an exercise price of $9.50 per share; (iii) any shares of restricted stock that may be issued to William D. Forrest pursuant to his employment agreement and (iv) 300,000 shares of restricted stock issued to Kevin Armstrong on May 9, 2005 and any additional shares that may be issued to him pursuant to his employment agreement.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following selected historical consolidated financial data as of January 3, 2005 and as of December 29, 2003 and for each of the three years ended December 29, 2003 have been derived from our consolidated financial statements that are included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The following selected historical consolidated financial data for the three-month periods ended April 4, 2005 and March 29, 2004 have been derived from our unaudited consolidated financial statements also appearing herein, which have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The consolidated unaudited financial data for the thirteen weeks ended April 4, 2005 are not necessarily indicative of the results to be achieved for the year ending January 2, 2006. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

						Thirteen Weeks Ended
	Fiscal Year
							March 29,
		2003(1)	2002(1)	2001(1)	2000(1)	April 4,	2004(1)
	2004	(Restated)	(Restated)	(Restated)	(Restated)	2005	(Restated)

	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$110,630.6	$107,257.4	$84,424.2	$70,184.1	$51,222.8	$27,205.1	$24,917.2
Costs and expenses:
Cost of goods sold	28,012.8	29,713.9	22,697.5	18,791.7	13,844.0	6,673.8	6,495.6
Restaurant expenses	66,611.9	67,321.8	51,244.9	45,396.3	32,751.9	16,190.5	16,326.3

Total cost of sales	94,624.7	97,035.7	73,942.4	64,188.0	46,595.9	22,864.3	22,821.9

General and administrative expenses	20,624.7	22,274.4	17,811.7	18,361.5	14,774.2	5,180.7	4,263.5
Corporate office relocation	1,093.7	—	—	—	—	—	—
Stock compensation expense	3,219.1	893.7	—	—	—	231.2	2,647.0
Depreciation and amortization	6,947.8	7,852.5	5,951.2	6,749.3	6,193.0	1,765.1	1,746.6
Restaurant pre-opening expenses	405.4	389.8	1,845.1	1,438.8	1,409.5	21.9	59.4
Provision for losses on asset impairments and disposals	1,405.5	8,531.8	1,056.5	8,486.3	5,847.5	—	474.4
Lease termination costs	(588.8)	(3,391.2)	(1,165.0)	6,410.7	477.3	—	(702.3)

Operating loss	(17,101.5)	(26,329.3)	(15,017.7)	(35,450.5)	(24,074.6)	(2,858.1)	(6,393.3)
Other income (expense):
Interest income	159.0	40.5	98.3	340.5	441.4	30.8	14.7
Interest expense	(62.4)	(226.3)	(1,192.6)	(527.5)	(210.7)	(6.3)	(3.1)
Reserve for notes receivable from stockholders	(1,266.0)	—	—	—	—	16.8	—
Amortization of deferred financing costs	—	(90.5)	(549.0)	(126.9)	—	—	—
Loss on early extinguishment of debt	—	—	(5,083.2)	—	—	—	—
Other income (expense)	(102.5)	112.0	380.9	—	—	21.2	3.6

Total other income (expense)	(1,271.9)	(164.3)	(6,345.6)	(313.9)	230.7	62.5	15.2

Net loss	(18,373.4)	(26,493.6)	(21,363.3)	(35,764.4)	(23,843.9)	(2,795.6)	(6,378.1)
Preferred stock dividends	—	—	(8,193.6)	(6,678.1)	(4,219.7)	—	—

Net loss attributable to common stockholders	$(18,373.4)	$(26,493.6)	$(29,556.9)	$(42,442.5)	$(28,063.6)	$(2,795.6)	$(6,378.1)

						Thirteen Weeks Ended
	Fiscal Year
							March 29,
		2003(1)	2002(1)	2001(1)	2000(1)	April 4,	2004(1)
	2004	(Restated)	(Restated)	(Restated)	(Restated)	2005	(Restated)

	(Dollars in thousands, except per share data)
Net loss per common share — basic and diluted	$(0.62)	$(1.53)	$(5.13)	$(9.42)	$(6.23)	$(0.09)	$(0.24)

Weighted average shares used in computing net loss per common share — basic and diluted	29,432,050	17,304,480	5,762,818	4,507,237	4,503,862	31,200,458	26,949,230

Selected Balance Sheet Data:
Cash and cash equivalents	$1,089.7	$7,957.0	$13,032.3	$4,469.6	$5,062.9	$5,117.0	$3,151.7
Investments	9,961.6	—	—	—	—	1,988.4	—
Total assets	51,138.3	47,946.6	67,872.7	36,207.6	32,589.3	46,868.4	40,032.8
Total debt and capital lease obligations	358.3	391.2	1,648.5	11,180.0	4,435.8	342.2	393.5
Mandatorily redeemable preferred stock	—	—	—	92,289.3	61,695.3	—	—
Total stockholders’ equity (deficit)	29,152.4	22,834.1	36,996.3	(90,818.5)	(49,772.7)	28,474.1	22,500.6
Selected Statement of Cash Flow Data:
Cash flow used in operating activities	(9,631.1)	(11,387.7)	(4,902.4)	(12,027.2)	(8,271.4)	(5,466.4)	(5,251.5)
Cash flow (used in) provided by investing activities	(17,267.9)	(3,754.8)	(28,374.5)	(20,622.9)	(18,615.4)	7,627.3	(507.3)
Cash flow provided by financing activities	$20,031.7	$10,067.2	$41,839.7	$32,056.8	$24,964.0	$1,866.4	$953.5
Selected Operating Data:
Restaurants opened at the end of the fiscal period	92	89	91	67	52	92	88
Comparable restaurant sales growth(2)	5.9%	4.7%	4.1%	(2.0)%	—	9.4%	3.7%

(1)	Fiscal years 2000 through 2003, and the thirteen weeks ended March 29, 2004, have been restated from amounts previously reported to reflect certain adjustments as discussed in Note 2 to our consolidated financial statements. The fiscal year 2000 total assets and total stockholders’ deficit reflect a cumulative impact of $0.5 million and $1.5 million respectively, resulting from the restatement.

(2)	A restaurant is included in the comparable restaurant base after it has been in operation for 15 full months. Comparable restaurant sales growth for fiscal 2000 is not available.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus. The following section is qualified in its entirety by the more detailed information, including our consolidated financial statements and the notes thereto, which appears elsewhere in this prospectus.
Business Overview
      We currently own and operate 92 premium convenience restaurants, including nine located in Federated department stores, in 16 states and the District of Columbia. Our restaurants offer innovative savory foods that feature our authentic hearth baked crackly crust Così Bread. Our restaurants offer lunch and afternoon coffee in a counter service format, with most offering breakfast and/or dinner and dessert menus as well.
      We operate our Company-owned restaurants in two formats: Così and Così Downtown. Così Downtown restaurants, which are located in non-residential central business districts, close for the day in the early evening, while Così restaurants offer dinner and dessert in a casual dining atmosphere. In addition, we launched our franchising program in 2004. We believe that offering Così franchised restaurants to area developers and individual franchisees offers the prospect of strong financial returns. By franchising, we believe we will be able to increase the presence of our restaurants in various markets throughout the country and generate additional revenue without the large upfront capital commitments and risk associated with opening Company-owned restaurants. We have secured franchise commitments with four area developers. We are also in active discussions with qualified area developers and franchisees to add to our four current area developer commitments.
      During the fourth quarter of fiscal 2004, we also opened eight new restaurants and one coffee kiosk under our previously announced pilot foodservice strategic alliance with Federated. These restaurants are located in some of the largest Federated department stores, such as Macy’s Department Stores, in Seattle, Atlanta, Miami, Memphis and California.
      We expect that Company-owned restaurants (restaurants that we own as opposed to franchised restaurants) will remain an important part of our new restaurant growth, and we believe that incorporating a franchising and area developer model into our strategy will position us to maximize the market potential for the Così brand and concept consistent with our available capital.
      Our goal is to become the leading national premium convenience restaurant, and we are focused on knowing our customers and their needs. We conducted a study of our target customers and their geographic distribution to determine our market potential in different real estate sites. Based on this study, we determined that our target customers are adults aged 18 to 34 without children and upscale suburbanites and metro elites of all ages, and we believe there are approximately 40 million heads of households in this demographic mix. We utilized these results to determine our overall market potential. As a result, we believe we can more accurately assess the viability of different real estate sites. Our study indicated that the top 25 markets where our target customers are concentrated can support up to approximately 1,400 restaurants and the top 75 markets where our target customers are concentrated can support up to approximately 1,900 restaurants. We also developed a store design prototype that enhances our customers’ experience and that we believe is more efficient to operate. This prototype was unveiled in Avon, Connecticut in March 2004.
Restatement of Financial Statements
      On February 7, 2005, the Office of the Chief Accountant of the Securities Exchange Commission, or SEC, issued a letter to the American Institute of Certified Public Accountants expressing its view regarding certain lease accounting issues and their application under accounting principles generally accepted in the United States of America, or GAAP. In addition, a number of companies within the restaurant industry have announced adjustments to their financial statements related to lease accounting issues. In light of this information, we reviewed our methods of accounting for leases and determined that our practice regarding amortization of leasehold improvements is properly in accordance with GAAP. We also reviewed our methods of (1) accounting for landlord allowances to fund leasehold improvements and (2) rent expense prior to commencement of operations and determined that while consistent with common industry practices, our methods were not in accordance with GAAP. We also evaluated the materiality of the corrections to our financial statements and concluded that the incremental impact of the corrections is not material to any quarter or annual period consolidated statements of operations; however, the cumulative effect of the corrections is material to the consolidated balance sheets. As a result, we have restated our consolidated financial statements for each of the fiscal years ended December 30, 2002 and December 29, 2003, and the first three quarters of fiscal 2004 included in this report. The resulting adjustments are all non-cash and will have no material impact on our cash flows, cash position, revenues, comparable store sales, operating losses or net losses.
      Historically, our accounting practice has been to record landlord allowances as a reduction of leasehold improvements on the consolidated balance sheet and capital expenditures in investing activities on the consolidated statements of cash flows. We have determined that Financial Accounting Standards Board Technical Bulletin No. 88-1, “Issues Relating to Accounting for Leases,” requires these allowances to be recorded as deferred rent in other long-term liabilities on the consolidated balance sheets and as a component of operating activities on the consolidated statements of cash flows. In addition, this adjustment results in a reclassification of the amortization of the landlord allowance from depreciation and amortization expense to restaurant expenses on the consolidated statements of operations and is included as an additional cost component of capital expenditures in investing activities on the consolidated statements of cash flows. Since our leases generally have an initial term of ten years which is shorter than the expected lives of the leasehold improvements, the net impact of this reclassification to the consolidated statements of operations is not material.
      Finally, we have historically recognized rent expense on a straight line basis over the lease term commencing on the restaurant opening date. The restaurant opening date coincides with the commencement of business operations, which is the intended use of the property. We have determined that under Financial Accounting Standards Board Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” the lease term should commence on the date we take possession and include the pre-opening period of construction, renovation and fixturing. The correction of this error requires us to record additional deferred rent in other long-term liabilities and to adjust retained earnings on the consolidated balance sheet, as well as to restate rent expense in restaurant expenses on the consolidated statements of operations.
      The effect of these corrections is a cumulative increase in the accumulated deficit of $0.9 million as of the beginning of fiscal 2000, an increase in the net loss of $0.6 million for fiscal 2000, an increase in the net loss of $0.3 million for fiscal 2001, an increase in the net loss of $0.5 million for fiscal 2002 and decreases in the net loss of $0.2 million and $0.4 million for fiscal years 2003 and 2004, respectively.
      See Note 2 to the consolidated financial statements for a summary of the effects of this restatement on our consolidated balance sheet as of December 29, 2003 as well as our consolidated statements of operations and cash flows for fiscal 2003 and 2002, respectively.
Critical Accounting Policies
      The preparation of the consolidated financial statements in conformity with GAAP requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

      We believe the application of our accounting policies, and the estimates inherently required therein, are reasonable and generally accepted for companies in the restaurant industry. We believe that the following addresses the more critical accounting policies used in the preparation of our consolidated financial statements and require management’s most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
      Long lived assets: Statement of Financial Accounting Standards, or SFAS, 144, Accounting for the Impairment or Disposal of Long Lived Assets, supercedes SFAS 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of and APB Opinion No. 30, Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. SFAS 144 requires management judgments regarding the future operating and disposition plans for marginally performing assets, and estimates of expected realizable values for assets to be sold. Actual results may differ from those estimates. The application of SFAS 144, and previously SFAS 121, has affected the amount and timing of charges to operating results that have been significant in recent years. We evaluate possible impairment at the individual restaurant level and record an impairment loss whenever we determine impairment factors are present. We have developed and implemented an operational improvement plan, and we undertake impairment reviews periodically. We consider a history of restaurant operating losses to be the primary indicator of potential impairment for individual restaurant locations. A lack of improvement at the restaurants we are monitoring, or deteriorating results at other restaurants, could result in additional impairment charges. Historically, we have not recorded material additional impairment charges subsequent to the initial determination of impairment. During fiscal 2004, we identified two units that had been impaired and recorded a charge of approximately $0.5 million and also recorded a charge of $0.8 million related to the write-down on the disposal of fixed assets, primarily the closing of the New York corporate office in the latter half of fiscal 2004. No impairment charges were recorded during the first quarter of fiscal 2005.
      Lease termination costs: For all exit activities prior to December 31, 2002, we estimated our likely liability under contractual leases for restaurants that have been, or will be, closed. Such estimates have affected the amount and timing of charges to operating results that have been significant in recent years and are impacted by management’s judgments about the time it may take to find a suitable subtenant or assignee, or the terms under which a termination of the lease agreement may be negotiated with the landlord.
      In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,”which addresses accounting for restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS 146 has been applied prospectively to exit or disposal activities initiated after December 31, 2002. During fiscal 2004, we recognized $1.3 million of lease termination income related to the reversal of certain lease termination accruals deemed no longer required, which was partially offset by charges of $0.7 million resulting in a net reversal of approximately $0.6 million. No charges were recorded for lease termination costs during the first quarter of fiscal 2005.
      Stock options: In December 2002, the FASB issued SFAS 148, Accounting for Stock Based Compensation — Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002, and have been incorporated into the accompanying financial statements and footnotes. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB 25 to account for employee stock options. Pursuant to a stock option repricing previously approved by stockholders on December 29, 2003, 1,246,164 options with exercise prices ranging from $2.37 to $12.25 were repriced at $2.26 per share. In accordance with APB 25, Accounting for Stock Issued to Employees, these options are subject to variable accounting, which resulted in recording a charge of approximately $2.2 million for fiscal 2004 and a charge of approximately $0.1 million during the first quarter of fiscal 2005. Adjustments recorded in the future may be material depending upon the movement in the stock price.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt the new standard beginning in fiscal 2006. We have not yet assessed the impact of adopting this new standard.
      Inventories: Inventories are stated at the lower of cost (“First In, First Out” method) or market, and consist principally of food, beverage, liquor and packaging and related food supplies.
      Property and Equipment: Our property and equipment is stated at cost. We compute depreciation and amortization of property and equipment on a straight-line basis over the estimated useful lives of the related assets. We amortize leasehold improvements over the shorter of the estimated useful life or term of the lease.
      Accounting for Lease Obligations: In accordance with Financial Accounting Standards Board Technical Bulletin No. 85-3, Accounting for Operating Leases with Scheduled Rent Increases, we recognize rent expense on a straight line basis over the lease term commencing on the date we take possession.
      Landlord Allowances: In accordance with Financial Accounting Standards Board Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases, we record landlord allowances as deferred rent in other long-term liabilities on the consolidated balance sheet and amortize on a straight line basis over the term of the related lease.
      Income taxes: We have recorded a full valuation allowance to reduce our deferred tax assets related to net operating loss carry forwards. A positive adjustment to income will be recorded in future years if we determine that we could realize these deferred tax assets.
Net Sales
      Our sales are composed almost entirely of food and beverage sales.
Comparable Restaurant Sales
      In calculating comparable restaurant sales, we include a restaurant in the comparable restaurant base after it has been in operation for 15 full months. At fiscal years ended January 3, 2005, December 29, 2003 and December 30, 2002, there were 83, 70 and 57 restaurants in our comparable restaurant base, respectively. At April 4, 2005 and March 29, 2004, there were 83 and 78 restaurants in our comparable store restaurant base, respectively.
Costs and Expenses
      Cost of goods sold. Cost of goods sold is composed of food and beverage costs. Food and beverage costs are variable and fluctuate with changes in sales volume.
      Restaurant operating expenses. Restaurant operating expenses include direct hourly and management wages, bonuses, taxes and benefits for restaurant employees, and other direct restaurant level operating expenses including the cost of supplies, restaurant repairs and maintenance, utilities, rents and related occupancy costs.
      General and administrative expenses. General and administrative expenses include all corporate and administrative functions that support our restaurants and provide an infrastructure to operate our business. Components of these expenses include executive management, supervisory and staff salaries, bonuses and related taxes and employee benefits, travel, information systems, training, support center rent and related occupancy costs and professional and consulting fees. The salaries and the related taxes and employee benefits costs included as general and administrative expenses are generally more fixed in nature and do not vary directly with the number of restaurants we operate.
      Stock compensation expense. Stock compensation expense includes the charge related to stock option repricing as well as the amortization of deferred compensation of restricted stock and compensation expense related to stock grants to certain members of the Board of Directors.
      Depreciation and amortization. Depreciation and amortization principally includes depreciation on restaurant assets.
      Restaurant pre-opening expenses. Restaurant pre-opening expenses, which are expensed as incurred, include the costs of recruiting, hiring and training the initial restaurant work force, travel, the cost of food and labor used during the period before opening, the cost of initial quantities of supplies and other direct costs related to the opening of, or remodeling of, a restaurant.
Results of Operations

Thirteen Weeks Ended April 4, 2005 compared to Thirteen Weeks Ended March 29, 2004
      The following table sets forth our statement of operations data as a percent of net sales for the periods indicated:

	Three Months Ended

		March 29
	April 4	2004
	2005	(restated)

Net sales	100.0%	100.0%
Costs and expenses:
Cost of goods sold	24.5	26.1
Restaurant operating expenses	59.5	65.5

Total cost of sales	84.0	91.6
General and administrative expenses	19.0	17.1
Stock compensation expense	0.9	10.6
Depreciation and amortization	6.5	7.0
Pre-opening expenses	0.1	0.3
Provision for losses on asset impairments and disposals	—	1.9
Lease termination benefit	—	(2.8)

Operating loss	(10.5)	(25.7)
Other income (expense):
Interest income	0.1	0.1
Interest expense	—	—
Reserve for stockholders notes receivables	—	—
Other income	0.1	—

Net Loss	(10.3)%	(25.6)%

Net Sales
      Net sales increased 9.2%, or $2.3 million, to $27.2 million in the first quarter of fiscal 2005 from $24.9 million in the comparable quarter last year due primarily to a 9.4%, or $2.3 million increase in comparable restaurant net sales and $0.7 million in net sales at restaurants opened subsequent to the first quarter of fiscal 2004 offset by $0.7 million in net sales related to restaurants closed during and subsequent to the first quarter of fiscal 2004. Also, during the first quarter of fiscal 2005, our transaction count and average check in comparable restaurants increased 3.0% and 6.4%, respectively, compared to the same period last year.

Costs and Expenses
      Cost of goods sold. Cost of goods sold increased by 2.7%, or $0.2 million, in the first quarter of fiscal 2005 as compared to the same period last year. As a percentage of net sales, cost of goods sold decreased to 24.5% of sales in the first quarter of fiscal 2005 from 26.1% in the comparable quarter of fiscal 2004. The decrease in cost of goods sold as a percentage of net sales was due primarily to pricing increases implemented during fiscal 2004 and a refinement of our food and beverage purchasing processes. We reduced the cost of goods sold by becoming a primary source buyer and by reducing distribution charges. Moreover, to stabilize these savings and eliminate the risk of sudden movements in commodity food prices, we have entered into several purchasing arrangements with our suppliers that include fixed pricing components based on defined quantity commitments over a period of time. Finally, the improvement in cost of goods sold as a percentage of net sales reflects the impact of lower promotional and complimentary discounts in the first quarter of fiscal 2005 as compared to the same period last year.
      Restaurant operating expenses. Restaurant operating expenses decreased by $0.1 million, or 0.8%, to $16.2 million in the first quarter of fiscal 2005 from $16.3 million in the first quarter of fiscal 2004. As a percentage of net sales, restaurant operating expenses decreased to 59.5% of net sales in the first quarter of fiscal 2005, from 65.5% in the first quarter of fiscal 2004. This decrease, as a percentage of net sales, was primarily the result of improved labor scheduling and optimizing the deployment of employees during peak and non-peak hours, the leveraging of fixed occupancy costs on higher comparable store net sales and a higher charge in the first quarter of fiscal 2004 compared to the first quarter fiscal 2005 related to restaurant associate stock options that were repriced as of December 29, 2003 in accordance with APB 25, Accounting for Stock Issued to Employees.
      General and administrative costs. General and administrative expenses increased by 21.5%, or $0.9 million, to $5.2 million in the first quarter of fiscal 2005 as compared to $4.3 million for the same period last year due primarily to higher payroll and related benefits resulting from our continued development of the infrastructure required to support our expected growth of company owned and franchised restaurants as well as the impact of the expense recorded in the first quarter of fiscal 2005 related to the pro rata portion of the estimated annual incentive to be paid based on achieving certain financial goals. As a percentage of net sales, general and administrative costs were 19.0% of net sales in the first quarter of fiscal 2005 as compared to 17.1% of net sales in the first quarter of fiscal 2004.
      Stock compensation expense. During the first quarter of fiscal 2005, we recorded a charge of $0.1 million, including $20,476 which is included in restaurant operating expenses, in accordance with APB 25 Accounting for Stock Issued to Employees, associated with options repriced as of December 29, 2003. In addition, we recorded a charge of $0.2 million related to a restricted stock grant. For the three month period ended March 29, 2004, we have recorded a charge of $2.6 million, including $0.3 million which is included in restaurant operating expenses, in accordance with APB 25 Accounting for Stock Issued to Employees, associated with options repriced as of December 29, 2003 as well as a charge for $0.4 million related to a restricted stock grant.
      Depreciation and amortization. Depreciation and amortization increased 1.1% to $1.8 million in the first quarter of fiscal 2005 from $1.7 million in the first quarter of fiscal 2004 due primarily to the nine new restaurants opened in the fourth quarter of fiscal 2004 as part of our foodservice strategic alliance with Federated.

      Restaurant pre-opening expenses. Restaurant pre-opening expenses were approximately $22,000 in the first quarter of fiscal 2005, due primarily to pre-opening occupancy costs for one new restaurant scheduled to open in the Chicago market. Pre-opening costs of approximately $59,000 for the first quarter of fiscal 2004 were related to costs associated with the remodel of our restaurant in Avon, Connecticut.
      Loss on impairment of property and equipment and restaurant disposals. There were no restaurant impairment charges taken in the first quarter of fiscal 2005. During the first quarter of fiscal 2004, we recognized $0.5 million of asset impairment and store closure costs related to an impairment charge taken for one underperforming restaurant and costs related to the closure of one restaurant during the quarter.
      Lease termination costs. There were no lease termination charges taken in the first quarter of fiscal 2005. In the first quarter of fiscal 2004, we recognized $0.7 million of income due primarily to the reversal of lease termination accruals deemed no longer required.
      Reserve for notes receivable from stockholders. During the first quarter of fiscal 2005, we recorded income of approximately $17,000 related to a reserve established for certain notes receivable from stockholders based on the market value of the common stock, as of April 4, 2005, that was pledged as collateral for the notes.
      Interest income and expense. During the first quarters of fiscal 2005 and fiscal 2004, interest income was less than $0.1 million although slightly higher in fiscal 2005 as a result of interest income earned on short-term investments. Interest expense was less than $0.1 million for both the first quarter of fiscal 2005 and fiscal 2004.
      Other income. During the first quarter of fiscal 2005, we recorded other income of approximately $21,000 due primarily to the sale of a liquor license.

      The following table sets forth our statement of operations data as a percent of net sales for the periods indicated:

	Fiscal Year

	2004	2003	2002

Net sales	100.0%	100.0%	100.0%
Cost and expenses:
Cost of goods sold	25.3	27.7	26.9
Restaurant expenses	60.2	62.8	60.7

Total cost of sales	85.5	90.5	87.6
General and administrative expenses	18.6	20.8	21.1
Corporate office relocation	1.0	—	—
Stock compensation expense	2.9	0.8	—
Depreciation and amortization	6.3	7.3	7.0
Restaurant pre-opening expenses	0.4	0.4	2.2
Provision for losses on asset impairments and disposals	1.3	8.0	1.3
Lease termination benefits, net	(0.5)	(3.2)	(1.4)

Operating loss	(15.5)	(24.5)	(17.8)
Other income (expense):
Interest income	0.1	—	0.1
Interest expense	(0.1)	(0.2)	(1.4)
Reserve for notes receivable from stockholders	(1.0)	—	—
Amortization of deferred financing costs	—	(0.1)	(0.7)
Loss on early extinguishment of debt	—	—	(6.0)
Other (expense) income	(0.1)	0.1	0.5

Total other income (expense)	(1.1)	(0.2)	(7.5)

Net loss	(16.6)%	(24.7)%	(25.3)%

Fiscal Year 2004 (53 weeks) compared to Fiscal Year 2003 (52 weeks)

Net Sales
      Net sales increased 3.1%, or $3.3 million, to $110.6 million in fiscal 2004, from $107.3 million in fiscal 2003. This increase was due primarily to an increase in comparable restaurant net sales, assuming a 52 week year, the 53rd week net sales in fiscal 2004 and net sales associated with the eight restaurants and one coffee kiosk opened under our pilot strategic alliance with Federated during the fourth quarter of fiscal 2004, partially offset by a decrease in net sales associated with locations closed during and subsequent to fiscal 2003. For fiscal 2004, comparable restaurant net sales increased 5.9% as compared to fiscal 2003, on a 52 week comparative basis. Our transaction count and average check in comparable restaurants was up 3.9% and 2.0%, respectively, in fiscal 2004 compared to fiscal 2003, on a 52 week comparative basis.
      During the third quarter of 2003, we identified 22 restaurants that had insufficient profit contribution from the breakfast daypart. As a result, we closed those restaurants during the breakfast daypart. While these breakfast closures had a negative impact on net sales in fiscal 2004, we believe it allowed us to optimize our labor costs and as a result contribute to the decrease, as a percentage of sales, in restaurant operating expenses during fiscal 2004.

Costs and Expenses
      Cost of goods sold. In fiscal 2004, cost of goods sold decreased by 5.7%, or $1.7 million, to $28.0 million from $29.7 million in fiscal 2003. As a percentage of net sales, cost of goods sold decreased to 25.3% of net sales in fiscal 2004, from 27.7% in fiscal 2003. The decrease in cost of goods sold as a percentage of sales was due primarily to a refinement of our food and beverage purchasing process as well as a pricing increase implemented in fiscal 2004. We reduced cost of goods sold by becoming a primary source buyer and by reducing distribution charges. Moreover, to stabilize these savings and eliminate the risk of sudden movements in commodity food prices, we have entered into several purchasing arrangements with our suppliers that include fixed pricing components based on defined quantity commitments over a period of time. We believe these purchasing arrangements adequately insulate us from increases in most commodity prices. We also anticipate that any movement in commodity food prices will have a minimal effect, in the short term, on cost of goods sold as the majority of our purchases are covered by these purchasing agreements.
      Restaurant operating expenses. Restaurant operating expenses decreased by $0.7 million, or 1.1%, to $66.6 million in fiscal 2004, compared to $67.3 million in fiscal 2003. This decrease is due primarily to a decrease in occupancy costs associated with locations closed during and subsequent to fiscal 2003 as well as cost reductions in paper and packaging as a result of an improved purchasing process and better management of supply. As a percentage of net sales, restaurant operating expenses decreased to 60.2% of net sales in fiscal 2004, from 62.8% in fiscal 2003. This decrease, as a percentage of sales, was primarily the result of improved labor scheduling and optimizing the deployment of employees during peak and non-peak hours as well as the closure of the breakfast daypart at 22 of our restaurants, as described above.
      General and administrative costs. General and administrative expenses decreased by 7.4%, or $1.6 million, to $20.7 million in fiscal 2004 as compared to $22.3 million in fiscal 2003. The decrease was due in large part to employee severance charges of $3.6 million recorded in fiscal 2003 partially offset by higher costs in fiscal 2004 for legal expenses, fees associated with our Sarbanes-Oxley 404 internal control compliance work and higher employee travel, recruiting and relocation costs. General and administrative costs, as a percentage of net sales, were 18.6% in fiscal 2004, as compared to 20.8% in fiscal 2003.
      Corporate office relocation. During fiscal 2004, we relocated our corporate office from New York, New York to Deerfield, Illinois and recorded approximately $1.1 million of expense for employee relocation, document and equipment transport costs, severance and travel associated with the move.
      Stock compensation expense. During fiscal 2004, we recorded a charge of approximately $2.2 million in accordance with APB 25, Accounting for Stock Issued to Employees, associated with 1,246,164 options repriced as of December 29, 2003. In addition, we recorded $1.0 million of expense in fiscal 2004 related to restricted stock grants to an employee and members of the Board of Directors. During fiscal 2003, we recorded $0.9 million of expense related to an employee restricted stock grant.
      Depreciation and amortization. Depreciation and amortization decreased 11.5%, or $0.9 million, to $6.9 million in fiscal 2004, from $7.8 million in fiscal 2003. The decrease was primarily due to the closure of 13 restaurants since the beginning of fiscal 2003 and impairment charges recorded in the latter half of fiscal 2003 and fiscal 2004. As a percentage of net sales, depreciation and amortization decreased to 6.3% of net sales in fiscal 2004, compared to 7.3% of net sales in fiscal 2003. This decrease, as a percentage of sales, is primarily due to the increase in comparable store net sales.
      Restaurant pre-opening expenses. Restaurant pre-opening expenses were $0.4 million in fiscal 2004, due primarily to pre-opening payroll, supplies and training costs for the nine new stores opened associated with the pilot foodservice strategic alliance with Federated. Restaurant pre-opening costs were $0.4 million in fiscal 2003 related to six new restaurant openings and one remodel.
      Loss on impairment of property and equipment and restaurant disposals. During fiscal 2004, we recognized $1.4 million of asset impairment, disposals and store closure costs. This was due primarily to impairment charges of $0.5 million related to two underperforming restaurants, $0.8 million related to the disposal of fixed assets, primarily leaseholds and other equipment at the New York corporate office, and closure costs of $0.1 million related to the closing of one underperforming restaurant. During fiscal 2003, we recognized $8.5 million of asset impairment and store disposal costs. Of this, approximately $0.6 million represents charges related to the closure of three under performing restaurants during the first quarter, approximately $1.3 million were charges taken on twenty-five locations which were in our development pipeline but have been cancelled, and approximately $6.6 million represents impairment charges taken on fourteen underperforming restaurants, three of which have been identified for closure.
      Lease termination costs. During fiscal 2004, we recognized $1.3 million of lease termination income related to the reversal of certain lease termination accruals, partially offset by $0.7 million of charges resulting in a net reversal for fiscal 2004 of $0.6 million. In fiscal 2003, we recognized $4.5 million of lease termination income related to the reversal of certain lease termination accruals where we were able to exit the lease on a more favorable basis than previously anticipated, which was partially offset by charges of $1.1 million for stores closed in 2003 resulting in a net reversal of $3.4 million.
      We announced previously that our Board of Directors had concluded that our financial performance would be strengthened by closing in an orderly fashion as many as thirteen restaurants, eight of which were closed during fiscal 2003 and five of which were closed during fiscal 2004.
      Interest income and expense. During fiscal 2004, we recognized approximately $0.2 million in interest income primarily from short term investments. Interest income was less than $0.1 million in fiscal 2003. Interest expense on notes payable was less than $0.1 million in fiscal 2004. Interest expense on notes payable was $0.2 million in fiscal 2003.
      Reserve for notes receivable from stockholders. During fiscal 2004, we recorded a charge of approximately $1.3 million to establish a reserve for certain notes receivable from stockholders based on the market value of the common stock, as of January 3, 2005, that was pledged as collateral for the notes.
      Amortization of deferred financing costs. No deferred financing costs were recorded in fiscal 2004. During fiscal 2003, we recorded a charge of $0.1 million related to our equipment loan credit facility.
      Other income (expense). In fiscal 2004, we recorded a charge of $0.2 million for a fee to investors pursuant to the Securities Purchase Agreement in connection with our private equity placement because the registration statement was not declared effective by the staff of the SEC by July 29, 2004. In fiscal 2003, we recorded $0.1 million of other income primarily relating to final content loss insurance proceeds received for the World Financial Center.

Fiscal Year 2003 (52 weeks) compared to Fiscal Year 2002 (52 weeks)

Net sales
      Sales increased $22.8 million, or 27.0%, to $107.3 million in 2003, from $84.4 million in fiscal 2002. This increase was primarily due to the full period contribution of sales from the 20 restaurants opened during fiscal 2002, from sales of 6 restaurants opened during the first quarter of fiscal 2003 and from an increase in comparable restaurant sales.
      In fiscal 2003, comparable restaurant sales increased 4.7%. In our comparable restaurants, in fiscal 2003, our transaction count increased 3.5% and our average check increased 1.2% compared to last year.
      During the third quarter of 2003, we identified 22 restaurants that had insufficient profit contribution from the breakfast daypart. As a result, we closed those restaurants during the breakfast daypart.

Costs and Expenses
      Cost of goods sold. In fiscal 2003, cost of goods sold increased $7.0 million, or 30.9% to $29.7 million, from $22.7 million in 2002. As a percentage of sales, cost of goods sold increased to 27.7% of sales in fiscal 2003, from 26.9% in fiscal 2002. The increase in cost of goods sold as a percentage of sales was primarily due to a shift in our sales mix in 2003 when compared to 2002 as a percentage of sales and an increase in produce costs in the second quarter of fiscal 2003. Our food sales have a higher cost of sales when compared to our beverage sales. During fiscal 2003, food sales increased to 75.9% of total sales, from 70.7% during fiscal 2002, with an offsetting reduction in our beverage sales, which were 24.1% of total sales during fiscal 2003, compared to 29.3% during fiscal 2002.
      Also, within the food category, the percentage of sales of salads increased during fiscal 2003. In fiscal 2003, sandwiches declined to 31.4% of total sales, from 34.8% in fiscal 2002 and salads increased to 23.0% of sales from 12.3% in fiscal 2002. Produce costs were higher in the second quarter of fiscal 2003 when compared to fiscal 2002 due to the adverse weather conditions in the spring and increased demand for produce. These higher produce costs, combined with the disproportionate increase in our salad sales also contributed to the increase in cost of goods sold. Late in the second quarter we adjusted our menu prices for salads upward in order to more appropriately price our salad products versus our competitors’ prices. In the second and third quarter of 2003, we shifted our standard in tracking actual versus theoretical cost of goods sold to a fixed dollar standard from a variable percentage of revenue. The change to a fixed dollar standard resulted in improved accountability and performance measurements by our operating team. With this new standard, our cost of goods sold as a percentage of sales decreased to 26.7% in the fourth quarter from 28.0% in the first three quarters of fiscal 2003, an improvement of 1.3% as a percentage of sales.
      Restaurant operating expenses. Restaurant operating expenses increased by $16.1 million, or 31.4%, to $67.3 million in fiscal 2003, from $51.2 million in fiscal 2002. This increase is primarily due to the increase in the number of restaurants in operation in fiscal 2003 versus fiscal 2002. As a percentage of sales, restaurant operating expenses increased to 62.8% of sales in fiscal 2003, from 60.7% in fiscal 2002. This increase, as a percentage of sales, was primarily due to increases in labor costs as a percentage of sales due to sales performance of new stores opened subsequent to the second quarter of 2002 that was less than we anticipated.
      General and administrative costs. General and administrative costs increased by $4.5 million, or 25.1%, to $22.3 million in fiscal 2003, from $17.8 million in fiscal 2002. This increase is primarily due to a $3.6 million employee severance charge recorded in fiscal 2003. As a percentage of sales, general and administrative costs increased to 20.8% of sales in fiscal 2003 from 21.1% in fiscal 2002.
      Stock compensation expense. During fiscal 2003, we recorded $0.9 million of expense related to an employee restricted stock grant. There was no stock compensation expense in fiscal 2002.
      Depreciation and amortization. In fiscal year 2003, depreciation and amortization increased $1.9 million, or 31.9%, to $7.8 million, from $5.9 million in fiscal 2002. This increase was primarily due to additional depreciation expense for restaurants opened subsequent to the third quarter of fiscal 2002. As a percentage of restaurant sales, depreciation and amortization increased to 7.3% of sales in fiscal 2003, compared to 7.0% of sales in fiscal 2002. This increase, as a percentage of sales, is primarily due to the lower per unit sales performance in restaurants opened since the second quarter of fiscal 2002.
      Restaurant pre-opening expenses. Restaurant pre-opening expenses decreased $1.4 million to $0.4 million in fiscal 2003, from $1.8 million in fiscal 2002. As a percentage of restaurant sales, restaurant pre-opening expenses decreased 1.8% to 0.4% of sales in fiscal 2003, from 2.2% of sales in fiscal 2002. This decrease is due to the decrease in the number of new restaurants opened or remodeled in fiscal 2003. Six new restaurants were opened and one remodeled in fiscal 2003 compared to 25 new restaurants and nine remodeled restaurants opened in fiscal 2002.
      Loss on impairment of property and equipment and restaurant disposals. We recognized $8.5 million of asset impairment and store disposal costs in fiscal 2003. Of this, approximately $0.6 million represents charges related to the closure of three under performing restaurants during the first quarter, approximately $1.3 million were charges taken on twenty-five locations which were in our development pipeline but have been cancelled, and approximately $6.6 million represents impairment charges taken on fourteen underperforming restaurants, three of which have been identified for closure. In 2002, we recognized $1.1 million of asset impairment costs (related to two underperforming restaurants).
      Lease termination costs. In fiscal 2003, we recognized $4.5 million of lease termination income related to the reversal of certain lease termination accruals where we were able to exit the lease on a more favorable basis than previously anticipated, which was partially offset by charges of $1.1 million for stores closed in 2003 resulting in a net reversal of $3.4 million. In 2002, we recorded a credit of $1.2 million, as we revised our estimates of the expected cost to terminate leases on locations that are closed, or are expected to close.
      We announced previously that our Board of Directors had concluded that our financial performance would be strengthened by closing in an orderly fashion as many as thirteen restaurants, three of which were closed in the first quarter of fiscal 2003, three of which were closed in the third quarter of fiscal 2003 and two of which were closed in the fourth quarter of fiscal 2003.
      Interest income and expense. During fiscal 2003 and fiscal 2002, interest income was less than $0.01 million. Fiscal 2003 interest expense has decreased $1.0 million to $0.2 million in fiscal 2003 from $1.2 million in fiscal 2002. The decrease in interest expense was primarily due to the repayment of borrowings under our 13% senior subordinated notes due 2006, which were outstanding during the first nine months of fiscal 2002. Those notes were repaid in December 2002 with proceeds from our initial public offering.
      Amortization of deferred financing costs. During fiscal 2002, we recorded $0.5 million in amortization of deferred financing costs, and accretion of debt discount on our senior secured credit facility, our senior subordinated credit facility and on our equipment loan credit facility. This compares to $0.1 million recorded fiscal 2003, primarily related to our equipment loan credit facility. The decrease is due to the repayment of our senior subordinated notes in connection with our initial public offering in November 2002.
      Other income. In fiscal 2003, we recorded $0.1 million of other income primarily relating to final content loss insurance proceeds received for the World Financial Center. In fiscal 2002, we recorded $0.4 million of other income, principally the receipt of business interruption proceeds related to our World Financial Center restaurant, which was closed from September 11, 2001 until early September 2002.
Liquidity and Capital Resources
      Cash and cash equivalents were $5.1 million on April 4, 2005, compared with $1.1 million on January 3, 2005. In addition, we had $2.0 million in short-term investment as of April 4, 2005 compared to $10.0 million as of January 3, 2005. Our working capital was $1.2 million on April 4, 2005, compared with working capital of $0.8 million as of January 3, 2005. Our principal requirements for cash are for funding working capital needs, financing construction of new restaurants, maintaining or remodeling existing restaurants and funding the incorporation of a franchising and area developer model into our business strategy.
      Net cash used in operating activities for the three month period ended April 4, 2005 was $5.5 million, compared to $5.3 million for the three month period ended March 29, 2004. The increase in cash used in operating activities was due primarily to an increase in cash used for accrued expenses partially offset by a decrease in our net loss of $3.6 million as compared to the first three months of fiscal 2004.
      Total cash provided by investing activities was $7.6 million for the three month period ended April 4, 2005 compared to cash used in investing activities of $0.5 million for the three month period ended March 29, 2004. Total capital expenditures for the three month period ended April 4, 2005 were $0.3 million, compared to expenditures of $0.5 million for the comparable period in fiscal 2004. Expenditures for the first three months of fiscal 2005 were primarily for expansion of the support center facility in Deerfield and costs associated with new restaurants opening in the second quarter of 2005. Also, during the first three months of fiscal 2005, we redeemed $8.0 million of our short-term investments.
      Cash provided by financing activities was $1.9 million for the first three months of fiscal 2005 due primarily to proceeds from stock options exercised.
      We plan to fund our working capital needs, the maintenance and remodel of our existing restaurants and our franchising program primarily through our investments, cash and cash equivalents on hand at the beginning of the period and our expected internally generated cash flows produced by our restaurants. We anticipate that our current investments, cash and cash equivalents and expected internally generated cash flows will be sufficient to fund these cash requirements for the next twelve months. Although we believe that we have sufficient liquidity to fund our working capital requirements for the next twelve months, if cash flows from existing restaurants or cash flow from new restaurants that we open do not meet our expectations or are otherwise insufficient to satisfy our cash needs, we may have to seek additional financing from external sources to continue funding our operations or reduce or cease our plans to franchise new restaurants.
      Our new restaurant capital requirements will depend on the number and timing of those openings within the given year. Our goal is to open up to 11 new Company-owned restaurants in the remainder of 2005. The cash required for these new restaurants would be funded by internally generated cash flows produced by our existing restaurants and the proceeds from this offering. If cash flows from our existing restaurants do not meet our expectations or are otherwise insufficient to satisfy our new restaurant capital requirements or the proceeds from this offering are insufficient to fund our growth plans, we would have to reduce the number of new restaurants, secure additional external financing under terms acceptable to us or defer the timing of new restaurant openings. We cannot predict whether additional external financing will be available on terms acceptable to us, or at all.
      We have entered into agreements that create contractual obligations. These obligations will have an impact on future liquidity and capital resources. The table set forth below present a summary of these obligations as of April 4, 2005.
          Contractual Obligations:
      The following table summarizes our contractual obligations at April 4, 2005:

		Payments Due by Period

Contractual Obligations:		Due 2nd thru	Due	Due
	Total	4th Quarter	Fiscal 2006	Fiscal 2008	Due After
Description	Obligations	Fiscal 2005	to Fiscal 2007	to Fiscal 2009	Fiscal 2009

	(In thousands)
Long-term debt	$342.2	$64.1	$104.9	$69.4	$103.8
Operating leases(1)(2)	78,032.2	9,416.1	24,489.2	21,026.5	23,100.4
Employee severance	160.7	160.7	—	—	—
Purchase obligations(3)	288.9	288.9	—	—	—

Total contractual cash obligations	$78,824.0	$9,929.8	$24,594.1	$21,095.9	$23,204.2

(1)	Amounts shown are net of $1.7 million of sublease rental income due under non-cancelable subleases.

(2)	Includes approximately $2.5 million of obligations on leases for restaurants that have been closed as of April 4, 2005.

(3)	Primarily contractual obligations related to new restaurant construction.
      We are obligated under non-cancelable operating leases for our restaurants and our administrative offices. Lease terms are generally for ten years with renewal options and generally require us to pay a proportionate share of real estate taxes, insurance, common area and other operating costs. Some restaurant leases provide for contingent rental payments.
Purchase Commitment
      Currently, we have an exclusive coffee supply agreement with Coffee Bean International, Inc. that requires us to purchase all contracted coffee products from Coffee Bean International. The agreement is effective through June 2005, but may be terminated by us or Coffee Bean International; provided that

180 days notice is given in advance of such termination. We are currently in discussions with Coffee Bean International regarding the possible renewal of this agreement.
      We also have a long term beverage marketing agreement with the Coca Cola Company. Under the agreement, executed during fiscal 2002, we are obligated to purchase approximately 2.0 million gallons of fountain syrups at the then current annually published national chain account prices.
      In addition, we have a contract with Maines Paper and Food Service, or Maines as the broadline distributor that expires in January 2006. Maines supplies us with in excess of 74% of our food and paper products, primarily under pricing agreements that we negotiate directly with the suppliers.
Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
New Accounting Pronouncements
      In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into the accompanying financial statements and footnotes. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB 25 to account for employee stock options. Pursuant to a stock option repricing approved by stockholders, on December 29, 2003, 1,246,164 options with exercise prices ranging from $2.37 to $12.25 were repriced at $2.26 per share. In accordance with APB 25, these options are subject to variable accounting, which may result in material charges.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt the new standard beginning in fiscal 2006.
      In December 2003, FASB issued a revised interpretation of FIN 46 (FIN-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46 and FIN 46-R did not have a material impact on our financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs: an amendment of ARB No. 43, Chapter 4,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the provisions of SFAS No. 151, when applied, will have a material impact on our financial position or results of operations.

BUSINESS
Overview
      We are a high quality, premium convenience restaurant company that owns and operates company restaurants and offers franchises to qualified restaurant operators. We are focused on knowing our customers and their food and dining needs. We believe we meet our customers’ needs by providing authentic, innovative savory foods in tasteful upscale settings. We believe our customers view us as an “affordable luxury.” Our restaurant menus feature our authentic hearth baked crackly crust flatbread, “Così Bread,” which forms the basis for savory sandwiches and pizzas and accompanies freshly tossed salads. We also offer a full line of barista and blender products in addition to freshly brewed coffees. Our food is ordered at the counter and made fresh with the convenience of table delivery for eat-in dinner customers. We believe the combination of our high quality, innovative menu items, inviting customer-oriented atmosphere and multiple daypart dining convenience drives customer satisfaction and repeat visits. Our average check for comparable restaurants for the thirteen weeks ended April 4, 2005 was $8.28. We have also begun to provide franchisees the Così restaurant concept, which we believe is easy to operate and offers the prospect of strong financial returns.
      We locate our restaurants in business districts and residential communities in both urban and suburban locations that are convenient to our target customers. Based on a detailed research study we conducted in fiscal 2003, we determined that our target customers are adults aged 18 to 34 without children and upscale suburbanites and metro elites of all ages. Based on this research, we believe there are approximately 40 million heads of households in this demographic mix. We believe this demographic mix is particularly attractive because in addition to its size, these customers generally have higher than average disposable incomes and a desire for high quality, made-to-order, convenient food service.
      Così has achieved comparable restaurant sales growth for 14 consecutive quarters. Comparable restaurant sales for our Company-owned restaurants during each of the last three fiscal years of 2004, 2003 and 2002 increased 5.9%, 4.7% and 4.1%, respectively. Comparable restaurant sales in the first quarter of 2005 increased approximately 9.4% over the first quarter of 2004. We currently own and operate 92 restaurants, including nine located in Federated department stores pursuant to our pilot strategic alliance with Federated. Our goal is to open up to 11 Company-owned restaurants in the remainder of fiscal 2005.
Industry
      Premium Convenience. We believe that we compete in a sector that we refer to as the premium convenience segment of the restaurant industry. We view premium convenience restaurants as an “affordable luxury” that have the following characteristics: i) innovative made-to-order food suited to sophisticated tastes; ii) upscale or highly developed décor; iii) a limited service or self-service format and iv) average checks between $6 and $9 per customer. We believe that these characteristics meet the needs of the industry’s target customers who desire premium quality food, but generally have busy lifestyles with limited time to prepare food. Competing in the premium convenience segment of the restaurant industry allows us to capitalize on emerging trends in consumer lifestyles including the rising number of women in the workplace, an increase in dual-income families and increased spending on food eaten away from the home.
      We believe that for our customers, convenience is a driving decision point. Dining out now makes more economic sense, as the premium for a restaurant meal has steadily declined since 1990 versus a home cooked meal, according to the U.S. Census Bureau and the USDA Economic Research Service. In addition, we believe that there is a current trend in which consumers are becoming more selective in what they desire from a convenient meal occasion and are spending more on premium goods, food and experiences they value.

History
      Così was created through the October 1999 combination of two restaurant concepts, Così Sandwich Bar, Inc. and Xando, Incorporated; both served a similar customer, but focused on different parts of the day. We brought the Così Sandwich Bar concept to the United States from Paris in 1996, opening in high density business districts in New York, Washington D.C., Boston and Philadelphia. Xando Coffee and Bar, founded in 1994, offered five dayparts, including a full liquor bar at 5 p.m. After the merger, we added Così Sandwich Bar menu items to the Xando Coffee and Bar platform to create the Così restaurant. In November 2002, we became a public company. We subsequently experienced lower sales and operating profits than originally forecast.
Successful Revitalization Program
      William Forrest was elected Chairman on March 31, 2003, and, in July 2003, was joined by Kevin Armstrong as Chief Executive Officer. Under the leadership of Messrs. Forrest and Armstrong, we instituted a disciplined and aggressive customer-focused revitalization plan based upon the strength and appeal of the Così brand.
      We believe we have successfully implemented our revitalization plan over the last two years. We have:
      Attracted professional management. We have transitioned to a management team comprised of dedicated and experienced restaurant professionals with strong analytical skills in both front and back office positions, as well as in regional and field operations. In September 2004, we moved our corporate offices from New York City to Deerfield, Illinois to lower our ongoing operating costs and to establish a centrally-located Così headquarters and support center to support our growth plans.
      Instilled operating discipline to optimize all elements of our cost structure. In particular, we improved our cost of goods sold by becoming a primary source buyer, executing fixed priced supplier contracts to minimize volatility of commodity food prices and reducing distribution charges. We also trained restaurant personnel in enhanced focus on adherence to operating standards. For manager and support controllables, we adopted a fixed dollar budget standard that has resulted in more effective expenditure planning, tracking and accountability. We have also adjusted our pricing of certain menu items. In addition, we implemented new operational standards to reduce restaurant labor costs, including labor scheduling approval by a district manager and weekly unit level performance reviews by a regional district manager.
      Re-engineered our menu and pricing. To better meet the needs of our target customers and improve unit profitability, we transitioned from supply-focused to demand-driven menu development and purchasing, reduced the number of ingredients required for our menu and instituted a pricing formula based on forecasted demand and gross margin. We expanded our menu to include innovative new protein-based offerings such as the Wasabi Roast Beef and Italiano sandwiches to broaden customer appeal. We also introduced marketing programs for every daypart, including limited time offerings (LTOs). We believe these initiatives have created a more appealing menu for our customers and increased customer volume and average checks.
      Developed a replicable restaurant prototype. Based on the results of our industry research and direct customer feedback, as well as input from our new management team, we redesigned our restaurant in Avon, Connecticut to create a new prototype restaurant, which was opened in March 2004. The goals of the new design were to enhance our customers’ experience and to improve the operational efficiency of the restaurant. We believe that we were successful in both respects. In addition to featuring the new Così menu offering, the Avon restaurant utilizes contemporary design elements to evoke feelings of warmth and comfort traditionally associated with our brand. The physical layout of the unit enhances the customer experience by simplifying the order, payment and food pick up processes. We plan to use this prototype as a basis for all future Company-owned restaurants as well as for franchised units and restaurants opened pursuant to strategic alliances.

The Così Concept
      Based on research and customer interviews, we believe our target customers are adults aged 18 to 34 without children and upscale suburbanites and metro elites of all ages. We believe that the Così name and experience have achieved substantial brand equity among our customers and have become well-known within our markets. The Così concept is defined by the following:
      The Così hearth. Our signature Così Bread is freshly baked in front of our customers throughout the day in an open flame stone hearth oven prominently located in each of our restaurants. We have introduced a new logo that features our signature open flame hearth and the phrase “Simply Good Taste.” This logo captures the authenticity, high quality and freshness of our food and the sophisticated atmosphere of our restaurants.
      Distinctive product offerings. Our restaurants offer made-to-order menu items that include high quality fresh ingredients designed to appeal to our customers, who we believe have sophisticated tastes. Our menu features sandwiches, salads, pizzas, Così bagels, soups, appetizers, Warm n’ Così Melts, and S’mores and other desserts. Our beverage menu features a full line of coffee beverages, tea, smoothies, mochas and lattes and coffee cocktails.
      Relaxing urbane atmosphere. Our restaurants are designed to be welcoming and comfortable, featuring oversized sofas, chairs and tables. The upscale atmosphere is appropriately managed throughout the day by changing the music and lighting. The design of our counters and bars, menu boards, condiment counters and server stations, which incorporate warm colors and geometric patterns, is intended to create a visual vocabulary that can be easily identified by our customers.
      Multiple dayparts and formats. We currently operate our restaurants in two formats, Così and Così Downtown. Our restaurants offer lunch and afternoon coffee in a counter service format, with most offering breakfast as well. After 5 p.m., our Così restaurants add table service and offer dinner and dessert in a casual dining format. Così Downtown restaurants close in the early evening. In addition, in June 2005, one of our franchisees plans to open in New York’s LaGuardia Airport a limited service walk-up Così which is designed for high traffic locations. This format will offer beverage service and limited pre-prepared menu offerings.
Our Business Strategy
      Our goal is to become the leading national premium convenience restaurant by:
      Offering an innovative menu appealing to our target customer. Our restaurants offer high quality, made-to-order products featuring our signature Così Bread and fresh, distinctive ingredients. We maintain a pipeline of new menu offerings that are introduced seasonally through limited time offerings to keep our products relevant to our target customers.
      Providing customers with an exceptional service and dining experience. Our restaurants are designed to provide a high level of service and a memorable dining experience. We seek to make our customers feel welcome with a layout that combines the efficiency of a counter service format with a relaxing, contemporary environment. We believe that we provide an “affordable luxury” that our customers can enjoy everyday. Our average check for comparable restaurants for the thirteen weeks ended April 4, 2005 was $8.28.
      Expanding marketing initiatives to build brand awareness. We focus our marketing efforts on building brand awareness. We have devoted capital resources in fiscal 2005 to accomplish the following: i) develop a marketing calendar that focuses on five time periods (Winter, Spring, Summer, Fall and Holiday); ii) improve merchandising to better influence the purchasing behavior of customers and reduce ordering complexity; iii) develop marketing at the local store level and at grand openings; iv) utilize targeted direct mail marketing campaigns and v) redesign our website with an additional marketing edge and a sales generating component.
      Increasing comparable restaurant sales and average unit volumes. We seek to increase comparable restaurant sales and average unit volumes by introducing new menu items, increasing sales across all dayparts and running seasonal product promotions. For fiscal year 2004, the average unit volume for all of our Così Downtown and full Così restaurants open for a full twelve months was approximately $1.3 million and approximately $1.4 million, respectively. Comparable restaurant sales for our Company-owned restaurants during each of the last three fiscal years of 2004, 2003 and 2002 increased 5.9%, 4.7% and 4.1%, respectively. Comparable restaurant sales in the first quarter of 2005 increased 9.4% over the first quarter of 2004. Così has achieved comparable restaurant sales growth for 14 consecutive quarters.
      Operating our restaurants efficiently. In order to improve our cost structure, we have developed and implemented operating disciplines and applied them to our restaurants. We continually seek to refine and improve upon those disciplines.
Growth Strategy
      In fiscal 2004, based on the results of our market study and the progress of our revitalization program, we developed a growth strategy, built an infrastructure to support growth and developed a methodology for implementing our growth strategy. We believe that there are significant opportunities to grow our concept nationally. We have examined national demographics and competitor locations to identify potential Così sites. A study of our target customers indicated that the top 25 markets where our target customers are concentrated can support up to approximately 1,400 restaurants and the top 75 markets where our target customers are concentrated can support up to approximately 1,900 restaurants.
      Our support center, now located in Deerfield, Illinois, is fully staffed to address our current needs in the areas of Company restaurant development, strategic alliances, franchise support, human resources management, marketing, food and beverage purchasing and information technology. We have also formed a restaurant operations team built around regional centers led by Regional Vice Presidents who are responsible for all operations, training, recruiting, human resources and financial plans for their respective regions.
      We plan to grow in both existing and new markets through the following:
      Continuing to develop Company-owned restaurants. By developing new restaurants in existing markets, we believe we will be able to gain cost efficiencies in regional supervision, marketing, distribution, purchasing and hiring. We also plan to open Company-owned units in new markets utilizing this clustering strategy. Our goal is to open up to 11 Company-owned restaurants in the remainder of fiscal 2005 based on our Avon prototype.
      Building a system of franchised restaurants. We launched our franchising program in fiscal 2004 and intend to grow our franchise system through the development of new restaurants by new franchisees. We require that our franchisees have experience in multi-unit restaurant operations and development and $400,000 in total net worth per unit. We believe that our concept, growth potential and strong unit level economics will enable us to attract experienced and well-capitalized area developers. We are currently eligible to offer franchises in 47 states. We have signed four franchising commitments. We are also in active discussions with qualified area developers and franchisees to add to our four current area developer commitments.
      Pursuing foodservice strategic alliances with retailers and others. Under our pilot strategic alliance with Federated, we have opened eight restaurants and one kiosk in Federated department stores, such as Macy’s Department Stores, located in California, Florida, Georgia, Tennessee and Washington. We are currently evaluating our Federated pilot program and are in discussions with Federated regarding whether or not to continue and/or expand this strategic alliance. Additionally, we plan to explore similar strategic alliances in shopping and lodging establishments, airports, stadiums and other public venues that meet our operating and financial criteria.

      We may also pursue strategic acquisitions of additional restaurant brands in the premium convenience sector to the extent such acquisition opportunities become available.
Unit Level Economics
      Our existing restaurants, other than those located in Federated department stores, typically range in size from approximately 2,000 square feet to 5,500 square feet, with an average square footage of approximately 3,200. For fiscal year 2004, the average unit volume for all of our Così Downtown and full Così restaurants open for a full twelve months was approximately $1.3 million and approximately $1.4 million, respectively.
      New Company-owned and franchised restaurants will be based on the design of our Avon restaurant, which is approximately 2,700 square feet. The Avon restaurant generated revenues of approximately $1.7 million during its first twelve months. We expect our total cash investment per Company-owned restaurant in 2005 will average approximately $660,000, excluding pre-opening costs.
Our Menu
      We offer a variety of sandwiches and salads, soups and beverages that are designed to appeal to our target customer. A selection of Così signature products is described below:
      Così Sandwiches. We fill our signature Così Bread with innovative ingredients, creating specialty sandwich combinations, such as Buffalo Chicken with Blue Cheese S’bread, Tandoori Chicken with Roasted Red Peppers and Così Vinaigrette and Wasabi Roast Beef with Pickled Ginger and Sesame Soy Glaze. Customers can also create their own sandwich combinations by choosing from the vast array of fresh ingredients displayed behind glass counters. For dinner, we offer our Warm n’ Così Melts, including the Tuna and the Grilled Chicken Parmesan.
      Così Salads. Così’s salad offerings include the Signature Salad, with spinach and field greens, gorgonzola cheese, grapes, pistachios, pears and dried cranberries, tossed with a roasted shallot sherry vinaigrette, and the Shanghai Chicken Salad, with mixed greens, grilled chicken, Asian noodles, carrots, and scallions tossed with low fat Ginger Soy dressing, along with a number of other salad selections. Our salads are available in lunch portions or in larger sharable portions for dinner.
      Così Coffee and Coffee Cocktails. Così Coffee includes a full line of espresso-based beverages such as lattes, cappuccinos and mochas, as well our proprietary house blend of four Central and South American coffees. We also feature Arctic Mochas and Lattes, which have become warm weather favorites of our customers. In the evening, we integrate liquor into our coffee beverage line and feature a variety of coffee cocktails such as the Mocha Kiss (Kahlua, Irish Cream, Grand Marnier, espresso, steamed milk and chocolate syrup topped with whipped cream). Così baristas expertly brew coffee using state-of-the-art brewing equipment located in each restaurant, with the exacting standards we believe are necessary to ensure a great cup every time.
      Così Pizza. Così Pizza is made from a thin, crispy crust version of our flat bread and is also baked in our stone hearth ovens. We use fresh ingredients and a secret recipe tomato sauce. Così customer favorites, which include both red and white pies, feature the classic traditional cheese pizza, as well as a variety of specialty and Build your own Pizza Combinations. Additionally, we offer a variety of traditional and specialty toppings that enable our customers to build their own pizza. At 11 inches round, Così Pizzas make a satisfying course for one, or a shareable portion of a larger meal.
      Così Bagels. Così Bagels, a key element of our breakfast daypart, are made from fresh Così Bread and baked in our stone hearth ovens every morning.
      Così S’mores and S’mmm...oreos. Così S’mores is an interactive dessert, which allows customers to roast their own marshmallows and melt chocolate over an open flamed hibachi right at their table. The S’mmm...oreos is a variation on the S’mores utilizing giant Oreo® cookies instead of the traditional graham cracker. These products complement our full dessert offering and appeal to a broad range of customers.

      New Menu Items. We periodically introduce new menu segments and products in order to keep our offerings fresh for our customers. These recipes are developed by our food and beverage team and thoroughly evaluated, both internally and through consumer focus groups. Our past seasonal offerings have included Cranberry Roasted Turkey and Bruschetta BLT sandwiches.
Restaurant Operations
      Management Structure. Our restaurant operations team is built around regional centers, led by a Regional Vice President, who reports to our Executive Vice President of Company Operations and People, who, in turn, reports to our Chief Executive Officer. Each of our Regional Vice Presidents is responsible for all operations, training, recruiting and human resources within his region. Our Regional Vice Presidents are also responsible for the financial plan for their region and for the people development plan to support the growth in their region.
      Sales Forecasting. Each of our Regional Vice Presidents and their District Managers has real time access to sales forecast and actual sales information in their restaurants through our web-based reporting system. This allows restaurant management teams to plan their staffing requirements on a weekly, daily and even hourly basis to effectively serve our customers.
      Product Quality. Our food and beverage quality is managed at three critical stages: sourcing, line readiness and product preparation. Products are delivered several times each week so that all restaurants maintain freshness. Because our restaurants serve a different variety of products during different dayparts, a specific line readiness checklist is completed to ensure that the products have been rotated, prepared and staged correctly. Finally, our partner-training program includes certification in both product knowledge and product preparation standards.
      Food and Labor Cost Controls. Our information system allows us to track actual versus theoretical cost of goods sold. Detailed reports are available at the restaurant level showing variances on an item-by-item basis. The system is fully integrated into our accounts payable and general ledger systems so that restaurant managers have control and can be held accountable for their results.
      Our labor management system helps our managers control labor and ensures that staffing levels are appropriate to meet our service standards. This labor management system provides our multi-unit managers with performance reports on a real time basis that help them make staffing adjustments during the course of the week. All labor scheduling is approved by a district manager and unit level performance is reviewed weekly.
      For manager and support controllables, we use a fixed dollar budget standard that budgets by line item, resulting in more effective expenditure planning, tracking, and accountability, and providing for weekly performance measurements by our operating team.
      We believe that the combination of these structured restaurant operating systems and technologies allow our operators to focus their time more effectively on the day-to-day drivers of our business.
Restaurant Franchise Operations
      During fiscal 2004, we launched our franchising program. We have completed our franchise offering circular and are currently eligible to offer franchises in 47 states. We seek to offer franchises to qualified area developers and individual franchise operators. We require our franchisees to have multi-unit restaurant operating experience and $400,000 in total net worth per unit. The initial franchise fee for an area developer is $40,000 for the first restaurant and $35,000 for each additional restaurant.
      We believe that we offer franchisees the Così restaurant concept, which we believe is easy to operate and offers the prospect of strong financial returns. We currently have secured franchise commitments with four area developers. We are also in active discussions with qualified area developers and franchisees to add to our four current area developer commitments.

Purchasing
      We have relationships with some of the country’s leading food and paper suppliers to provide our restaurants with high quality proprietary food items at competitive prices. We source and negotiate prices directly with these suppliers and distribute these products to our restaurants primarily through one distributor. We do not utilize a commissary system. Our inventory control system allows each restaurant to place orders electronically with our master distributor and then transmit the invoice electronically to our accounts payable system. Our scalable system eliminates duplicate work and we believe gives our management tight control of costs while ensuring quality and consistency across all restaurants.
      We purchase coffee through a single supplier, Coffee Bean International, Inc., under an agreement that expires in June 2005. We are currently in discussions with Coffee Bean International regarding the possible renewal of this agreement. In the event of a business interruption, Coffee Bean International is required to utilize the services of a third party roaster to fulfill its obligations. If the services of a third party roaster are used, Coffee Bean International will guarantee that the pricing formula and product fulfillment standards stated in our contract will remain in effect throughout such business interruption period. Either party may terminate the agreement upon 180 days written notice.
      During fiscal 2002, we entered into a beverage marketing agreement with the Coca-Cola Company. Under this agreement, we are obligated to purchase approximately 2.0 million gallons of fountain syrups at annually published national chain account prices. In addition, we received approximately $600,000 in allowances under this agreement, which is being recognized ratably based on actual products purchased. We may receive additional amounts under the agreement if certain purchase levels are achieved. No additional amounts were received in fiscal 2004 or 2003.
      Currently, we do not have any long-term contracts with suppliers other than the beverage marketing agreement noted above. However, we do have a contract with Maines Paper and Food Service, Inc., or Maines as the master distributor that expires in January 2006. Maines supplies us with in excess of 74% of our food and paper products, primarily under pricing agreements that we negotiate directly with the suppliers.
      Maines and our primary suppliers have parallel facilities and systems to minimize the risk of any disruption of our supply chain.
Management Information Systems
      We use a select group of service providers to supplement our information technology infrastructure. Our technology infrastructure provides flexibility to adjust service and price levels as needed. Our strategy includes utilizing web-based technology to provide timely information to operate the business.
      The systems are structured for the integration of data from the point-of-sale and back office modules in the restaurants, to the company’s financial and inventory management systems. Key information relating to restaurant operations is uploaded onto a secure web site five times a day for review and pre-selected reports are distributed to our operations team electronically.
      We have a disaster recovery plan in place for all critical hardware, software, data and related processes. The plan encompasses scheduled back ups, off-site storage, security, data integrity and redundant facilities.

Current Restaurant Locations
      We currently own and operate 92 restaurants, including nine located in Federated department stores. Our restaurants are located in 16 states and the District of Columbia as shown in the chart below.

	Number of Restaurants

	Company-Owned	Franchised	Federated	Total

California	—	—	1	1
Connecticut	3	—	—	3
Florida	—	—	4	4
Georgia	—	—	2	2
Illinois	10	—	—	10
Maryland	3	—	—	3
Massachusetts	3	—	—	3
Michigan	7	—	—	7
New Jersey	4	—	—	4
New York	20	—	—	20
Ohio	6	—	—	6
Pennsylvania	9	—	—	9
Tennessee	—	—	1	1
Virginia	4	—	—	4
Washington	—	—	1	1
Washington D.C.	13	—	—	13
Wisconsin	1	—	—	1

Total	83	—	9	92

      We have analyzed and prioritized our Company-owned and franchised growth plans within each geographic region of the United States. Based upon these analyses, we initially plan to open stores in our current Northeastern and Mid-Atlantic markets, the Pacific Northwest so that we can capitalize on the brand presence we have developed through our restaurant in a Federated department store in Seattle, and the Chicago area. In order to maximize the success of this strategy, we plan to both cluster our restaurants in new markets and support these markets by regional development centers.
People
      We currently have approximately 2,369 employees, of whom approximately 80 serve in administrative or executive capacities, 221 serve as restaurant management employees and approximately 2,068 are hourly restaurant employees. None of our employees are covered by a collective bargaining agreement and we have never experienced an organized work stoppage or strike. We believe that our compensation packages are competitive and our relations with our employees are good.
Competition
      The restaurant industry is intensely competitive and we compete with many well-established food service companies, including other sandwich retailers, specialty coffee retailers, bagel shops, fast food restaurants, delicatessens, cafes, bars, take-out food service companies, supermarkets and convenience stores. The principal factors on which we compete are taste, quality and price of product offered, customer service, atmosphere, location and overall customer experience. Our competitors change with each daypart, ranging from coffee bars and bakery cafes in the morning daypart, to fast food restaurants and cafes during the lunch and afternoon dayparts, to casual dining chains during the dinner and dessert dayparts. Many of our competitors or potential competitors have substantially greater financial and other resources than we do which may allow them to react more quickly to changes in pricing, marketing and the quick service restaurant industry. We also compete with other employers in our markets for hourly workers and may be subject to higher labor costs. We believe that our concept, attractive price-value relationship and quality of products and service allow us to compete favorably with our competitors.
Properties
      Our principal executive offices are located at 1751 Lake Cook Road, Suite 600, Deerfield, Illinois 60015. The lease for our executive offices is for three years expiring in September 2007. We believe the offices are adequate to accommodate our current and anticipated future needs.
      All of our restaurants are located on leased properties. Each lease typically has a 10-year base rent period, with various renewal options. Each lease requires a base rent, and some locations provide for contingent rental payments. At most locations, we reimburse the landlord for a proportionate share of either the landlord’s taxes or yearly increases in the landlord’s taxes.
      The nine restaurants we opened in fiscal 2004 under our pilot foodservice strategic alliance with Federated operate under restaurant license agreements. These agreements are for an initial one year term with multiple renewal options. The agreements also provide for contingent rental payments.
Trademarks
      We have the following U.S. Trademark registrations: “COSÌ,” “Totally Toasted Almond Mocha,” “Mocha Kiss,” “Squagels,” “Xando,” our sun and moon logo, “Wake Up Call to Last Call,” “Symphony Blend,” “King of Hearts Blend,” “Xandwich,” “Generation XO,” “Così Corners,” and “Warm ‘n Così Melts.” We have a U.S. Trademark application pending for “Così Downtown,” “Simply Good Taste” and our hearth logo. “Arctic” is an unregistered trademark.
      We have registered the trademark “COSÌ” in seven foreign jurisdictions with respect to goods and services. We also have applications pending for registration for the trademark “COSÌ” in four other foreign jurisdictions
Government Regulation
      Our restaurants are subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to environmental, building, construction and zoning requirements, franchising and the preparation and sale of food and alcoholic beverages. In addition, our facilities are licensed and subject to regulation under state and local fire, health and safety codes.
      Many of our restaurants are required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and/or municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain a liquor license in a particular location could adversely affect that restaurant and our ability to obtain such a license elsewhere.
      We are subject to “dram shop” statutes in the states in which our restaurants are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which we believe is consistent with coverage carried by other entities in the restaurant industry. Although we are covered by insurance, a judgment against us under a dram-shop statute in excess of our liability coverage could have a material adverse effect on us.

      Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level. Significant numbers of hourly personnel at our restaurants are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs. We are also subject to the Americans with Disabilities Act of 1990, which, among other things, prohibits discrimination on the basis of disability in public accommodations and employment. We are required to comply with the Americans with Disabilities Act and regulations relating to accommodating the needs of the disabled in connection with the construction of new facilities and with significant renovations of existing facilities.
Litigation
      From time to time, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, claims under federal and state laws governing access to public accommodations, employment related claims and claims from guests alleging illness, injury or other food quality, health or operational concerns. To date, none of such litigation, some of which is covered by insurance, has had a material adverse effect on our consolidated financial position, results of operations or cash flows.
      On February 5, 2003, a purported shareholder class action complaint was filed in the United States District Court for the Southern District of New York, or theCourt, alleging that Così and various of our officers and directors and the underwriter of our initial public offering violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by misstating, and by failing to disclose, certain financial and other business information (Sheel Mohnot v. Così, Inc., et al., No. 03 CV 812). At least eight additional class action complaints with substantially similar allegations were later filed. These actions have been consolidated in In re Così, Inc. Securities Litigation (collectively, the “Securities Act Litigation”). On July 7, 2003, lead plaintiffs filed a Consolidated Amended Complaint, alleging on behalf of a purported class of purchasers of our stock allegedly traceable to our November 22, 2002 initial public offering, that at the time of the initial public offering, our offering materials failed to disclose that the funds raised through the initial public offering would be insufficient to implement our expansion plan; that it was improbable that we would be able to open 53 to 59 new restaurants in 2003; that at the time of the initial public offering, we had negative working capital and therefore did not have available working capital to repay certain debts; and that the principal purpose for going forward with the initial public offering was to repay certain existing shareholders and members of the Board of Directors for certain debts and to operate our existing restaurants.
      The plaintiffs in the Securities Act Litigation generally seek to recover recessionary damages, expert fees, attorneys’ fees, costs of Court and pre- and post-judgment interest. Based on the allegations set forth in the complaint, we believe that the amount of recessionary damages that could be awarded to the plaintiffs, if a judgment is rendered against us, would not exceed $24 million. In addition, the underwriter is seeking indemnification from us for any damages assessed against it in the Securities Act Litigation. On August 22, 2003, lead plaintiffs filed a Second Consolidated Amended Complaint, which was substantially similar to the Consolidated Amended Complaint.
      On September 22, 2003, we filed motions to dismiss the Second Consolidated Amended Complaint in the Securities Act Litigation. Plaintiffs filed their opposition to our motion to dismiss on October 23, 2003. We filed reply briefs on November 12, 2003.
      On July 30, 2004, the Court granted plaintiffs permission to replead their complaint against us. On September 10, 2004, plaintiffs filed their Third Consolidated Amended Complaint. Plaintiffs abandoned their claim that we misled investors about our ability to execute our growth plans. Instead, plaintiffs claim that our offering materials failed to disclose that, at the time of the initial public offering, we were researching the possibility of franchising our restaurants. On October 12, 2004, we filed a motion to dismiss plaintiffs’ Third Consolidated Amended Complaint.

      On November 19, 2004, plaintiffs filed their opposition to our motion to dismiss. On January 11, 2005, we filed a reply brief in further support of our motion to dismiss plaintiffs’ Third Consolidated Complaint. We have requested that the court hear an oral argument on the matter. If our request for oral argument is granted, the judge will take the arguments under submission. We have no way of predicting when the judge will issue a ruling on the case.
      We cannot predict what the outcome of these lawsuits will be. It is possible that we may be required to pay substantial damages or settlement costs that may not be covered by insurance or that may exceed the limits of any insurance coverage, which could have a material adverse effect on our financial condition or results of operations. We could also incur substantial legal costs, and management’s attention and resources could be diverted from our business.

MANAGEMENT
Executive Officers and Directors
      Certain information concerning our executive officers and directors is set forth below as of May 23, 2005:

Name	Age	Position

William D. Forrest	44	Executive Chairman and Director
Kevin Armstrong	47	President, Chief Executive Officer and Director
Cynthia T. Jamison	45	Chief Financial Officer, Treasurer and Secretary
Gilbert Melott	41	Vice President of Operations and People
Paul Seidman	48	Vice President of Food & Beverage
Patrick Donnellan	33	Vice President of Business Development
William Koziel	47	Controller
Vicki J. Baue	47	General Counsel
Eli Cohen	32	Director
Mark Demilio	49	Director
Terry Diamond	66	Director
Creed L. Ford, III	52	Director
Edna Morris	53	Director
Garry Stock	62	Director
      William D. Forrest, Executive Chairman and Director. Mr. Forrest joined our Board of Directors and was elected Chairman of the Board on March 31, 2003. On June 26, 2003, he was appointed Executive Chairman, an officer’s position with day to day general management responsibility for our affairs. On February 9, 2004, Mr. Forrest became a full-time member of our executive team. From March 2001 to February 2004, Mr. Forrest headed the Restructuring Group at Gleacher & Co. Mr. Forrest served as a corporate restructuring professional from 1988 to March 2001. Prior to joining Gleacher & Co., Mr. Forrest was a Managing Director of Catterton-Forrest LLC (a division of Catterton Partners) from October 1999 to February 2001, where he was responsible for the acquisition and management of portfolio companies. From December 1997 to August 1999, Mr. Forrest was crisis manager/interim Chief Executive Officer for Fine Host Corporation, a publicly traded food service company.
      Kevin Armstrong, President, Chief Executive Officer and Director. Mr. Armstrong was appointed President and Chief Executive Officer and elected to our Board of Directors on July 7, 2003. From November 2000 to July 2002, Mr. Armstrong was President and Chief Operating Officer of Long John Silvers Restaurants, Inc. From August 1999 to November 2000, he was Senior Vice President and Chief Marketing Officer of Long John Silvers Restaurants, Inc. Prior to his tenure at Long John Silver’s, from September 1996 to August 1999, Mr. Armstrong served as Chief Marketing Officer for Subway Franchisee Advertising Trust, an independent arm of the Subway brand. Mr. Armstrong also served as a consultant to PepsiCo’s restaurant services division from May 1991 to September 1996, developing brand-positioning strategies. From June 1989 to February 1991, Mr. Armstrong was responsible for both domestic and international marketing strategies at Burger King.
      Cynthia T. Jamison, Chief Financial Officer, Treasurer and Secretary. Ms. Jamison was appointed Chief Financial Officer in July 2004. Since 1999, Ms. Jamison was a partner with Tatum CFO Partners, LLC. As a Tatum partner, she served as Chief Financial Officer of Savista Corporation (formerly eMac Digital, LLC), a software/ BPO company. Prior to Savista, she was chief operating officer of SurePayroll, Inc., an internet payroll company, from August 2002 to August 2003. Ms. Jamison has previously held several additional chief financial officer positions, including Near North Insurance, Inc., an insurance company, from March 2002 to July 2002; CultureWorx, Inc., a software company, from August 2000 to February 2002; Illinois Superconductor Corporation, a telecommunications company, from August 1999 to

August 2000; and, Chart House Enterprises, a restaurant company, from June 1998 to April 1999. Ms. Jamison currently serves on the board of B&G Foods and Tractor Supply Corporation (NASDAQ listed), where she is a member of the company’s audit and compensation committees. From January 2002 to January 2004, she also served on the board of Horizon Organic Holdings, Inc. (previously NASDAQ listed), where she was a member of the company’s audit and compensation committees. Ms. Jamison achieved accreditation as a Certified Public Accountant in 1986.
      Gilbert Melott, Executive Vice President of Operations and People. Mr. Melott has served as our Vice President of People since December 2001. From December 1995 to November 2001, Mr. Melott was Executive Director of Training and Vice President of People, Process and Education at Bennigan’s. Prior to joining Bennigan’s, Mr. Melott was a Division Director of Human Resources at Sheraton Holding Corporation in Boston, Massachusetts, and spent four years as Divisional Training and Development Manager at TGI Friday’s.
      Paul Seidman, Vice President of Food & Beverage. Mr. Seidman was appointed Vice President of Food & Beverage on September 16, 2003. Mr. Seidman has over twenty years of experience in the food service industry. From April 2001 to August 2003, he served as the Senior Vice President of Marketing and Product Development for Bertucci’s Corporation. Prior to joining Bertucci’s, Mr. Seidman served as the Senior Vice President of Food & Beverage and Procurement at The New England Restaurant Company, from 1996 to April 2001.
      Patrick Donnellan, Vice President of Business Development. Mr. Donnellan was appointed Vice President of Business Development in November 2004 and was Vice President of Development Strategy from July 2004 to November 2004. Prior to joining us, Mr. Donnellan was a principal with the New York office of Booz Allen Hamilton, Inc., where he worked from 1998 to 2004. While with Booz Allen Hamilton, Mr. Donnellan assisted a number of clients in developing and implementing business strategies.
      William Koziel, Controller. Mr. Koziel was appointed Controller in August 2004. From January 2002 to August 2004, Mr. Koziel served as Vice President Controller of Galyans Sporting Goods, Inc., a publicly-traded sporting goods retailer. Prior to joining Galyan’s, Mr. Koziel served as Vice President Controller of Homelife Corporation, a retailer, from July 1999 to January 2002. Homelife ceased operations and subsequently filed for Chapter 11 bankruptcy protection on July 16, 2001. From 1998 to June 1999, he served as Vice President Finance for Futorian Furnishings, a furniture manufacturer. Mr. Koziel achieved accreditation as a Certified Public Accountant in 1981.
      Vicki J. Baue, General Counsel. Ms. Baue was appointed General Counsel on September 23, 2004. From August 1998 to April 2004, Ms. Baue was an associate in the Corporate and Securities practice group in the Chicago, Illinois office of Piper Rudnick, LLP (now DLA Piper Rudnick Gray Cary, LLP), where her practice focused on mergers and acquisitions and general corporate. From 1988 to August 1998, Ms. Baue was employed by Creative Expressions Group, Inc., an international manufacturer and distributor of paper party goods, where she was Director of Process Improvements and responsible for legal affairs and business results from 1997 to 1998, a member of the senior leadership team, and Manager of Customer Services, Credit and Support Services from 1988-1997. Ms. Baue was admitted to the Illinois Bar in 1998 and the Indiana Bar in 1997.
      Eli Cohen, Director. Mr. Cohen has been a director since January 2004. Mr. Cohen has also been employed by ZBI Equities, LLC, an investment firm based in New York and an affiliate of ZAM Holdings, L.P., our largest stockholder, since April 2002. From May 2000 to April 2002, Mr. Cohen was with Accel Partners, a venture capital firm based in Palo Alto, California. Prior thereto, Mr. Cohen was employed at ZBI Equities, LLC from August 1998 to May 2000.
      Mark Demilio, Director. Mr. Demilio has been a director since April 2004. Since October 2001, Mr. Demilio has served as Executive Vice President and Chief Financial Officer of Magellan Health Services, Inc., a publicly-traded managed behavioral healthcare company. He served as Executive Vice President, General Counsel of that company from July 1999 to December 2000 and as Executive Vice President, Finance and Legal from December 2000 to October 2001. Magellan Health Services filed for

Chapter 11 bankruptcy protection on March 11, 2003. Prior to joining Magellan Health Services, Inc., Mr. Demilio was with Youth Services International, Inc., a publicly traded company that managed residential treatment centers for behaviorally troubled youth and behavioral treatment programs in juvenile correction facilities, serving as Executive Vice President, Business Development and General Counsel from March 1997 to June 1998 and Chief Financial Officer from June 1998 to March 1999.
      Terry Diamond, Director. Mr. Diamond, a director since February 2001, has served as Chairman of Talon Asset Management, Inc. since 1994. Talon Asset Management, Inc. is an investment management firm, which manages individual investment advisory accounts and operates hedge funds and a private equity fund.
      Creed L. Ford, III, Director. Mr. Ford has been a director since March 1997. Mr. Ford has been Chairman and Co-Chief Executive Officer of Fired Up, Inc., the parent company of Johnny Carino’s Country Italian restaurants and Gumbo’s Louisiana Style I, since 1997, and the President of Ford Restaurant Group, a Chili’s Grill & Bar franchisee, since 1997. Mr. Ford serves on the boards of Rudy’s BBQ, Texas Restaurant Association Education Foundation, Texas A&M Center of Entrepreneurship, and Fired Up, Inc.
      Edna Morris, Director. Ms. Morris has been a director since April 2004. Ms. Morris also began serving as a member of the board of directors and the compensation committee of Tractor Supply Corporation, a publicly-traded company, in January 2004. From April 2002 to September 2003, Ms. Morris served as President of Red Lobster, a casual dining seafood restaurant company (part of Darden Restaurants, a publicly-traded company). Prior to becoming the President, Ms. Morris was the Executive Vice President of Operations from December 1998 to April 2002. Ms. Morris is the founding President of the Women’s Foodservice Forum and serves on the Boards of the Culinary Institute of America and Tractor Supply Company.
      Garry Stock, Director. Mr. Stock has been a director since April 2004. From 1986 to the present, Mr. Stock has been the Principal and Chief Executive Officer of Garry Stock & Company, which provides advisory services to corporations based in Australia and Israel. Mr. Stock has also been a director of Garry Stock Ltd. in Israel from 1994 to the present. In addition, Mr. Stock is currently the Executive Chairman of James Richardson Duty Free, a retailer in Israel’s Tel Aviv Ben Gurion Airport.

DESCRIPTION OF CAPITAL STOCK
      Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock and 40,000,000 shares of preferred stock, 1,000,000 of which are designated as Series D preferred stock, and 39,000,000 shares of which the rights and preferences may be established from time to time by our Board of Directors. Upon completion of this offering, based on the number of shares outstanding as of May 23, 2005, 36,895,749 shares of common stock and no shares of preferred stock will be outstanding. As of May 23, 2005, we had approximately 172 record shareholders.
Common Stock
      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to receive ratably all of our assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
      Our certificate of incorporation authorizes the issuance of up to 40,000,000 shares of preferred stock from time to time in one or more series and with terms of each series stated in our board’s resolutions providing for the designation and issue of that series. Our certificate also authorizes the board of directors to fix, state and express the powers, rights, designations, preferences, qualifications, limitations and restrictions, and dividend, voting, conversion and redemption rights pertaining to each series of preferred stock that we issue. Without seeking any shareholder approval, our Board of Directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in control. Other than the issuance of the Series D Preferred Stock previously authorized by our Board of Directors in connection with the stockholders’ rights plan described below, we have no present plans to issue any shares of preferred stock.

Series D Preferred Stock
      On November 18, 2002, our Board of Directors resolved to adopt a rights plan, or Rights Plan. Pursuant to the Rights Plan, each share of common stock contains a right, or Right, that entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of our Series D Preferred Stock, $0.01 par value per share, at an exercise price of $100 per one one-hundredth of a share of Series D Preferred Stock. The exercise price and the number of Series D preferred shares issuable upon exercise of the Rights are subject to adjustments from time to time to prevent dilution. The Rights are not exercisable until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired beneficial ownership of 15% or more of the our outstanding voting common stock or (ii) ten (10) business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 15% or more of our outstanding voting shares of common stock.
      If we are acquired in a merger or other business combination, or if more than 50% of our consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a Right — other than Rights beneficially owned by the acquiring person, which will thereafter be void — will have the right to receive, upon exercise of the Right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the exercise price. If any person or group becomes an acquiring person, proper provision shall be made so that each holder of a Right — other than Rights beneficially owned by the acquiring person, which will thereafter be void — will have the right to receive upon exercise of the Right at the then current exercise price, the number of shares of Series D Preferred Stock with a market value at the time of the transaction equal to two times the exercise price.
      Series D preferred shares issuable upon exercise of the Rights will not be redeemable. Each Series D preferred share will be entitled to a minimum preferential dividend payment of $0.10 per share and will be entitled to an aggregate dividend of 100 times the cash dividend declared per share of common stock. In the event we are liquidated, the holders of the Series D preferred shares will be entitled to receive a payment in an amount equal to the greater of $100 per one one-hundredth share or 100 times the payment made per share of common stock. Each Series D preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series D preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.
      Before the date the Rights are exercisable, the Rights may not be detached or transferred separately from our common stock. The Rights will expire in 2012, or, if the Rights become exercisable before 2012, at the close of business on the 90th day following such date the Rights become exercisable, provided that our Board of Directors does not extend or otherwise modify the Rights. At any time on or prior to ten (10) business days following the time an acquiring person acquires beneficial ownership of 15% or more of our outstanding voting common stock, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the redemption of the Rights, the Rights will terminate and the holders will only be entitled to receive the redemption price.
Stock Purchase Warrants
      Warrants, issued in conjunction with previous equity and debt securities, to purchase, before certain anti-dilution adjustments, 2,151,881 shares of our common stock were outstanding as of May 23, 2005; 74,323 of which have an exercise price of $.01 per share and expire from November 2006 to April 2008; 2,041,753 of which have an exercise price of $6.00 per share, became exercisable after August 16, 2003 and expire from August 2007 to November 2007; 33,279 of which have an exercise price of $8.50 per share and expire in November 2007; and 2,526 of which have an exercise price of $9.50 per share and expire in December 2006. 74,323 of these warrants provide for anti-dilution adjustments in the event of stock splits, stock dividends, sales by us of our stock at, or issuance of options or warrants containing an exercise price of, less than fair market value or merger, consolidation, recapitalization or similar transactions. All of the holders of these warrants are entitled to participate in any dividends declared upon shares of our common stock (other than dividends payable solely in shares of common stock) as if these holders had fully exercised such warrants.
Registration Rights
      We have granted registration rights to certain holders of shares of our common stock and warrants under the terms of the Amended and Restated Registration Agreement dated as of March 30, 1999, by and among us and Ziff Asset Management, L.P., LBJ Capital, L.P., Talon Opportunity Fund, L.P., Howard Babcock, Robert Burnstine, Jamie Diamond Schwartz, Jennifer Diamond, John Diamond, Marilyn Diamond, Michael Warsh, Frances Tuite, Chancellor Private Capital Partners III, L.P., Chancellor Private Capital Offshore Partners II, L.P., Citiventure 96 Partnership, L.P., Chancellor Private Capital Offshore Partners I, C.V., Blaine Trust, Handy Family Partnership LTD., Rod F. Dammeyer, Randolph Street Partners, Randolph Street Partners 1998 DIF, LLC, Sheila Rosenberg, SZ Investments, L.L.C., JDS PARTNERS, Andrew Stenzler, Nicholas Marsh, David Kaufman, Creed Ford, III, Jeffrey Stork, Donald Stork, Dan Levitan, Stephen Marsh, James Learner, Joseph Learner, Richard Learner, James D. McBride, III, and David Kelson. We have also granted registration rights to certain holders of our shares under the terms of the Supplemental Registration Rights Agreement, dated as of August 5, 2003, by and among us and ZAM Holdings, L.P., Eric J. Gleacher, Charles G. Phillips and LJCB Nominees Pty. Ltd. Subject to certain exceptions, including our right to defer a demand registration for a single period of up to 90 days in a given year, all such holders have the right to require us to register their shares at our expense under the circumstances described in each respective agreement. In addition, all holders of shares with registration rights have the right to piggyback on any registration for our account, subject to certain limitations. Accordingly, in the event that we propose to register additional shares of common stock under the Securities Act, the holders of shares with registration rights are entitled to receive notice of that registration and to include their shares in the registration, subject to limitations described in each respective agreement.
      All registration rights are subject to conditions and limitations, among them our right to limit the number of shares of common stock held by these security holders to be included in the registration. We are generally required to bear all of the expenses of all registrations (other than underwriting discounts and commissions). Registration of the shares of common stock held by security holders with registration rights would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of such registration. In connection with any registration under these provisions, we are required to indemnify the holder participating in an offering against civil liabilities under the Securities Act.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following is a general summary of certain material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of common stock if you are a Non-U.S. Holder. A “Non-U.S. Holder” is a beneficial owner of common stock that, for U.S. federal income tax purposes, is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
      The tax treatment of a partner in a partnership generally will depend on the status of the partner and the activities of the partnership. This summary does not discuss the treatment of partnerships and partners in a partnership. If you are a partnership or a partner in a partnership that is considering the purchase of common stock, you should consult your tax advisor regarding the particular tax consequences to you.
      This summary does not address all of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances. This discussion is limited to Non-U.S. Holders that hold our common stock as a capital asset. In addition, this summary does not deal with holders that are subject to special treatment under U.S. federal income tax laws (such as former citizens or residents of the United States or other holders with a current or former relationship with the United States and passive foreign investment companies and controlled foreign corporations as defined for U.S. federal income tax purposes), and does not discuss the tax consequences that may be relevant to the shareholders, beneficiaries or other beneficial owners of any holder. This summary also does not discuss any aspects of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect.
      We urge prospective investors to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.
Dividends
      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, any dividends we pay to you, as a Non-U.S. Holder, generally will be subject to U.S. withholding tax at a rate of 30% (unless a lower rate is prescribed by an applicable tax treaty) on the gross amount of the dividends unless the dividends are effectively connected with your conduct of a trade or business in the United States (or, if a tax treaty applies, attributable to a U.S. permanent establishment) and you provide us with a properly completed Internal Revenue Service Form W-8ECI (or appropriate substitute form).
      In order for tax to be withheld at a reduced rate under a tax treaty, you will be required to provide a properly completed Internal Revenue Service Form W-8BEN (or appropriate substitute form) certifying your entitlement to benefits under a treaty.
      Dividends effectively connected with a U.S. trade or business (or, if a tax treaty applies, attributable to a U.S. permanent establishment) generally will be subject to U.S. federal income tax on a net income basis, in the same manner as generally applied to U.S. persons. In addition, a “branch profits tax” may be imposed at a 30% rate (or a lower rate under an applicable tax treaty) on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.
Sale or Other Disposition of Our Common Stock
      As a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including any withholding thereof, on any gain realized upon the sale or other disposition of your shares of the common stock unless:

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met, in which event the gain (less certain U.S. sourced capital losses) generally will be subject to tax at a 30% rate unless an income tax treaty exception or a reduced rate applies; or

•	the gain is effectively connected with your conduct of a trade or business within the United States (or, if a tax treaty applies, is attributable to a U.S. permanent establishment).
      Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax on a net income basis in the same manner as generally applied to U.S. persons (and if you are a corporation, the branch profits tax discussed above may also apply in some circumstances), but you will not be subject to withholding.
      Notwithstanding the above, if we are or become a U.S. real property holding corporation, a Non-U.S. Holder could be subject to U.S. federal income tax with respect to gain realized on the disposition of our common stock. We do not believe that we have been or are a U.S. real property holding corporation or will become a U.S. real property holding corporation in the future. Even if we are or become a U.S. real property holding corporation, an exception from such tax would apply if, during the year of disposition, our common stock is “regularly traded on an established securities market” for U.S. federal income tax purposes and the Non-U.S. Holder did not hold more than 5% of our common stock at any time during the five years preceding the Non-U.S. Holder’s disposition. Any amounts withheld with respect to such gain pursuant to the rules applicable to dispositions of U.S. real property interests would be creditable against that Non-U.S. Holder’s U.S. federal income tax liability and could entitle that Non-U.S. Holder to a refund upon furnishing required information to the Internal Revenue Service.
Federal Estate Tax
      Common stock actually or beneficially held by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.
Information Reporting and Backup Withholding
      We must report annually to the Internal Revenue Service and to you the amount of dividends we pay to you and any tax we withhold. These reporting requirements apply regardless of whether withholding is reduced by an applicable tax treaty. Pursuant to applicable tax treaties or other agreements, this information also may be made available to the tax authorities in the country in which you reside or are established.
      Additional U.S. information reporting requirements and backup withholding tax will generally apply to the dividends paid to you on the common stock at an address inside the United States and to payments to you of the proceeds of a sale or other disposition of the common stock by a U.S. office of a broker unless you certify, under penalties of perjury, that you are not a U.S. person or otherwise establish an exemption. Information reporting (but not backup withholding) generally will also apply to payments of the proceeds of sales or other dispositions of the common stock by non-U.S. offices of U.S. brokers, or non-U.S. brokers with some types of relationships with the United States, unless you comply with certain certification procedures to establish that you are not a U.S. person or you otherwise establish an exemption.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to you can be refunded or credited against your U.S. federal income tax liability, if any, if the required information is furnished to the Internal Revenue Service.
      The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective Non-U.S. Holder of our common stock should consult that holder’s own tax adviser with respect to the federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING
      We and the underwriters named below have entered into an underwriting agreement, dated           , 2005, with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares

SG Cowen & Co., LLC
RBC Capital Markets Corporation
Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.
      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.
      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of                     additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.
      The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total

		Without	With
	Per Share	Over Allotment	Over Allotment

Public offering price
Underwriting discount

Proceeds, before expenses, to us
      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .
      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.
      Our directors and executive officers, and certain of our stockholders and optionholders, have agreed with the underwriters that for a period of 90 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen & Co.,

LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with SG Cowen & Co., LLC, provided that we may, without the consent of SG Cowen & Co., LLC, grant options and sell shares pursuant to our stock plans, provided the recipient of those shares enters into a lock-up agreement substantially similar to those signed by our other stockholders in connection with this offering. There are no agreements between SG Cowen & Co., LLC and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period. These lock-up agreements do not restrict transfers in connection with gifts, certain estate planning transfers and certain transfers to affiliates, so long as in each case, the transferee agrees to be bound by the lock-up restriction for the remainder of the 90-day period. The lock-up agreement with our Executive Chairman, William Forrest, also permits him to sell up to 25,000 shares of common stock per calendar month during the 90-day lock-up period pursuant to any current or future plan adopted and implemented in compliance with Rule 10b5-1 under the Exchange Act. The 90-day lock-up period will be extended if (i) during the last 17 days of the 90-day period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (ii) before the end of the 90-day period the Company announces that it will issue an earnings release within a 16-day period beginning on the last day of the 90-day period. In such events, the lock-up period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising their over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

      The underwriters may provide financial advisory services to us from time to time in the ordinary course of their respective businesses.
LEGAL MATTERS
      Certain legal matters with respect to the validity of the common stock will be passed upon for us by Cadwalader, Wickersham & Taft LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP, Newport Beach, California.
EXPERTS
      The consolidated financial statements and management’s assessment of internal control over financial reporting of Così, Inc. included and incorporated by reference in this prospectus and in the registration statement of which it is a part have been audited by BDO Seidman, LLP an independent registered public accounting firm, to the extent and for the period set forth in their reports, and are included and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements (including the related financial statement schedule) of Così, Inc. and subsidiaries at December 29, 2003, and for each of the two years in the period ended December 29, 2003, incorporated by reference and appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We file current, quarterly and annual reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any of these filed documents at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s internet site at http://www.sec.gov.
      Our website is http://www.getcosi.com (which is not intended to be an active hyperlink in this prospectus). We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.
      We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our common stock, you should consult the Registration Statement and its exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying through the entities listed above.
      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated:

(i) the Annual Report on Form 10-K for the fiscal year ended January 3, 2005 (SEC File No. 0-50052);

(ii) the Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2005 (SEC File No. 0-50052);

(iii) the Current Reports on Form 8-K filed on January 6, 2005, January 27, 2005 and May 9, 2005 (SEC File No. 0-50052); and

(iv) the description of our common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on October 25, 2002 (SEC File No. 333-86390), including any amendments or reports filed for the purpose of updating such description.
      We will provide to you without charge a copy of any or all documents incorporated by reference into this prospectus, including any exhibits to such documents that are specifically incorporated by reference in those documents. You may request copies by writing or telephoning us at our Investor Relations Department, Così, Inc., 1751 Lake Cook Road, Deerfield, Illinois, 60015; telephone number (847) 597-8800.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Così, Inc.
Consolidated Financial Statements as of January 3, 2005 and April 4, 2005 and for the three-month periods ended April 4, 2005 and March 29, 2004 (unaudited):
Consolidated Balance Sheets as of April 4, 2005 and January 3, 2005	F-2
Consolidated Statements of Operations for the three-month periods ended April 4, 2005 and March 29, 2004	F-3
Consolidated Statements of Cash Flows for the three-month periods ended April 4, 2005 and March 29, 2004	F-4
Consolidated Statement of Stockholders’ Equity for the three-month periods ended April 4, 2005	F-5
Notes to Consolidated Financial Statements	F-6
Consolidated Financial Statements as of January 3, 2005 and December 29, 2003 and for the fiscal years ended January 3, 2005, December 29, 2003 and December 30, 2002
Reports of Independent Registered Public Accounting Firms	F-12
Consolidated Balance Sheets as of January 3, 2005 and December 29, 2003	F-14
Consolidated Statements of Operations for the fiscal years ended January 3, 2005, December 29, 2003 and December 30, 2002	F-15
Consolidated Statements of Cash Flows for the fiscal years ended January 3, 2005, December 29, 2003 and December 30, 2002	F-16
Consolidated Statements of Redeemable Securities and Stockholders’ Equity for the fiscal years ended January 3, 2005, December 29, 2003 and December 30, 2002	F-17
Notes to Consolidated Financial Statements for the fiscal years ended January 3, 2005, December 29, 2003 and December 30, 2002	F-19
Report of Independent Registered Public Accounting Firm	S-1
Schedule II — Valuation and Qualifying Accounts and Reserves	S-2

Cosi, Inc.
Consolidated Balance Sheets
As of April 4, 2005 and January 3, 2005

	April 4, 2005	January 3, 2005

		(Note 1)
	(dollars in thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$5,117.0	$1,089.7
Investments	1,988.4	9,961.6
Accounts receivable, net of allowances of $174.2 and $152.4, respectively	612.0	613.2
Inventories	855.8	890.5
Prepaid expenses and other current assets	3,334.0	2,315.1

Total current assets	11,907.2	14,870.1
Property, equipment and leasehold improvements, net	32,629.2	34,074.5
Intangibles, security deposits and other assets, net	2,332.0	2,193.7

Total assets	$46,868.4	$51,138.3

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,965.5	$3,973.0
Accrued expenses	7,173.5	9,677.5
Current portion of other liabilities	507.8	363.0
Current portion of long-term debt	72.2	74.9

Total current liabilities	10,719.0	14,088.4
Other long-term liabilities, net of current portion	7,405.3	7,614.2
Long-term debt, net of current portion	270.0	283.4

Total liabilities	18,394.3	21,986.0
Commitments and contingencies
Stockholders’ equity:
Common stock — $.01 par value; 100,000,000 shares authorized, 31,466,689 and 30,819,716 shares issued and outstanding, respectively	314.7	308.2
Additional paid-in capital	227,467.4	225,519.7
Deferred stock compensation	(720.0)	(900.0)
Notes receivable from stockholders	(1,475.6)	(1,458.8)
Accumulated deficit	(197,112.4)	(194,316.8)

Total stockholders’ equity	28,474.1	29,152.3

Total liabilities and stockholders’ equity	$46,868.4	$51,138.3

The accompanying notes are an integral part of these consolidated financial statements

Cosi, Inc.
Consolidated Statements of Operations
For the Three Month Periods Ended April 4, 2005 and March 29, 2004

	Three Months Ended

	April 4,	March 29,
	2005	2004

	(Dollars in thousands,
	except share data)
Net sales	$27,205.1	$24,917.2
Cost of sales:
Cost of goods sold	6,673.8	6,495.6
Restaurant operating expenses	16,190.5	16,326.3

Total cost of sales	22,864.3	22,821.9
General and administrative expenses	5,180.7	4,263.5
Stock compensation expense	231.2	2,647.0
Depreciation and amortization	1,765.1	1,746.6
Restaurant pre-opening expenses	21.9	59.4
Provision for losses on asset impairments and disposals	—	474.4
Lease termination benefit	—	(702.3)

Operating loss	(2,858.1)	(6,393.3)
Interest income	30.8	14.7
Interest expense	(6.3)	(3.1)
Reserve for notes receivable from stockholders	16.8	—
Other income	21.2	3.6

Net loss	$(2,795.6)	$(6,378.1)

Per Share Data:
Net loss per share, basic and diluted	$(0.09)	$(0.24)

Weighted average shares outstanding:	31,200,458	26,949,230

The accompanying notes are an integral part of the consolidated financial statements.

Cosi, Inc.
Consolidated Statements of Cash Flows
For the Three Month Periods Ended April 4, 2005 and March 29, 2004

	April 4,	March 29,
	2005	2004

	(Dollars in thousands)
Cash flows from operating activities:
Net loss	$(2,795.6)	$(6,378.1)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,765.1	1,746.6
Non-cash portion of asset impairments and disposals	3.4	360.5
Provision for bad debts	21.0	66.8
Stock compensation expense	251.7	2,981.1
Reserve on notes receivable from stockholders	(16.8)	—
Changes in operating assets and liabilities:
Accounts receivable	(19.8)	35.4
Inventories	34.7	49.6
Other assets	(115.6)	29.4
Prepaid expenses and other current assets	(1,018.9)	(2,257.9)
Accounts payable	(1,007.4)	(911.5)
Accrued expenses	(2,504.0)	(7.1)
Other liabilities	29.0	(71.3)
Lease termination accrual	(93.2)	(895.0)

Net cash used in operating activities	(5,466.4)	(5,251.5)
Cash flows used in investing activities:
Capital expenditures	(323.2)	(507.3)
Redemption of investments	7,973.3	—
Payment of security deposits	(22.8)	—

Net cash provided (used) in investing activities	7,627.3	(507.3)
Cash flows provided by financing activities:
Proceeds from issuance of common stock	1,882.5	963.7
Principal payments on long-term debt and capital lease obligations	(16.1)	(10.2)

Net cash provided by financing activities	1,866.4	953.5

Net increase (decrease) in cash and cash equivalents	4,027.3	(4,805.3)
Cash and cash equivalents, beginning of period	1,089.7	7,957.0

Cash and cash equivalents, end of period	$5,117.0	$3,151.7

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$4.5	$14.5

Corporate franchise and income taxes	$84.3	$128.1

The accompanying notes are an integral part of the consolidated financial statements.

Cosi, Inc.
Consolidated Statement of Stockholders’ Equity
For the Three Month Periods Ended April 4, 2005

	Common Stock				Notes
			Additional		Receivable
	Number of		Paid In	Deferred	from	Accumulated
	Shares	Amount	Capital	Compensation	Stockholders	Deficit	Total

	(Dollars in thousands, except share data)
Balance, January 3, 2005	30,819,716	$308.2	$225,519.7	$(900.0)	$(1,458.8)	$(194,316.8)	$29,152.3
Stock compensation			71.7	180.0			251.7
Exercise of options	646,973	6.5	1,876.0				1,882.5
Reserve for notes receivable from stockholders					(16.8)		(16.8)
Net loss						(2,795.6)	(2,795.6)

Balance, April 4, 2005	31,466,689	$314.7	$227,467.4	$(720.0)	$(1,475.6)	$(197,112.4)	$28,474.1

The accompanying notes are an integral part of these consolidated financial statements.

COSI, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1 — Basis of Presentation
      We have prepared the accompanying unaudited condensed consolidated financial statements in accordance with the requirements of Form 10-Q and, therefore, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America. In our opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results of operations for the periods shown. All such adjustments are of a normal recurring nature. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.
      The balance sheet at January 3, 2005 has been derived from audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.
      The results for the three month period ended April 4, 2005 may not be indicative of the results for the fiscal year.
      Certain amounts in the fiscal 2004 consolidated financial statements have been reclassified to conform to the fiscal 2005 presentation.
      This Report should be read in conjunction with our Annual Report on Form  10-K for the year ended January 3, 2005, as filed with the Securities and Exchange Commission (“SEC”).
Note 2 — Financial Statement Restatement
      On March 16, 2005, we filed our Annual Report on Form 10-K. In that report, we restated our financial statements for fiscal 2003 and 2002 as well as the first three quarters of fiscal 2004. Accordingly, the prior year financial results for the thirteen weeks ended March 29, 2004 reflect the impact of that restatement.
      The issue requiring restatement related to our historical accounting practice of recognizing rent expense on a straight line basis from the commencement of business operations rather than from the date of possession under a lease which includes the pre-opening period of construction, renovation and fixturing. In addition, we had historically recorded landlord allowances as a reduction of leasehold improvements rather than as deferred rent in other long — term liabilities to be amortized over the life of the lease.
      The following is a summary of the impact of the restatement on our unaudited consolidated statement of operations for the thirteen weeks ended March 29, 2004:

	2004
	as Previously		2004
	Reported(1)	Adjustments	as Restated

Restaurant expenses	$16,446.9	$(120.6)	$16,326.3
Depreciation and amortization	1,701.3	45.3	1,746.6
Operating loss	(6,468.6)	75.3	(6,393.3)
Net loss	(6,453.4)	75.3	(6,378.1)
Net loss per share, basic and diluted	$(0.24)	$—	$(0.24)

COSI, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

(1)	as previously reported after certain reclassifications made to conform to current year presentation
Note 3 — Investments
      As of April 4, 2005, we had outstanding a certain debt security as an investment. The investment consists of a United States government agency note with an original maturity of greater than 30 days at the date of purchase.
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities, and based on our intentions regarding these instruments, we classify all marketable debt securities as held-to-maturity and account for these investments at amortized cost. The amortized principal amount of the investment at April 4, 2005 was $2.0 million and the weighted average interest rate was 2.09%. The amortized principal amount approximates fair value at April 4, 2005. We determine the fair value of our investment in debt securities based upon public market rates. The investment matures within one year.
Note 4 — Stock-Based Compensation
      The following illustrates the pro forma effect on net loss and net loss per common share as if we had applied the fair value recognition provisions of SFAS No. 123 Accounting for Stock-Based Compensation to stock-based compensation:

	Three Month
	Periods Ended

	April 4,	March 29,
	2005	2004

Net loss as reported	$(2,795.6)	$(6,378.1)
Add: stock-based compensation expense included in reported net loss	71.7	2,581.8
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(601.6)	(527.3)

Pro forma net loss	$(3,325.5)	$(4,323.6)

Net loss per common share: basic and diluted
As reported	$(0.09)	$(0.24)
Pro forma	$(0.11)	$(0.16)
      The pro forma amounts are not representative of the effects on reported earnings for future periods.
      Pursuant to a stock option repricing previously approved by shareholders, on December 29, 2003, 1,246,164 options with exercise prices ranging from $2.37 to $12.25 were repriced at $2.26 per common share. In accordance with APB 25, Accounting for Stock Issued to Employees, we have recorded a charge for the three months ended April 4, 2005 of approximately $0.1 million resulting from an increase in our stock price from $6.09, as of the close of business on January 3, 2005, to a stock price of $6.16, as of the close of business on April 4, 2005 on the remaining options outstanding partially offset by a decrease in the total number of repriced options outstanding due to forfeitures during the quarter. We may be required to record additional adjustments in the future, that may be material, depending upon the movement of our stock price. For any forfeitures, we will reverse the stock compensation expense recorded in previous quarters related to the unvested portion of those options in the period that the forfeitures become effective.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes

COSI, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)
APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt the new standard beginning in fiscal 2006. We have not yet assessed the impact of adopting this new standard.
Note 5 — Inventories
      Inventories are stated at the lower of cost (“First In, First Out” method) or market, and consist principally of food, beverage, liquor and packaging and related food supplies.
Note 6 — Property, Equipment and Leasehold Improvements
      Property, equipment and leasehold improvements consist of the following:

	April 4,	January 3,
	2005	2005

	($ in 000’s)
Leasehold improvements	36,932.0	36,694.6
Furniture and fixtures	8,982.5	8,856.7
Restaurant equipment	13,055.7	12,886.0
Computer and telephone equipment	8,394.2	8,254.0
Construction in progress	127.3	530.1

	67,491.7	67,221.4
Less: accumulated depreciation and amortization	(34,862.5)	(33,146.9)

Net property, equipment and leasehold improvements	32,629.2	34,074.5

Restaurant Impairment Charges:
      In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets. SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be disposed of, and APB Opinion No. 30, Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. In accordance with SFAS 144 and previously under SFAS 121, impairment losses are recorded on long-lived assets on a restaurant by restaurant basis whenever impairment factors are determined to be present. We consider a history of restaurant operating losses to be the primary indicator of potential impairment for individual restaurant locations. We generally determine whether a restaurant location is impaired based on expected undiscounted cash flows, primarily for the remainder of the lease term, and then determine the impairment charge based on discounted cash flows for the same period. No impairments were recorded during the first quarter of fiscal 2005.

COSI, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)
Note 7 — Accrued Expenses
      Accrued expenses consist of the following:

	April 4,	January 3,
	2005	2005

	($ in 000’s)
Payroll and related benefits and taxes	$2,660.5	$2,304.1
Professional and legal costs	200.1	553.0
Taxes payable	706.5	762.3
Severance payable — current portion	160.7	380.7
Rent obligations	339.7	417.4
Gift cards/certificates	279.2	334.7
Insurance	681.3	2,216.7
Other	2,145.5	2,708.5

Accrued expenses	$7,173.5	$9,677.4

Note 8 — Long-Term Debt

Notes Payable:
      In May 1998, we entered into a construction note payable which requires monthly payments of $3,097 and accrues interest at a rate of 10% per year. As of April 4, 2005, the outstanding balance on the note was $69,630. The note matures in March 2007.
      In April 2003, we entered into a construction note payable with a landlord. The note matures in March 2013, requires monthly payments of $1,742 and accrues interest at a rate of 7% per annum. The outstanding balance on the note as of April 4, 2005 was $127,744.
      In July 2002, we entered into an agreement to purchase a liquor license. Under the agreement, we are required to make monthly payments of $1,528 through February 2006. The outstanding obligation as of April 4, 2005 was $14,624.
      In 2001, we entered into a settlement agreement involving a trademark dispute. Under that agreement, we are obligated to make annual payments of $25,000 per year through 2011. The present value of those future payments is included in Long-Term Debt in the accompanying balance sheet.
Note 9 — Earnings Per Share
      Basic and diluted loss per common share is calculated by dividing net loss by the weighted average common shares outstanding during the period. In-the-money stock options and warrants to purchase an aggregate of 3,168,781 and 3,424,263 shares of common stock were outstanding at April 4, 2005 and March 29, 2004, respectively. These stock options and warrants outstanding were not included in the computation of diluted earnings per share because we incurred a net loss in all periods presented and hence, the impact would be anti-dilutive.
Note 10 — Lease Termination Costs
      In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for any restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS 146 requires companies to recognize costs associated with exit or disposal

COSI, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)
activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS 146 has been applied prospectively to exit or disposal activities initiated after December 31, 2002. No charges were recorded for leased termination costs during the first quarter of fiscal 2005.
      Future store closings, if any, may result in lease termination charges. Charges for lease termination costs will be dependent on our ability to improve operations in those stores. If unsuccessful, lease termination costs will be determined through negotiating acceptable terms with our landlords to terminate the leases for those units, and also on our ability to locate acceptable sub-tenants or assignees for the leases at those locations.
Note 11 — Contingencies
      From time to time, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, claims under federal and state laws governing access to public accommodations, employment related claims and claims from guests alleging illness, injury or other food quality, health or operational concerns. To date, none of such litigation, some of which is covered by insurance, has had a material adverse effect on our consolidated financial position, results of operations or cash flows.
      On February 5, 2003, a purported shareholder class action complaint was filed in the United States District Court for the Southern District of New York (the “Court”), alleging that Cosi and various of our officers and directors and the underwriter of our IPO violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by misstating, and by failing to disclose, certain financial and other business information (Sheel Mohnot v. Cosi, Inc., et al., No. 03 CV 812). At least eight additional class action complaints with substantially similar allegations were later filed. These actions have been consolidated in In re Cosi, Inc. Securities Litigation (collectively, the “Securities Act Litigation”). On July 7, 2003, lead plaintiffs filed a Consolidated Amended Complaint, alleging on behalf of a purported class of purchasers of our stock allegedly traceable to our November 22, 2002 IPO, that at the time of the IPO, our offering materials failed to disclose that the funds raised through the IPO would be insufficient to implement our expansion plan; that it was improbable that we would be able to open 53 to 59 new restaurants in 2003; that at the time of the IPO, we had negative working capital and therefore did not have available working capital to repay certain debts; and that the principal purpose for going forward with the IPO was to repay certain existing shareholders and members of the Board of Directors for certain debts and to operate our existing restaurants.
      The plaintiffs in the Securities Act Litigation generally seek to recover recessionary damages, expert fees, attorneys’ fees, costs of Court and pre- and post-judgment interest. Based on the allegations set forth in the complaint, we believe that the amount of recessionary damages that could be awarded to the plaintiffs, if a judgment is rendered against us, would not exceed $24 million. In addition, the underwriter is seeking indemnification from us for any damages assessed against it in the Securities Act Litigation. On August 22, 2003, lead plaintiffs filed a Second Consolidated Amended Complaint, which was substantially similar to the Consolidated Amended Complaint.
      On September 22, 2003, we filed motions to dismiss the Second Consolidated Amended Complaint in the Securities Act Litigation. Plaintiffs filed their opposition to our motion to dismiss on October 23, 2003. We filed reply briefs on November 12, 2003.
      On July 30, 2004, the Court granted plaintiffs permission to replead their complaint against us. On September 10, 2004, plaintiffs filed their Third Consolidated Amended Complaint. Plaintiffs abandoned their claim that we misled investors about our ability to execute our growth plans. Instead, plaintiffs claim that our offering materials failed to disclose that, at the time of the IPO, we were researching the

COSI, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)
possibility of franchising our restaurants. On October 12, 2004, we filed a motion to dismiss plaintiffs’ Third Consolidated Amended Complaint.
      On November 19, 2004, plaintiffs filed their opposition to our motion to dismiss. On January 11, 2005, we filed a reply brief in further support of our motion to dismiss plaintiffs’ Third Consolidated Complaint. We have requested that the court hear an oral argument on the matter. If our request for oral argument is granted, the judge will take the arguments under submission. We have no way of predicting when the judge will issue a ruling on the case.
      We cannot predict what the outcome of these lawsuits will be. It is possible that we may be required to pay substantial damages or settlement costs that may not be covered by insurance or may exceed the limits of any of our insurance coverage, which could have a material adverse effect on our financial condition or results of operations. We could also incur substantial legal costs, and management’s attention and resources could be diverted from our business.
Note 12 — Restricted Stock
      During fiscal 2003, we entered into an employment agreement with William D. Forrest. Pursuant to the agreement, Mr. Forrest will serve as Executive Chairman for three years ending on March 31, 2006. In consideration for Mr. Forrest’s service as our Executive Chairman, we issued 1,156,407 shares of our authorized but unissued common stock, representing 5% of our outstanding common stock on a fully diluted basis (assuming all outstanding options and warrants are exercised) to Mr. Forrest on June 26, 2003. Pursuant to the December 29, 2003 completion of the rights offering, we issued an additional 523,546 shares to Mr. Forrest such that Mr. Forrest’s ownership of us, on a fully diluted basis, remained at 5%. Mr. Forrest’s rights in the shares vest as follows: (i) 25% of the shares vested upon issuance; (ii) 25% of the shares vested on April 1, 2004; and (iii) on the last day of each month, commencing with April 2004, and ending on March 2006, 2.08% of the shares will vest, and an additional .08% of the shares will vest on March 31, 2006, provided that at the end of each month the agreement is still in effect. All shares not vested will fully vest upon the termination of this agreement by us without cause (as defined in the agreement), or upon a change of control (as defined in the agreement). If Mr. Forrest is terminated by us for cause (as defined in the agreement), all unvested shares will be forfeited. Mr. Forrest agreed that, during the term of the agreement and for a period of 12 months thereafter, he will not compete with us or solicit its employees. The value of Mr. Forrest’s shares, based on the closing price of our common stock on the dates of the grants, was $2,729,439, which was recorded as deferred stock compensation within stockholder’s equity. Amortization of deferred stock compensation expense of approximately $180,000 and $399,000 for the three month periods ended April 4, 2005 and March 29, 2004, respectively is included in stock compensation expense in the accompanying consolidated statements of operations. The remaining balance is being amortized as stock compensation expense evenly over the remaining life of Mr. Forrest’s employment. During fiscal 2004, we and Mr. Forrest executed an addendum to the agreement when Mr. Forrest agreed to serve as our Executive Chairman on a full-time basis. The addendum provides for an annual salary of $350,000 and grants of stock options to Mr. Forrest.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Così, Inc.
Deerfield, Illinois
      We have audited the accompanying consolidated balance sheet of Così, Inc. as of January 3, 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Così, Inc. at January 3, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP
Chicago, Illinois
March 11, 2005

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
To the Board of Directors
Cosí, Inc.
      We have audited the accompanying consolidated balance sheet of Cosí, Inc. as of December 29, 2003 and the related consolidated statements of operations, redeemable securities and stockholders’ equity and cash flows for each of the two years in the period ended December 29, 2003. Our audits also included the financial statement schedule listed in the Index on F-1. These financial statements and schedule are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosí, Inc. at December 29, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 29, 2003 in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.
      As discussed in Note 6, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002.
      As described in Note 2, the Company has restated its financial statements to correct its accounting for leases.

/s/ Ernst & Young LLP
New York, New York
March 18, 2004 except for Note 2,
  as to which the date is March 14, 2005

Cosi, Inc.
Consolidated Balance Sheets
As of January 3, 2005 and December 29, 2003

	January 3, 2005	December 29, 2003

		(restated)
ASSETS
Current assets:
Cash and cash equivalents	$1,089,691	$7,957,042
Investments	9,961,624	—
Accounts receivable, net of allowances of $152.4 and $393.1, respectively	613,226	608,445
Inventories	890,511	982,855
Prepaid expenses and other current assets	2,315,098	1,436,048

Total current assets	14,870,150	10,984,390
Property, equipment and leasehold improvements, net	34,074,491	35,018,277
Intangibles, security deposits and other assets, net	2,193,701	1,943,945

Total assets	$51,138,342	$47,946,612

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,972,952	$6,933,606
Accrued expenses	9,677,544	7,158,362
Current portion of other liabilities	363,000	487,408
Current portion of long-term debt	74,904	160,673

Total current liabilities	14,088,400	14,740,049
Other long-term liabilities, net of current portion	7,614,195	10,144,858
Long-term debt, net of current portion	283,367	227,584

Total liabilities	21,985,962	25,112,491
Commitments and contingencies
Stockholders’ equity:
Common stock — $.01 par value; 100,000,000 shares authorized, 30,819,716 and 26,259,109 shares issued and outstanding, respectively	308,197	262,592
Additional paid-in capital	225,519,747	203,075,409
Deferred stock compensation	(899,986)	(1,835,780)
Notes receivable from stockholders	(1,458,817)	(2,724,801)
Accumulated deficit	(194,316,761)	(175,943,299)

Total stockholders’ equity	29,152,380	22,834,121

Total liabilities and stockholders’ equity	$51,138,342	$47,946,612

The accompanying notes are an integral part of these financial statements.

Cosi, Inc
Consolidated Statements of Operations
For the Fiscal Years Ended January 3, 2005, December 29, 2003 and December 30, 2002

	January 3, 2005	December 29, 2003	December 30, 2002

		(restated)	(restated)
Net sales	$110,630,624	$107,257,385	$84,424,247
Cost of sales:
Cost of goods sold	28,012,806	29,713,910	22,697,549
Restaurant expenses	66,611,849	67,321,817	51,244,888

Total cost of sales	94,624,655	97,035,727	73,942,437
General and administrative expenses	20,624,741	22,274,382	17,811,712
Corporate office relocation	1,093,699	—	—
Stock compensation expense(1)	3,219,112	893,659	—
Depreciation and amortization	6,947,756	7,852,511	5,951,162
Restaurant pre-opening expenses	405,392	389,805	1,845,120
Provision for losses on asset impairments and disposals	1,405,512	8,531,841	1,056,471
Lease termination benefits, net	(588,786)	(3,391,252)	(1,164,984)

Operating loss	(17,101,457)	(26,329,288)	(15,017,671)
Interest income	158,918	40,501	98,334
Interest expense	(62,439)	(226,301)	(1,192,598)
Reserve for notes receivable from stockholders	(1,265,984)	—	—
Amortization of deferred financing costs	—	(90,490)	(548,972)
Loss on early extinguishment of debt	—	—	(5,083,188)
Other (expense) income	(102,500)	111,985	380,871

Net loss	(18,373,462)	(26,493,593)	(21,363,224)
Preferred stock dividends	—	—	(8,193,640)

Net loss attributable to common stockholders	$(18,373,462)	$(26,493,593)	$(29,556,864)

Per Share Data:
Basic and diluted loss per share	$(0.62)	$(1.53)	$(5.13)
Weighted average common shares outstanding	29,432,050	17,304,480	5,762,818
(1)Allocation of stock compensation expense
Restaurant operating expenses	$363,829	$—	$—
General and administrative expenses	2,855,283	893,659	—

Stock compensation expense	$3,219,112	$893,659	$—

The accompanying notes are an integral part of these financial statements.

Cosi, Inc.
Consolidated Statements of Cash Flows
For the Fiscal Years Ended January 3, 2005, December 29, 2003 and December 30, 2002

	January 3, 2005	December 29, 2003	December 30, 2002

		(restated)	(restated)
Cash flows from operating activities:
Net loss	$(18,373,462)	$(26,493,593)	$(21,363,224)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	6,947,756	7,852,511	5,951,162
Amortization of deferred financing costs	—	90,490	548,972
Loss on early extinguishment of debt	—	—	5,083,188
Non-cash portion of asset impairments and disposals	1,393,828	8,232,284	1,056,471
(Recovery) provision for bad debts	(39,206)	202,710	27,000
Impairment of intangible assets	—	607,900	—
Stock compensation expense	2,276,294	93,246	—
Amortization of deferred compensation	942,818	893,658	—
Non-cash portion of interest expense	—	20,004	—
Reserve on notes receivable from stockholders	1,265,984	—	—
Changes in operating assets and liabilities:
Accounts receivable	34,425	700,371	(339,740)
Inventories	92,344	482,875	(61,924)
Prepaid expenses and other current assets	(856,580)	240,232	(1,107,926)
Other assets	(335,649)	(155,538)	(367,352)
Accounts payable	(2,060,572)	(1,991,639)	4,188,124
Accrued expenses	620,281	1,630,929	970,599
Other liabilities	(251,386)	606,503	2,088,337
Lease termination accrual	(1,287,977)	(4,400,629)	(1,576,103)

Net cash used in operating activities	(9,631,102)	(11,387,686)	(4,902,416)
Cash flows used in investing activities:
Capital expenditures	(7,392,224)	(4,069,913)	(28,066,125)
Purchases of investments, net	(9,961,624)	—	—
Return (payment) of security deposits	85,893	315,122	(308,404)

Net cash used in investing activities	(17,267,955)	(3,754,791)	(28,374,529)
Cash flows provided by financing activities:
Proceeds from issuance of common stock	20,206,591	6,824,296	33,133,126
Net proceeds from issuance of preferred stock	—	—	15,670,511
Retirement of Sr. Subordinated & Sr. Secured notes	—	—	(16,320,692)
Exercise of warrants	34	250	—
Principal payments on capital lease obligations	(2,917)	(116,509)	(457,673)
Proceeds from long-term debt plus related warrants and accrued interest	—	4,500,000	10,980,647
Principal payments on long-term debt	(172,002)	(1,140,825)	(1,166,238)

Net cash provided by financing activities	20,031,706	10,067,212	41,839,681

Net (decrease) increase in cash and cash equivalents	(6,867,351)	(5,075,265)	8,562,736
Cash and cash equivalents, beginning of period	7,957,042	13,032,307	4,469,571

Cash and cash equivalents, end of period	$1,089,691	$7,957,042	$13,032,307

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$74,324	$315,833	$1,323,459

Corporate franchise and income taxes	$288,165	$220,800	$118,690

The accompanying notes are an integral part of the consolidated financial statements.

Cosi, Inc.
Consolidated Statement of Redeemable Securities and Stockholders’ Equity
For the Fiscal Years Ended January 3, 2005, December 29, 2003 and December 30, 2002

	Series A		Series C
	Convertible Preferred Stock		Convertible Preferred Stock

	Number of		Number of
	Shares	Amount	Shares	Amount	Total

Balance, December 31, 2001	1,146,206	$18,318,205	4,161,589	$73,971,056	$92,289,261
Issuance of Series C Convertible Preferred stock, net of issuance costs			942,629	15,626,611	15,626,611
Issuance of warrants
Issuance of warrants in connection with premium stock financing
Accrued preferred stock dividend		1,376,383		6,473,731	7,850,114
Accretion of preferred stock to liquidation value		200,836		142,690	343,526
Exchange of senior subordinated debt and warrants for Series C Convertible Preferred Stock			217,327	3,613,075	3,613,075
Issuance of common stock
Conversion of common stock	(1,146,206)	(19,895,424)	(5,321,545)	(99,827,163)	(119,722,587)
Net loss

Balance, December 30, 2002	—	—	—	—	—
Issuance of restricted stock
Amortization of deferred stock compensation
Return of shares for note
Exercise of warrants
Issuance of common stock
Conversion to common stock
Stock compensation
Net loss

Balance, December 29, 2003	—	—	—	—	—
Issuance of common stock
Issuance of restricted stock
Stock compensation
Exercise of warrants
Exercise of stock options
Reserve for notes receivable from stockholders
Net loss

Balance, January 3, 2005	—	$—	—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements

Cosi, Inc.
Common Stock and Treasury Stock

	Common Stock
					Number of		Notes
			Additional	Deferred	Shares	Amount	Receivable
	Number of		Paid In	Stock	Treasury	Treasury	from	Accumulated
	Shares	Amount	Capital	Compensation	Stock	Stock	Stockholders	Deficit	Total

Balance, December 31, 2001, as previously reported	4,511,494	$45,115	$32,004,032	$—	—	$—	$(2,974,804)	$(118,054,289)	$(88,979,946)
Cummulative effect on prior years of restatement								$(1,838,553)	(1,838,553)

Balance, December 31, 2001, (as restated)	4,511,494	45,115	32,004,032	—	—	—	(2,974,804)	(119,892,842)	(90,818,499)
Issuance of warrants			4,901,874						4,901,874
Issuance of warrants in connection with premium stock financing			43,900						43,900
Accrued preferred stock dividend								(7,850,114)	(7,850,114)
Accretion of preferred stock to liquidation value								(343,526)	(343,526)
Convertible Preferred Stock			(429,865)						(429,865)
Issuance of common stock	5,594,409	55,944	33,077,182						33,133,126
Conversion of common stock	6,467,611	64,676	119,657,911						119,722,587
Net loss								(21,363,224)	(21,363,224)

Balance, December 30, 2002, (as restated)	16,573,514	165,735	189,255,034	—	—	—	(2,974,804)	(149,449,706)	36,996,259
Issuance of restricted stock	1,678,471	16,785	2,712,654	(2,729,439)					—
Amortization of deferred stock compensation				893,659					893,659
Return of shares for note					(21,978)	(250,003)	250,003		—
Exercise of warrants	3,036	30	(249,783)		21,978	250,003			250
Issuance of common stock	4,990,752	49,909	6,774,387						6,824,296
Conversion to common stock	3,013,336	30,133	4,489,871						4,520,004
Stock compensation			93,246						93,246
Net loss								(26,493,593)	(26,493,593)

Balance, December 29, 2003, (as restated)	26,259,109	262,592	203,075,409	(1,835,780)	—	—	(2,724,801)	(175,943,299)	22,834,121
Issuance of common stock	4,284,403	42,844	19,566,282						19,609,126
Issuance of restricted stock	1,482	15	7,009	(7,024)					—
Stock compensation	22,240	222	2,276,072						2,276,294
Amortization of deferred stock compensation				942,818					942,818
Exercise of warrants	3,424	34							34
Exercise of stock options	249,058	2,490	594,975						597,465
Reserve for notes receivable from stockholders							1,265,984		1,265,984
Net loss								(18,373,462)	(18,373,462)

Balance, January 3, 2005	30,819,716	$308,197	$225,519,747	$(899,986)	—	$—	$(1,458,817)	$(194,316,761)	$29,152,380

The accompanying notes are an integral part of the consolidated financial statements

COSI, INC.
Notes to Consolidated Financial Statements
For the Fiscal Years Ended January 3, 2005, December 29, 2003 and December 30, 2002

1.	Organization and Summary of Significant Accounting Policies

Organization
      Cosi, Inc., a Delaware corporation, engages in the business of operating premium convenience dining restaurants which sell high quality sandwiches, salads and coffees along with a variety of other soft drink beverages, teas, baked goods and alcoholic beverages. As of January 3, 2005 we operated 92 restaurants in 16 states and the District of Columbia, including nine restaurants operated within Federated Department Stores locations.
      In April 2004, we issued 3,550,000 shares of common stock to a limited number of institutional investors at a price of $5.65 per share pursuant to a private placement under Section 4(2) of the Securities Act of 1933, as amended. This issuance provided us with gross proceeds of approximately $20.1 million.
      In January 2004, a stockholder purchased 693,963 shares of common stock for approximately $1 million pursuant to an investment agreement.
      In November 2002, we completed an initial public offering of our common stock, issuing 5,555,556 shares at $7.00 per share. Concurrently, all outstanding shares of Series A and Series C preferred stock were converted to common stock, and all of our outstanding obligations under our Senior Subordinated and Senior Secured Debt agreements were repaid. The total net proceeds of the offering were approximately $32.8 million.

Fiscal Year
      Our fiscal year ends on the Monday closest to December 31. Fiscal years ended January 3, 2005, December 29, 2003 and December 30, 2002 are referred to as fiscal 2004, 2003 and 2002, respectively. Fiscal 2004 included 53 weeks. Fiscal 2003 and 2002 included 52 weeks.

Basis of Presentation
      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents
      We consider all short-term investments with an original maturity of three months or less to be cash equivalents.

Investments
      During fiscal 2004, we purchased certain debt securities as investments. These investments consist of United States government agency notes with original maturities of greater than 30 days at the date of purchase.
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities, and based on our intentions regarding these instruments, we classify all marketable debt securities as held-to-maturity and account for these investments at amortized cost. The amortized principal amount of investments at January 3, 2005 was approximately $10.0 million and the weighted average interest rate was 2.36%. The amortized principal amount approximates fair value at January 3, 2003. We determined the fair value of our investments in debt securities based upon public market rates. All investments held at January 3, 2005 mature within one year.

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)

Concentration of Credit Risks
      Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash deposits and accounts receivable. We place our cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured financial institutions, commercial paper and money market funds. Cash deposits may exceed FDIC insured levels from time to time.
      Our accounts receivables consist principally of receivables from trade or “house” accounts representing corporate customers, as well as amounts due from certain landlords for tenant improvement reimbursements. We have established credit procedures and analyses to control the granting of credit to customers.

Accounts Receivable
      Accounts receivable is stated at net realizable value. When collection is in doubt, a reserve is recorded.

Inventories
      Inventories are stated at the lower of cost (“First In, First Out” method) or market, and consist principally of food, beverage, liquor and packaging and related food supplies.

Property, Equipment and Leasehold Improvements
      Property, equipment and leasehold improvements are stated at cost and include improvements and costs incurred in the development and construction of new restaurants and remodels, equipment and leasehold improvements. Depreciation is computed using the straight-line method over estimated useful lives, which range from two to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the related leases. Repair and maintenance costs that are deemed to extend the useful life of the asset and which are greater than $1,000 are capitalized.

Restaurant Impairment Charges
      Impairment losses are recorded on long-lived assets on a restaurant by restaurant basis whenever impairment factors are determined to be present. We consider a history of restaurant operating losses to be the primary indicator of potential impairment for individual restaurant locations. We have identified certain units that have been impaired, and recorded charges of approximately $0.6 million (related to 3 restaurants), $8.5 million (related to 15 restaurants) and $1.1 million (related to two restaurants) in the statements of operations for fiscal years 2004, 2003 and 2002, respectively. We determine whether a restaurant location is impaired based on expected undiscounted cash flows, generally for the remainder of the lease term, and then determine the impairment charge based on discounted cash flows for the same period.
      In addition, we recorded a charge of approximately $0.8 million during the fourth quarter of fiscal 2004 related to the disposal of fixed assets, primarily leaseholds and other equipment at the New York support center.

Lease Termination Costs
      In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for any restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS 146 requires companies to

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS 146 has been applied prospectively to exit or disposal activities initiated after December 31, 2002. During fiscal 2004, we recognized approximately $1.3 million of lease termination income related to the reversal of certain lease termination accruals, which was partially offset by charges of approximately $0.7 million resulting in a net reversal of approximately $0.6 million.
      In fiscal 2003, the Board of Directors concluded that our financial performance would be strengthened by closing in an orderly fashion as many as thirteen of our restaurants, eight of which were closed during fiscal 2003 and five of which were closed during fiscal 2004. Future store closings, if any, may result in additional lease termination charges. Charges for lease termination costs will be dependent on our ability to improve operations in those stores. If unsuccessful, lease termination costs will be determined through negotiating acceptable terms with its landlords to terminate the leases for those units, and also on our ability to locate acceptable sub-tenants or assignees for the leases at those locations.

Intangibles, Security Deposits and Other Assets
      Intangibles and other assets consist of expenditures associated with obtaining liquor licenses, trademarks and logos. Liquor licenses are stated at cost which, in the aggregate, is not in excess of market value. Security deposits primarily consist of deposits placed on leased locations.
      We review intangible assets for impairment on an annual basis, or more often if events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable in accordance with SFAS 142. No amortization expense was recorded in fiscal 2004, 2003 and 2002. For fiscal 2003, we determined that certain trademarks and liquor licenses had been impaired, resulting in a charge of $0.6 million, which was included in general and administrative expense in the accompanying statement of operations.

Other Liabilities
      Other liabilities consist of deferred rent and accrued lease termination costs (see Note 18).

Income Taxes
      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Our deferred tax assets will remain fully reserved until such time that we can determine that it is more likely than not that we will recognize the deferred asset.

Revenue Recognition
      We record revenue at the time of the purchase of our products by our customers.

Cost of Sales
      Cost of sales includes the cost of food, beverage, liquor, packaging products and related food supplies, inbound freight, restaurant payroll and related fringe benefits, and store occupancy costs. Store occupancy costs include rent, contingent rents, common area maintenance, real estate and personal property taxes, utilities, and repairs and maintenance.

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)

Advertising Costs
      Advertising costs are expensed as incurred and approximated $933,000, $705,000 and $687,000 for fiscal years 2004, 2003 and 2002, respectively.

Restaurant Pre-Opening Costs
      All costs incurred prior to the opening of a location, which consist primarily of salaries, rent and other direct expenses incurred with the initial setup of restaurants and certain costs related to remodels, employee training and general restaurant management, are expensed as incurred.

Net Loss Per Share
      Basic net loss per share is computed by dividing the net loss attributable to common shareholders (after deducting preferred stock dividends) by the weighted-average number of common shares outstanding. Diluted net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of common shares and dilutive common share equivalents, if any, outstanding. In-the-money stock options and warrants to purchase an aggregate of 6,262,354, 1,401,411 and 565,674 shares of common stock were outstanding at January 3, 2005, December 29, 2003 and December 30, 2002, respectively. These stock options and warrants outstanding were not included in the computation of diluted earnings per share because we incurred a net loss in these periods and hence the impact would be anti-dilutive.

Stock-Based Compensation
      The following illustrates the pro forma effect on net loss attributable to common stockholders and net loss per common share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

Pro Forma:

	Fiscal Year

	2004	2003	2002

Net loss as reported	$(18,373,462)	$(26,493,593)	$(29,556,864)
Add: Stock-based compensation expense included in reported net loss	2,151,295	93,246	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(2,623,242)	(1,229,491)	(1,952,266)

Pro forma net loss	$(18,845,409)	$(27,629,838)	$(31,509,130)

Net loss per common share: basic and diluted
As reported	$(0.62)	$(1.53)	$(5.13)

Pro forma	$(0.64)	$(1.60)	$(5.47)

The pro forma amounts are not representative of the effects on reported earnings for future years.
      Pursuant to a stock option repricing approved by stockholders, on December 29, 2003, 1,246,164 options with exercise prices ranging from $2.37 to $12.25 were repriced at $2.26 per common share. In accordance with APB 25, we have recorded a charge of approximately $2.2 million in fiscal 2004 resulting from an increase in our stock price from $2.26, as of the date of the repricing, to a stock price of $6.09, as

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
of the close of business on January 3, 2005. We may be required to record additional adjustments in the future, that may be material, depending upon the movement of our stock price. Any forfeitures of repriced options will be reversed against the stock compensation expense recorded in previous quarters related to the unvested portion of those options in the period that the forfeitures become effective.
      The weighted average fair values of the options calculated in accordance with SFAS 123 were determined using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year

	2004	2003	2002

Expected dividend yield	0%	0%	0%
Expected stock price volatility	68%	40%	40	%(a)
Average risk-free interest rate	3.47%	4.01%	4.11%
Average expected life of options	5	5	5

(a)	For options issued subsequent to our initial public offering.

Fair Value of Financial Instruments
      The carrying value of all financial instruments reflected in the accompanying balance sheet approximates fair value at January 3, 2005 and December 29, 2003.

Segment Information
      Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources in assessing performance. We consider our operations to be in the food service industry and, as a result, we have one single reporting operating unit with all sales generated in the United States.

Accounting Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reclassifications
      Certain amounts in the fiscal 2003 and 2002 consolidated financial statements have been reclassified to conform to the fiscal 2004 presentation.

New Accounting Pronouncements
      In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS 148 were effective for fiscal years ending after December 15, 2002 and have been incorporated into the accompanying financial

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
statements and footnotes. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB 25 to account for employee stock options. Pursuant to a stock option repricing approved by shareholders, on December 29, 2003, 1,364,326 options with exercise prices ranging from $2.37 to $12.25 were repriced at $2.26 per share. In accordance with APB 25, these options are subject to variable accounting, which may result in material charges.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt the new standard in the third quarter of fiscal 2005. We have not yet assessed the impact of adopting this new standard.
      In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46-R is effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46 and FIN 46-R did not have a material impact on our financial position or results of operations.
      On July 1, 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of this statement did not have an effect on the consolidated financial statements.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs: an amendment of ARB No. 43, Chapter 4,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the provisions of SFAS No. 151, when applied, will have a material impact on our financial position or results of operations.

2.	Restatement of Financial Statements
      On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) issued a letter to the American Institute of Certified Public Accountants expressing its view regarding certain lease accounting issues and their application under accounting principles generally accepted in the United States of America (“GAAP”). In addition, a number of companies within the restaurant industry have announced adjustments to their financial statements related to lease accounting issues. In light of this information, we reviewed our methods of accounting for leases and determined that our practice regarding amortization of leasehold improvements is properly in accordance with GAAP. We also reviewed our methods of (1) accounting for landlord allowances to fund leasehold improvements and (2) rent expense prior to commencement of operations and determined that while consistent with common industry practices, our methods were not in accordance with GAAP. We also evaluated the materiality of the corrections to our financial statements and concluded that the incremental impact of the corrections is not material to any quarter or annual period consolidated statements of operations; however, the cumulative effect of the corrections is material to the consolidated balance sheets. As a result, we have restated our consolidated financial statements for each of the fiscal years ended December 30, 2002 and

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
December 29, 2003, and the first three quarters of fiscal 2004 included in this report. The resulting adjustments are all non-cash and will have no material impact on our cash flows, cash position, revenues, comparable store sales, operating losses or net losses.
      Historically, our accounting practice has been to record landlord allowances as a reduction of leasehold improvements on the consolidated balance sheet and capital expenditures in investing activities on the consolidated statements of cash flows. We have determined that Financial Accounting Standards Board Technical Bulletin No. 88-1, “Issues Relating to Accounting for Leases,” requires these allowances to be recorded as deferred rent in other long-term liabilities on the consolidated balance sheets and as a component of operating activities on the consolidated statements of cash flows. In addition, this adjustment results in a reclassification of the amortization of the landlord allowance from depreciation and amortization expense to restaurant expenses on the consolidated statements of operations and is included as an additional cost component of capital expenditures in investing activities on the consolidated statements of cash flows. Since our leases generally have an initial term of ten years which is shorter than the expected lives of the leasehold improvements, the net impact of this reclassification to the consolidated statements of operations is not material.
      Finally, we have historically recognized rent expense on a straight line basis over the lease term commencing on the restaurant opening date. The restaurant opening date coincides with the commencement of business operations, which is the intended use of the property. We have determined that under Financial Accounting Standards Board Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” the lease term should commence on the date we take possession and include the pre-opening period of construction, renovation and fixturing. The correction of this error requires us to record additional deferred rent in other long-term liabilities and to adjust retained earnings on the consolidated balance sheet, as well as to restate rent expense in restaurant expenses on the consolidated statements of operations.
      The effect of these corrections is a cumulative increase in the accumulated deficit of $0.9 million as of the beginning of fiscal 2000, an increase in the net loss of $0.6 million for fiscal 2000, an increase in the net loss of $0.3 million for fiscal 2001, an increase in the net loss of $0.5 million for fiscal 2002 and decreases in the net loss of $0.2 million and $0.4 million for fiscal years 2003 and 2004, respectively.

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
      Following is a summary of the effects of these adjustments on our consolidated balance sheet as of December 29, 2003, as well as on our consolidated statements of operations and cash flows for fiscal 2003 and 2002:

	Consolidated Statement of Operations

	As Previously
	Reported	Adjustments	As Restated

Fiscal year ended December 29, 2003
Restaurant expenses	$67,673,282	(351,465)	$67,321,817
Depreciation and amortization	7,656,651	195,860	7,852,511
Operating loss	(26,484,893)	155,605	(26,329,288)
Net loss	(26,649,198)	155,605	(26,493,593)
Net loss attributable to common stockholders	(26,649,198)	155,605	(26,493,593)
Basic and diluted loss per share	$(1.54)	$0.01	$(1.53)
Fiscal year ended December 30, 2002
Restaurant expenses	$50,852,670	$392,218	$51,244,888
Depreciation and amortization	5,851,207	99,955	5,951,162
Operating loss	(14,525,498)	(492,173)	(15,017,671)
Net loss	(20,871,051)	(492,173)	(21,363,224)
Net loss attributable to common stockholders	(29,064,691)	(492,173)	(29,556,864)
Basic and diluted loss per share	$(5.04)	$(0.09)	$(5.13)

	Consolidated Balance Sheet

	As Previously
	Reported	Adjustments	As Restated

December 29, 2003
Property, equipment and leasehold improvements, net	$33,574,045	$1,444,232	$35,018,277
Total assets	46,502,380	1,444,232	47,946,612
Other long-term liabilities	6,525,505	3,619,353	10,144,858
Total liabilities	21,493,138	3,619,353	25,112,491
Total stockholders’ equity	25,009,242	(2,175,121)	22,834,121
Total liabilities and stockholders’ equity	$46,502,380	$1,444,232	$47,946,612

	Consolidated Statements of Cash Flows

	As Previously
	Reported	Adjustments	As Restated

December 29, 2003
Net cash used in operating activities	$(11,749,938)	$362,252	$(11,387,686)
Net cash used in investing activities	(3,392,539)	(362,252)	(3,754,791)
December 30, 2002
Net cash used in operating activities	$(5,812,741)	$910,325	$(4,902,416)
Net cash used in investing activities	(27,464,204)	(910,325)	(28,374,529)

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)

3.	Accounts Receivable
      Accounts receivable consist of the following:

	Fiscal Year

	2004	2003

Accounts receivable, trade	$530,745	$605,103
Reimbursements due from landlords	—	189,715
Other	234,836	206,683

Total receivables	765,581	1,001,501
Less allowance for doubtful accounts	(152,355)	(393,056)

Accounts receivable, net	$613,226	$608,445

      Accounts receivable consist of the following:

4.	Prepaid Expenses and Other Current Assets
      Prepaid expenses and other current assets consist of the following:

	Fiscal Year

	2004	2003

Prepaid insurance	2,102,120	1,337,240
Prepaid rent	51,983	37,047
Other	160,995	61,761

Prepaid expenses and other current assets	2,315,098	1,436,048

5.	Property, Equipment and Leasehold Improvements
      Property, equipment and leasehold improvements consist of the following:

	Fiscal Year

	2004	2003

Leasehold improvements	$36,694,608	$34,820,316
Furniture and fixtures	8,856,755	9,139,599
Restaurant equipment	12,885,967	13,172,940
Computer and telephone equipment	8,253,972	7,862,454
Construction in progress	530,104	126,092

Total property, equipment and leasehold improvements	67,221,406	65,121,401
Less accumulated depreciation and amortization	(33,146,915)	(30,103,124)

Property and equipment, net	$34,074,491	$35,018,277

      Depreciation and amortization expense for fiscal 2004, 2003 and 2002 was $6,947,756 $7,852,511 and $5,951,162, respectively.

6.	Intangibles, Security Deposits and Other Assets
      Effective January 1, 2002, we adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. These statements established financial accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standard addresses how intangible assets should be

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS 142, intangible assets, including purchased goodwill, must be evaluated for impairment on an annual basis, or more often if events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable. Those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer amortized. Finite lived intangibles will continue to be amortized over their estimated useful lives. Our intangibles consist of expenditures associated with obtaining liquor licenses, trademarks and logos. These identifiable intangibles have indefinite lives and, accordingly, are no longer being amortized.
      Intangibles, security deposits and other assets consist of the following:

	Fiscal Year

	2004	2003

Liquor licenses	$785,598	$749,918
Trademarks	195,000	195,865
Security deposits	1,191,398	958,731
Other	21,705	39,431

Total other assets, net	$2,193,701	$1,943,945

7.	Accrued Expenses
      Accrued expenses consist of the following:

	Fiscal Year

	2004	2003

Payroll and related benefits and taxes	$2,304,144	$1,756,185
Taxes payable	762,305	816,184
Professional and legal	553,044	407,273
Rent	417,418	562,242
Gift cards/certificates	334,731	252,198
Severance	380,741	1,485,377
Insurance	2,216,698	397,682
Other	2,708,463	1,481,221

Total accrued expenses	$9,677,544	$7,158,362

8.	Long-Term Debt
      In May 1998, we entered into a construction note payable which requires monthly payments of $3,097 and accrues interest at a rate of 10% per year. The note matures in March 2007. The outstanding balance as of the end of fiscal 2004 and 2003 was $77,057 and $98,261, respectively.
      In April 2003, we entered into a construction note payable with a landlord. The note is due March 2013, requires monthly payments of $1,742 and accrues interest at a rate of 7% per annum. The outstanding balance as of the end of fiscal 2004 and 2003 was $130,699 and $142,016, respectively.
      In fiscal 2001 we entered into a settlement agreement involving a trademark dispute. Under that agreement, we are obligated to make annual payments of $25,000 per year through 2011. The outstanding obligations under the settlement agreement were $130,159 and $156,172 as of the end of fiscal 2004 and

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
2003, respectively. The present value of those future payments, discounted at 8%, are included in Long-Term Debt on the accompanying balance sheets for fiscal 2004 and 2003.
      In July 2002, we entered into an agreement to purchase a liquor license. Under the agreement, we are obligated to make monthly payments of $1,528 through February 2006. The outstanding obligations under the agreement were $20,356 and $36,358 as of the end of fiscal 2004 and 2003, respectively. The present value of those future payments, discounted at 7%, are included in Long-Term Debt on the accompanying balance sheets for fiscal 2004 and 2003.
      On October 28, 1999, we entered into a $3 million Master Loan and Security Agreement (the “Equipment Loan Credit Facility”). The proceeds were required to be used for the purchases of equipment. Borrowings were secured by the equipment purchased. Each borrowing under the Equipment Loan Credit Facility was payable over 36 months and the interest rate was determined at the time of the borrowing. Warrants to purchase shares of common stock were issued in connection with the Equipment Loan Credit Facility. The warrants entitled the holder to acquire 8,068 shares of our common stock for $14.875 per share. During fiscal 2004, we satisfied the remaining principal balance of $91,849. As of January 3, 2005, all principal and interest had been satisfied and the Equipment Loan Credit Facility has terminated in accordance with the terms of the agreement.
      In April 2003, we borrowed the full amount of a $3 million line of credit (the “$3 Million Note”) from a bank to be used for general corporate purposes. The $3 Million Note carried interest at 75 basis points over Bank of America’s prime lending rate and was secured by all of the Company’s tangible and intangible property, other than equipment pledged to secure its Equipment Loan Credit Facility. The $3 Million Note was guaranteed, jointly and severally, by Eric J. Gleacher, one of our stockholders and formerly a director; Charles G. Phillips, one of our stockholders, and an entity related to ZAM Holdings L.P., our largest stockholder (together, “the Guarantors”). On October 30, 2003, the bank assigned the note to the Guarantors or their designees and the maturity date was extended to December 31, 2004. In connection with our rights offering on December 29, 2003, the $3 Million Note was converted into shares of common stock at the option of the holders, at a conversion price equal to $1.50.
      On August 5 and 6, 2003, we issued senior secured promissory notes with an aggregate principal amount of $1.5 million to Eric J. Gleacher, Charles G. Phillips and ZAM Holdings, L.P. (collectively the “$1.5 Million Note”). In connection with our rights offering, each of the holders converted their pro-rata share of the outstanding principal amount of the $1.5 Million Note plus accrued and unpaid interest into shares of common stock at a conversion price equal $1.50 per share.
Senior Subordinated Debt
      During fiscal 2001, we issued approximately $9 million of senior subordinated notes along with detachable warrants. The notes bore interest at 13% per annum, compounded quarterly and payable in arrears, and were subject to a mandatory prepayment at the election of the Company or the holders at any time after the earliest of (i) a material change in ownership, as defined, (ii) a merger or sale of substantially all of the Company’s assets, (iii) a substantial change in corporate structure, as defined, or (iv) a default by the Company, as defined. The notes were repaid in fiscal 2002 in connection with our initial public offering of common stock. (See Note 12) Upon the repayment of the notes, we recorded a charge of approximately $0.5 million to write off the unamortized portion of the fair value ascribed to the warrants. This amount is classified as loss on early extinguishment of debt in the accompanying Consolidated Statement of Operations.

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
Senior Secured Debt
      During fiscal 2002, we entered into Senior Secured Note and Warrant Purchase Agreements with certain of our existing shareholders and members of our board of directors. These agreements provided us with a credit facility of up to $25.0 million available for general corporate purposes. The facility allowed us to draw down funds from time to time until August 12, 2003. Each draw down was evidenced by a senior secured note bearing interest at 12% per annum. During fiscal 2002 we issued $9.5 million of 12% senior secured notes pursuant to this credit facility. These notes ranked senior to all of our other funded indebtedness and were secured by all of our tangible and intangible property, other than equipment pledged to secure our equipment loan credit facility and its capitalized lease obligations. Interest on the notes accrued and was paid together with principal upon maturity. All notes issued pursuant to these agreements matured, and the credit facility terminated, upon the consummation of our Initial Public Offering. (see Note 12).
      In connection with the Senior Secured Note and Warrant Purchase Agreements, we issued warrants to purchase an aggregate of 2,070,004 shares of our common stock, at an exercise price of $6.00 per share, pro rata to the parties to the agreement. Each warrant issued pursuant to the Senior Secured Note and Warrant Purchase Agreements has a five year term and could not be exercised until after one year from the date of issuance. The fair value assigned to the warrants ($4.8 million) was being recognized as interest expense over the term of the notes. Upon the repayment of the notes in fiscal 2002 we recorded a charge of approximately $4.5 million to write off the unamortized portion of the fair value ascribed to the warrants. This amount is classified as loss on early extinguishments of debt in the accompanying Consolidated Statement of Operations.
      Future minimum principal payments on Long-Term Debt as of January 3, 2005 are as follows:

Fiscal Year

2005	$74,904
2006	65,874
2007	43,092
2008	33,338
2009	35,889
2010 and thereafter	105,174

358,271
Less current maturities	(74,904)

Long-term debt, net	$283,367

9.	Capital Lease Obligations
      During fiscal 2004, we paid all remaining principal and interest due under our capital lease agreements which then terminated in accordance with the terms of the agreement.

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)

10.	Income Taxes
      Significant components of our deferred tax assets are as follows:

	Fiscal Year

	2004	2003

Deferred tax assets:
Net operating loss carryforward	$47,673,687	$39,731,194
Deferred compensation	341,995	2,018,848
Depreciation expense and impairment of long-lived assets	11,417,515	11,117,205
Lease termination accrual	356,046	823,228
Allowance for doubtful accounts	57,895	145,431
Contractual lease increases	1,578,249	1,624,329
Accrued expenses	130,788	147,142

Total deferred tax assets	61,556,175	55,607,377
Valuation allowance	(61,556,175)	(55,607,377)

Net deferred taxes	$—	$—

      As of January 3, 2005, we have Federal net operating tax loss carryforwards of approximately $127.3 million, which if not used, will expire through 2023. Utilization of the net operating losses may be subject to an annual limitation due to the change in ownership provisions of the Internal Revenue Code and similar state provisions. These annual limitations may result in the expiration of these net operating losses before their utilization. The Company has recorded a valuation allowance to offset the benefit associated with the deferred tax assets noted above due to the uncertainty of realizing the related benefits.

11.	Stockholders’ Equity

Change in Authorized Number of Shares
      On November 22, 2002, we amended our Certificate of Incorporation to increase our authorized capital stock from 45,673,947 shares to 140,000,000, of which 100,000,000 shares were Common Stock and 40,000,000 shares were Preferred Stock.
      On November 24, 2003, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to effectuate a one-for-five reverse stock split of the issued shares of our common stock. All statements presented, retroactively reflect this reverse stock split.

Common Stock Purchase Rights
      On November 18, 2002, the Board of Directors resolved to adopt a Shareholders’ Rights Plan (“Rights Plan”). At that time the Board declared a dividend distribution of one right (“Right”) for each share of common stock, $.01 par value per share of the Company on November 25, 2002, to shareholders of record on November 25, 2002. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of our preferred stock designated as Series D Preferred Stock at a price of $100 per one one-hundredth of a share. The Board of Directors also resolved to amend its certificate of incorporation, to designate 1,000,000 shares of Series D Preferred Stock for such issuance.
      The exercise price and the number of Series D preferred shares issuable upon exercise are subject to adjustments from time to time to prevent dilution. The share purchase rights are not exercisable until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
associated persons, referred to as an acquiring person, have acquired beneficial ownership of 15% or more of the our outstanding voting common stock or (2) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 15% or more of our outstanding voting shares of common stock.
      If we are acquired in a merger or other business combination, or if more than 50% of our consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a share purchase right — other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void — will have the right to receive, upon exercise of the share purchase right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the exercise price. If any person or group becomes an acquiring person, proper provision shall be made so that each holder of a share purchase right — other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void — will have the right to receive upon exercise of the share purchase right at the then current exercise price, the number of shares of Series D preferred stock with a market value at the time of the transaction equal to two times the exercise price.
      Series D preferred shares issuable upon exercise of the share purchase rights will not be redeemable. Each Series D preferred share will be entitled to a minimum preferential dividend payment of $.10 per share and will be entitled to an aggregate dividend of 100 times the cash dividend declared per share of common stock. In the event we are liquidated, the holders of the Series D preferred shares will be entitled to receive a payment in an amount equal to the greater of $100 per one one-hundredth share or 100 times the payment made per share of common stock. Each Series D preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series D preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.
      Before the date the share purchase rights are exercisable, the share purchase Rights may not be detached or transferred separately from the common stock. The share purchase Rights will expire in 2012, or, if the share purchase Rights become exercisable before 2012, at the close of business on the 90th day following such date the share purchase Right become exercisable, provided that the Company’s Board of Directors does not extend or otherwise modify the Right. At any time on or prior to 10 business days following the time an acquiring person acquires beneficial ownership of 15% or more of the Company’s outstanding voting common stock, the Company’s board of directors may redeem the share purchase Rights in whole, but not in part, at a price of $.01 per share purchase Right. Immediately upon any share purchase Rights redemption, the exercise Rights terminate, and the holders will only be entitled to receive the redemption price.

Stock Purchase Warrants
      Warrants, issued in conjunction with previous equity and debt securities, to purchase 2,181,136 shares of our common stock were outstanding as of January 3, 2005; 75,327 of which have an exercise price of $.01 per share and expire from November 2006 to April 2008; 2,070,004 of which have an exercise price of $6.00 per share, became exercisable after August 16, 2003 and expire from August 2007 to November 2007; 33,279 of which have an exercise price of $8.50 per share and expire in November 2007; and 2,526 of which have an exercise price of $9.50 per share and expire in December 2006. 75,327 of these warrants provide for anti-dilution adjustments in the event of stock splits, stock dividends, sales by us of our stock at, or issuance of options or warrants containing an exercise price of, less than fair market value or merger, consolidation, recapitalization or similar transactions. All of the holders of these warrants

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
are entitled to participate in any dividends declared upon shares of our common stock (other than dividends payable solely in shares of common stock) as if these holders had fully exercised such warrants.

Restricted Stock
      During fiscal 2003, we entered into an employment agreement with William D. Forrest. Pursuant to the agreement, Mr. Forrest will serve as Executive Chairman for three years ending on March 31, 2006. In consideration for Mr. Forrest’s service as our Executive Chairman, on June 26, 2003, we issued to Mr. Forrest 1,156,407 shares of our authorized but unissued common stock, representing 5% of its outstanding common stock on a fully diluted basis (assuming all outstanding options and warrants are exercised). Pursuant to the December 29, 2003 completion of the rights offering, we issued an additional 523,546 shares to Mr. Forrest, including 1,482 shares issued on August 11, 2004 as a result of additional shares being issued pursuant to the rights offering, such that Mr. Forrest’s ownership of Cosi, on a fully diluted basis, remained at 5%. Mr. Forrest’s rights in the shares vest as follows: (i) 25% of the shares vested upon issuance; (ii) 25% of the shares will vest on April 1, 2004, provided the agreement is still in effect; and (iii) on the last day of each month, commencing with April 2004, and ending on March 2006, 2.08% of the shares will vest, and an additional .08% of the shares will vest on March 31, 2006, provided that at the end of each month the agreement is still in effect. All shares not vested will fully vest upon the termination of this agreement by Cosi without cause (as defined in the agreement), or upon a change of control (as defined in the agreement). If Mr. Forrest is terminated by us for cause (as defined in the agreement), all unvested shares will be forfeited. Mr. Forrest agreed that, during the term of the agreement and for a period of 12 months thereafter, he will not compete with us or solicit our employees. The value of Mr. Forrest’s shares, based on the closing price of our common stock on the date of the grant, was $2,729,439, which was recorded as deferred stock compensation within stockholder’s equity. Amortization of deferred stock compensation expense was $942,818 and $893,668 for fiscal years 2004 and 2003, respectively and is included in stock compensation expense in the accompanying consolidated statements of operations. The remaining balance is being amortized as stock compensation expense evenly over the remaining life of Mr. Forrest’s employment. On February 9, 2004, we and Mr. Forrest executed an addendum to the agreement when Mr. Forrest agreed to serve as our Executive Chairman on a full-time basis. The addendum provides for an annual salary of $350,000 and grants of stock options to Mr. Forrest.

12.	Initial Public Offering
      On November 22, 2002, we completed an initial public offering of our common stock, issuing 5,555,556 shares at $7.00 per share. Concurrently, all outstanding shares of Series A and Series C preferred stock were converted to common stock, and all of our outstanding obligations under our Senior Subordinated and Senior Secured Debt agreements were repaid. In connection with the repayment of the Senior Subordinated and Senior Secured debt, all unaccreted debt discount, and unamortized deferred financing charges were written off, and a loss on early extinguishment of debt of approximately $5.1 million was recorded. The total net proceeds of the offering, net of offering expenses of approximately $6.1 million including underwriter’s discount were approximately $32.8 million.

13.	Rights Offering
      On December 29, 2003, we consummated a rights offering. Cosi raised an aggregate of approximately $7.5 million in new cash from the sale of common stock in connection with the rights offering and pursuant to an investment agreement among us and certain investors that was approved by our stockholders at our 2003 Annual Meeting. We issued approximately 3.6 million shares of common stock pursuant to the rights offering. In addition, we issued approximately 1.4 million shares of common stock pursuant to the investment agreement and approximately 3.0 million shares of common stock pursuant to

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
the conversion of $4.5 million of senior secured notes held by certain of the parties to the investment agreement in connection with the rights offering. In January 2004, pursuant to the investment agreement, LJCB Nominees Pty, Ltd. purchased an additional 693,963 shares for approximately $1.0 million. In August 2004, we issued an additional 29,641 shares of common stock resulting from an adjustment pursuant to the rights offering.

14.	Private Placement
      On April 30, 2004, we issued 3,550,000 shares of common stock to a limited number of institutional investors at a price of $5.65 per share pursuant to a private placement under Section 4(2) of the Securities Act of 1933, as amended. This issuance provided us with gross proceeds of approximately $20.0 million.
      Pursuant to the Securities Purchase Agreement relating to the private placement, we filed a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the shares purchased in the private placement. Because the registration statement was not declared effective by the staff of the SEC by July 29, 2004, pursuant to the Securities Purchase Agreement, we were required to make a payment to the purchasers of approximately $190,000. The payment was recorded in the other expense caption of the consolidated statement of operations during fiscal 2004. The registration statement was declared effective by the SEC on August 11, 2004.

15.	Stock Options
      We have several stock option plans that provide for the granting of incentive and nonqualified stock options to participants, employees and non-employee directors, to acquire common stock.
      There are approximately 10 million shares of common stock reserved for issuance under our stock option plans. Grants have been made at fair market value (as determined by the Board of Directors prior to our initial public offering) and generally vest over a period of five years and expire ten years from the date of the grant. The Board of Directors approves vesting terms on an individual basis. We account for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.”
      A summary of option activity for fiscal 2004, 2003 and 2002 is as follows:

	Number of	Range of	Weighted Average
	Options	Exercise Price	Exercise Price

Balance as of December 31, 2001	3,265,605	$1.56 — $18.81	$10.59
Granted	501,518	$6.00 — $12.25	$10.40
Exercised	(32,142)	$10.94	$10.94
Cancelled/ Expired	(328,649)	$6.11 — $12.25	$12.09

Balance as of December 30, 2002	3,406,332	$1.56 — $18.81	$10.41
Granted	2,845,689	$1.36 — $ 7.00	$2.13
Cancelled/ Expired	(1,841,182)	$1.36 — $12.25	$8.72

Balance as of December 29, 2003	4,410,839	$1.36 — $12.25	$5.68
Granted	1,514,291	$2.85 — $ 6.53	$4.59
Exercised	(249,058)	$1.56 — $ 5.30	$2.40
Cancelled/ Expired	(419,122)	$1.63 — $12.3	$8.90

Balance as of January 3, 2005	5,256,950	$1.36 — $12.25	$5.26

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)

		Weighted Average
Total Exercisable at the End of the Year	Options	Exercise Price

As of January 3, 2005	2,763,986	$6.35

As of December 29, 2003	1,853,950	$7.63

As of December 30, 2002	1,815,903	$9.28

      The following table summarizes information about stock options outstanding at January 3, 2005:

	Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life in Years	Price	Exercisable	Price

$1.36 - $2.02	1,168,854	7.6	$1.76	633,794	$1.72
$2.09 - $2.99	1,401,329	6.3	2.40	699,541	2.33
$3.30 - $4.76	558,668	9.6	4.64	55	3.30
$5.08 - $7.00	835,479	8	5.56	279,809	5.54
$8.93 - $12.25	1,292,620	5.3	11.62	1,150,787	11.54

	5,256,950	6.9	$5.26	2,763,986	$6.35

16.	Defined Contribution Plan
      We have a 401(k) Plan (the “Plan”) for all qualified employees. The Plan provides for a matching employer contribution of 25% of up to the first 4% of the employees’ deferred savings. The employer contributions vest over five years. The deferred amount cannot exceed 15% of an individual participant’s compensation in any calendar year. Our contribution to the Plan was $15,056, $18,943 and $35,380 for fiscal years 2004, 2003 and 2002, respectively.

17.	Related Party Transactions
      We have incurred fees with a legal firm, a partner of which is formerly the owner of less than 0.5% of our equity securities, and is also the father of our former Vice President of Concept Development and former interim President and Chief Executive Officer. This firm provides legal services on behalf of the Company, which amounted to approximately $946,176, $1,161,834 and $575,000 for fiscal years 2004, 2003 and 2002.

18.	Commitments and Contingencies

Commitments
      As of January 3, 2005 we are committed under lease agreements expiring through 2014 for occupancy of our retail restaurants and for office space at the following minimum annual rentals:

2005	$12,241,665
2006	12,092,349
2007	11,705,672
2008	10,674,854
2009	9,596,199
Thereafter	$20,988,238

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
      Amounts shown are net of approximately $1.8 million of sublease rental income under non-cancellable subleases. Rental expense for the fiscal years ended 2004, 2003 and 2002 totaled $12,058,259, $13,055,402 and $10,826,984, respectively. Certain lease agreements have renewal options ranging from 3 years to 15 years. In addition, certain leases obligate us to pay additional rent if restaurant sales reach certain minimum levels (percentage rent). Also, during fiscal 2004, we entered into agreements with Federated Department Stores, Inc. under which amounts due for rental expenses are based on restaurant sales (percentage rent). Amounts incurred under these additional rent provisions and agreements were $476,499, $281,290 and $217,075 for fiscal years 2004, 2003 and 2002, respectively.
      Certain of our lease agreements provide for scheduled rent increases during the lease term, or for rental payments commencing at a date other than the date of initial occupancy. In accordance with SFAS No. 13, “Accounting for Leases,” rent expense is recognized on a straight-line basis over the term of the respective leases. Our obligation with respect to these scheduled rent increases has been presented as a long-term liability in other liabilities in the accompanying consolidated balance sheets. The outstanding liability was $5,792,268 and $6,470,973 as of the end of fiscal 2004 and 2003, respectively.
      Certain of our leases also provide for landlord contributions to offset a portion of the cost of our leasehold improvements. In accordance with FASB Technical Bulletin No. 88-1, “Issues Relating to Accounting for Leases” these allowances are recorded as deferred liabilities and amortized against rent expense over the term of the related lease. Included in other long-term liabilities in the accompanying consolidated balance sheets for fiscal 2004 and 2003 were landlord allowances of $1,247,964 and $1,538,460, respectively.
      As of January 3, 2005, the Company had outstanding approximately $540,000 in standby letters of credit, which were given as security deposits for certain of the lease obligations. The letters of credit are fully secured by cash deposits or marketable securities held in accounts at the issuing banks and are not available for withdrawal. These amounts are included as a component of Intangibles, Security Deposits and Other Assets in the accompanying consolidated balance sheet.
      During fiscal 2004 we recognized $1.5 million of lease termination income as we revised our estimates of the expected cost to terminate leases on locations that are closed as well as where we were able to exit the lease on a more favorable basis than previously anticipated, which was partially offset by charges of $0.9 million resulting in a net reversal of $0.6 million. During fiscal 2004, we made cash payments totaling approximately $699,000 related to restaurants in the lease termination accrual. During fiscal 2003, we recognized $4.5 million of lease termination income related to the reversal of certain lease termination accruals where we were able to exit the lease on a more favorable basis than previously anticipated, which was partially offset by charges of $1.1 million for stores closed in 2003 resulting in a net reversal of $3.4 million. In addition, we made cash payments of $1.0 million during 2003 related to the lease termination accrual.
      As of January 3, 2005, future minimum lease payments related to restaurants that have been closed is approximately $2.6 million, with remaining lease terms ranging from 2 to 9 years. For each of these retail locations, a lease termination reserve has been established based upon management’s estimate of the cost to exit the lease.
      Other liabilities in the accompanying consolidated balance sheet as of January 3, 2005 include $936,963 in accrued lease termination costs (including a current portion of $363,000), $5,792,268 in accrued contractual lease increases and $1,247,964 in landlord allowances. Other liabilities in the accompanying consolidated balance sheet as of December 29, 2003 include $2,224,940 in accrued lease termination costs (including a current portion of $484,491), $6,470,973 in accrued contractual lease increases, $1,538,460 in landlord allowances and the long-term portion of the severance accrual of $394,975.

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)

Purchase Commitment
      We have an exclusive coffee supply agreement with Coffee Bean International, Inc. (“Coffee Bean International”) that requires us to purchase all contracted coffee products from Coffee Bean International. The agreement is effective through June 2005, but may be terminated by us or Coffee Bean International; provided that 180 days notice is given in advance of such termination.
      During fiscal 2002, we entered into a long-term beverage marketing agreement with the Coca Cola Company. Under the agreement, we are obligated to purchase approximately 2.0 million gallons of fountain syrups at the then-current annually published national chain account prices.
      In addition, we have a contract with Maines Paper and Food Service as the broadline distributor that expires in January 2006. Maines supplies us with in excess of 74% of our food and paper products, primarily under pricing agreements that we negotiate directly with the suppliers.

Self-Insurance
      We have a self-insured group health insurance plan. We are responsible for all covered claims to a maximum liability of $100,000 per participant during a plan year. Benefits paid in excess of $100,000 are reimbursed to the plan under our stop loss policy. In addition, we also have an aggregate stop loss policy whereby our liability for total claims submitted cannot exceed a pre-determined dollar factor based upon, among other things, past years’ claims experience, actual claims paid, the number of plan participants and monthly accumulated aggregate deductibles. Health insurance expense for the fiscal years 2004, 2003 and 2002 was approximately $1,251,084, $1,316,000 and $1,108,000, respectively.

Litigation
      The Company has been named as a defendant in several purported class action complaints (see Note 21).

19.	Effect of the Events of September 11, 2001
      As a result of the events of September 11, 2001, our restaurant location and a kiosk that had operated in the World Trade Center in New York City were destroyed. Additionally, due to its proximity to the World Trade Center, our restaurant in the World Financial Center was closed after the attacks and was reopened in September 2002. During fiscal 2002 we received $320,000 for business interruption insurance claims that was recorded as other income in the accompanying consolidated statement of operations.

20.	Employee Severance Charge
      During fiscal 2003, we reduced our executive, general and administrative staffing and recorded a charge of approximately $3.6 million included within general and administrative expense in the accompanying consolidated statement of operations. These reductions were primarily due to a change in the Company’s growth plans and in the Company’s executive management. During fiscal 2004 and 2003, payments of approximately $1.6 million and $1.7 million, respectively, were made leaving an accrual of approximately $0.3 million at January 3, 2005.

21.	Legal Proceedings
      From time to time, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, claims under federal and state laws governing access to public accommodations, employment related claims and claims from guests alleging illness, injury or other food quality, health or operational concerns. To date, none of such litigation, some of which

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
is covered by insurance, has had a material adverse effect on our consolidated financial position, results of operations or cash flows.
      On February 5, 2003, a purported shareholder class action complaint was filed in the United States District Court for the Southern District of New York (the “Court”), alleging that Cosi and various of our officers and directors and the underwriter of our IPO violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by misstating, and by failing to disclose, certain financial and other business information (Sheel Mohnot v. Cosi, Inc., et al., No. 03 CV 812). At least eight additional class action complaints with substantially similar allegations were later filed. These actions have been consolidated in In re Cosi, Inc. Securities Litigation (collectively, the “Securities Act Litigation”). On July 7, 2003, lead plaintiffs filed a Consolidated Amended Complaint, alleging on behalf of a purported class of purchasers of our stock allegedly traceable to our November 22, 2002 IPO, that at the time of the IPO, our offering materials failed to disclose that the funds raised through the IPO would be insufficient to implement our expansion plan; that it was improbable that we would be able to open 53 to 59 new restaurants in 2003; that at the time of the IPO, we had negative working capital and therefore did not have available working capital to repay certain debts; and that the principal purpose for going forward with the IPO was to repay certain existing shareholders and members of the Board of Directors for certain debts and to operate our existing restaurants.
      The plaintiffs in the Securities Act Litigation generally seek to recover recessionary damages, expert fees, attorneys’ fees, costs of Court and pre- and post-judgment interest. Based on the allegations set forth in the complaint, we believe that the amount of recessionary damages that could be awarded to the plaintiffs, if a judgment is rendered against us, would not exceed $24 million. In addition, the underwriter is seeking indemnification from us for any damages assessed against it in the Securities Act Litigation. On August 22, 2003, lead plaintiffs filed a Second Consolidated Amended Complaint, which was substantially similar to the Consolidated Amended Complaint.
      On September 22, 2003, we filed motions to dismiss the Second Consolidated Amended Complaint in the Securities Act Litigation. Plaintiffs filed their opposition to our motion to dismiss on October 23, 2003. We filed reply briefs on November 12, 2003.
      On July 30, 2004, the Court granted plaintiffs permission to replead their complaint against us. On September 10, 2004, plaintiffs filed their Third Consolidated Amended Complaint. Plaintiffs abandoned their claim that we misled investors about our ability to execute our growth plans. Instead, plaintiffs claim that our offering materials failed to disclose that, at the time of the IPO, we were researching the possibility of franchising our restaurants. On October 12, 2004, we filed a motion to dismiss plaintiffs’ Third Consolidated Amended Complaint.
      On November 19, 2004, plaintiffs filed their opposition to our motion to dismiss. On January 11, 2005, we filed a reply brief in further support of our motion to dismiss plaintiffs’ Third Consolidated Complaint. We have requested that the court hear an oral argument on the matter. If our request for oral argument is granted, the judge will take the arguments under submission. We have no way of predicting when the judge will issue a ruling on the case.
      We cannot predict what the outcome of these lawsuits will be. It is possible that we may be required to pay substantial damages or settlement costs in excess of our insurance coverage, which could have a material adverse effect on our financial condition or results of operations. We could also incur substantial legal costs, and management’s attention and resources could be diverted from our business.

COSI, INC.
Notes to Consolidated Financial Statements — (Continued)
Supplemental Disclosure of Cash Flow Information
      We paid cash for interest totaling $74,324, $315,833 and $1,323,459 in fiscal 2004, 2003 and 2002, respectively. We paid cash for corporate franchise and income taxes during fiscal 2004, 2003 and 2002 of $288,165, $220,800 and $118,690, respectively.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Così, Inc.
Deerfield, Illinois
      The audit referred to in our report to Così, Inc., dated March 11, 2005, which is contained in the Prospectus constituting part of this Registration Statement, includes the audit of the schedule listed on the accompanying index for the year ended January 3, 2005. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based upon our audit.
      In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
Chicago, Illinois
March 11, 2005

S-1

Consolidated Financial Statement Schedule
Schedule II — Valuation and Qualifying Accounts and Reserves
For the Fiscal Years Ended January 3, 2005, December 29, 2003 and December 30, 2001

	Balance at	Charged to			Balance at
	Beginning	Costs and			End of
	of Period	Expenses	Deductions		Period

	(Dollars in thousands)
Fiscal 2002
Allowance for doubtful accounts receivable	$219.8	$27.0	$(14.7	)(a)	$232.1
Lease termination reserve	8,201.7	(1,165.0)	(411.1	)(b)	6,625.6

Fiscal 2003
Allowance for doubtful accounts receivable	$232.1	$202.4	$(41.4	)(a)	$393.1
Lease termination reserve	6,625.6	(3,391.3)	(1,009.4	)(b)	2,224.9

Fiscal 2004
Allowance for doubtful accounts receivable	$393.1	$(39.2)	$(201.5	)(a)	$152.4
Lease termination reserve	2,224.9	(588.8)	(699.1	)(b)	937.0

(a)	Write-off of uncollectable accounts.

(b)	Payments to landlords and others for leases on closed stores.

S-2

5,076,142 Shares
Common Stock

PROSPECTUS

SG Cowen & Co.
RBC Capital Markets
                        , 2005
Until                 , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      The following table sets forth all expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee.

SEC registration fee	$3,896
Printing fees	15,000
Legal fees and expenses	242,104
Accounting fees	125,000
Miscellaneous	—

Total	$386,000

Item 15.	Indemnification of Directors and Officers.
      Section 145 of the DGCL permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. Our Amended and Restated Certificate of Incorporation and By-laws provide that we will indemnify our directors and officers, and anyone who is or was serving at our request as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, to the fullest extent permitted under Delaware law. These indemnification provisions may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
      We maintain directors’ and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including fraudulent, dishonest or criminal acts or self dealing.

Item 16.	Exhibits.

1	.1*	Form of Underwriting Agreement.
4.1		Form of Certificate of Common Stock.
4.2		Rights Agreement between Così, Inc. and American Stock Transfer and Trust Company as Rights Agent dated November 21, 2002 (Filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the period ended December 30, 2002).
4.3		Amended and Restated Registration Agreement, dated as of March 30, 1999 (Filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-1, file #333-86390).
4.4		Supplemental Registration Rights Agreement, dated as of August 5, 2003 by and among the Company and the parties thereto (Filed as Exhibit 4.4.2 to the Company’s Registration Statement on Form S-1, file #333-107689).
4.5		Amendment No. 1 to Rights Agreement dated as of November 21, 2002, between Così, Inc. and American Stock Transfer and Trust Company, as rights agent (Filed as Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003).
4.6		Investment Agreement, dated as of August 5, 2003, among the Company, Eric J. Gleacher, Charles G. Phillips, LJCB Nominees Pty Ltd, and ZAM Holdings, L.P. (Filed as Exhibit 4.9 to the Company’s Registration Statement on Form S-1/A, file #333-107689).
5	.1#	Opinion of Cadwalader, Wickersham & Taft LLP as to the validity of the securities being registered.

II-1

23	.1*	Consent of BDO Seidman, LLP, independent registered public accounting firm.
23	.2 *	Consent of Ernst & Young LLP, independent registered public accounting firm.
24	.1#	Power of Attorney.

*	Filed herewith.

#	Previously filed.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 25, 2005.

COSÌ, INC.

By:	/s/ Kevin Armstrong

Kevin Armstrong
Chief Executive Officer and President
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ William D. Forrest William D. Forrest		Executive Chairman	May 25, 2005

/s/ Kevin Armstrong Kevin Armstrong		Chief Executive Officer, President and Director (Principal Executive Officer)	May 25, 2005

* Eli Cohen		Director	May 25, 2005

* Creed L. Ford III		Director	May 25, 2005

* Mark Demilio		Director	May 25, 2005

* Terry Diamond		Director	May 25, 2005

* Edna Morris		Director	May 25, 2005

* Garry Stock		Director	May 25, 2005

/s/ Cynthia T. Jamison Cynthia T. Jamison		Chief Financial Officer (Principal Financial and Accounting Officer)	May 25, 2005

*By:	/s/ Kevin Armstrong Kevin Armstrong Attorney-in-Fact

EXHIBIT INDEX

Exhibit			Paper (P) or
No.		Description	Electronic (E)

1	.1*	Form of Underwriting Agreement.	E
4.1		Form of Certificate of Common Stock	E
4.2		Rights Agreement between Così, Inc. and American Stock Transfer and Trust Company as Rights Agent dated November 21, 2002 (Filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the period ended December 30, 2002)	E
4.3		Amended and Restated Registration Agreement, dated as of March 30, 1999 (Filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-1, file #333-86390)	E
4.4		Supplemental Registration Rights Agreement, dated as of August 5, 2003 by and among the Company and the parties thereto (Filed as Exhibit 4.4.2 to the Company’s Registration Statement on Form S-1, file #333-107689)	E
4.5		Amendment No. 1 to Rights Agreement dated as of November 21, 2002, between Così, Inc. and American Stock Transfer and Trust Company, as rights agent (Filed as Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003)	E
4.6		Investment Agreement, dated as of August 5, 2003, among the Company, Eric J. Gleacher, Charles G. Phillips, LJCB Nominees Pty Ltd, and ZAM Holdings, L.P. (Filed as Exhibit 4.9 to the Company’s Registration Statement on Form S-1/ A, file #333-107689)	E
5	.1#	Opinion of Cadwalader, Wickersham & Taft LLP as to the validity of the securities being registered	E
23	.1*	Consent of BDO Seidman, LLP, independent registered public accounting firm	E
23	.2*	Consent of Ernst & Young LLP, independent registered public accounting firm	E
24	.1#	Power of Attorney	E

*	Filed herewith.

#	Previously filed.